Exhibit 2.1

STOCK PURCHASE AGREEMENT

among

KAKEN PHARMACEUTICAL CO., LTD.

KAKEN INVESTMENTS INC.,

AADI BIOSCIENCE, INC.

and

AADI SUBSIDIARY, INC.

Dated as of December 19, 2024

3.20	Tax Matters	56
3.21	Employee Plans	58
3.22	Labor Matters	61
3.23	Compliance with Laws	64
3.24	Healthcare Law	65
3.25	Legal Proceedings; Orders	67
3.26	Insurance	68
3.27	Related Person Transactions	68
3.28	Brokers	68
3.29	Exclusivity of Representations and Warranties	69

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PURCHASER		69

4.1	Organization; Good Standing	69
4.2	Power; Enforceability	69
4.3	Non-Contravention	70
4.4	Requisite Governmental Approvals	70
4.5	Legal Proceedings; Orders	70
4.6	Ownership of Seller Capital Stock	70
4.7	Brokers	71
4.8	No Purchaser Vote or Approval Required	71
4.9	Financial Capability	71
4.10	Absence of Stockholder and Management Arrangements	71
4.11	Investment Intent	71
4.12	Exclusivity of Representations and Warranties	72

ARTICLE V INTERIM OPERATIONS OF SELLER		72

5.1	Affirmative Obligations	72
5.2	Forbearance Covenants	73
5.3	No Solicitation of Acquisition Proposals	76
5.4	No Control of the Other Party’s Business	81

ARTICLE VI ADDITIONAL COVENANTS		81

6.1	Efforts; Required Action and Forbearance	81
6.2	Regulatory Filings	82
6.3	Proxy Statement and Other Required SEC Filings	83

6.4	Seller Stockholder Meeting	85
6.5	Anti-Takeover Laws	86
6.6	Access	86
6.7	Employee Matters	87
6.8	Notification of Certain Matters	88
6.9	Public Statements and Disclosure	88
6.10	Transaction Litigation	88
6.11	Certain Actions	89
6.12	Director Resignations	89
6.13	Wrong Pockets	89
6.14	Covenant Not to Sue for Infringement or Misappropriation	90
6.15	Insurance Coverage	90
6.16	Pre-Closing Restructuring	90
6.17	Clinical Trial Wind Down	91
6.18	Tax Matters	91
6.19	Transition Services	94
6.20	Non-Competition and Non-Solicitation	95
6.21	Use of Name	97

ARTICLE VII CONDITIONS TO THE STOCK PURCHASE		97

7.1	Conditions to Each Party’s Obligations to Effect the Stock Purchase	97
7.2	Conditions to the Obligations of Purchaser	97
7.3	Conditions to Seller’s Obligations to Effect the Stock Purchase	98
7.4	Frustration of Closing Conditions	99

ARTICLE VIII TERMINATION		99

8.1	Termination	99
8.2	Manner and Notice of Termination; Effect of Termination	101
8.3	Fees and Expenses	101

ARTICLE IX INDEMNIFICATION		103

9.1	Survival	103
9.2	Indemnification by Seller	104
9.3	Other Limitations on Liability	105
9.4	Third-Party Claims	106

9.5	Indemnification Procedures	108
9.6	Payment	109
9.7	Equitable Relief; Fraud	109
9.8	Tax Treatment of Indemnification Payments	109

ARTICLE X GENERAL PROVISIONS		109

10.1	Notices	109
10.2	Amendment	111
10.3	Extension; Waiver	111
10.4	Assignment	112
10.5	Confidentiality	112
10.6	Entire Agreement	112
10.7	Third Party Beneficiaries	112
10.8	Severability	112
10.9	Remedies	113
10.10	Governing Law	114
10.11	Consent to Jurisdiction	114
10.12	WAIVER OF JURY TRIAL	114
10.13	Counterparts	115
10.14	No Limitation	115
10.15	Conflict Waiver; Privilege	115
10.16	Guarantee	116

EXHIBITS

Exhibit A	Closing Net Working Capital Sample
Exhibit B	RWI Policy

SCHEDULES

Schedule A	Acquired Employees
Schedule B	Excluded Transactions
Schedule C	Company Knowledge Parties
Schedule D	Pre-Closing Restructuring
Schedule E	Ongoing Clinical Programs

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”) is dated as of December 19, 2024, among KAKEN INVESTMENTS INC., a Delaware corporation (“Purchaser”), KAKEN PHARMACEUTICAL CO., LTD. (“Guarantor”), Aadi Bioscience, Inc., a Delaware corporation (“Seller”), and Aadi Subsidiary, Inc., a Delaware corporation and wholly owned subsidiary of Seller (the “Company”). Each of Purchaser, Seller and the Company are sometimes referred to as a “Party” and collectively as the “Parties.” All capitalized terms that are used in this Agreement have the meanings given to them in Article I.

RECITALS

A. Purchaser desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement.

B. The Seller Board has (i) determined that it is in the best interests of Seller and the Seller Stockholders, and declared it advisable, to enter into this Agreement providing for the sale of one hundred percent (100%) of the issued and outstanding capital stock of the Company (the “Stock Purchase”) upon the terms and subject to the conditions set forth in this Agreement; (ii) deemed the Stock Purchase and the transactions contemplated by this Agreement expedient and for the best interests of Seller; (iii) approved the execution and delivery of this Agreement by Seller and the performance of its covenants and other obligations in this Agreement and the consummation of the Stock Purchase upon the terms and subject to the conditions set forth in this Agreement; (iv) directed that the approval of this Agreement and the Stock Purchase be submitted to a vote of the Seller Stockholders; (v) approved the execution and delivery of the Support Agreements; and (vi) recommended that the Seller Stockholders vote in favor of and authorize the approval of this Agreement and the approval of the Stock Purchase.

C. The board of directors of the Company has declared it advisable to enter into this Agreement and approved the execution and delivery of this Agreement, the performance of its covenants and other obligations under this Agreement, and the consummation of the Stock Purchase, upon the terms and subject to the conditions set forth in this Agreement.

D. The board of directors of Purchaser has declared it advisable to enter into this Agreement and approved the execution and delivery of this Agreement, the performance of its covenants and other obligations under this Agreement, and the consummation of the Stock Purchase upon the terms and subject to the conditions set forth in this Agreement.

E. Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Purchaser’s willingness to enter into this Agreement, each of the directors and executive officers of Seller and certain of their Affiliates, and certain other significant Seller Stockholders are entering into Voting and Support Agreements (collectively, the “Support Agreements”), pursuant to which the Seller Stockholders party thereto, among other things, agree to vote their shares in favor of the approval of this Agreement and the Stock Purchase.

F. Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Purchaser’s willingness to enter into this Agreement, certain members of the executive team of Seller and the Company, are entering into Restrictive Covenant Agreements in favor of the Company and Purchaser (the “Restrictive Covenant Agreements”) to be effective immediately as of the Closing.

G. Prior to or contemporaneously with the execution and delivery of this Agreement, Purchaser has obtained a “buyer-side” representations and warranties insurance policy in the form attached hereto as Exhibit B to this Agreement (the “RWI Policy”).

In consideration of the mutual promises set forth in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:

AGREEMENT

ARTICLE I

DEFINITIONS & INTERPRETATIONS

1.1 Certain Definitions. For all purposes of this Agreement, the following capitalized terms have the following respective meanings:

(a) “Acceptable Confidentiality Agreement” means a customary confidentiality agreement (whether in effect as of the execution of this Agreement or executed after the execution of this Agreement) containing terms, including with respect to confidentiality and non-solicitation no less restrictive in the aggregate to the counterparty than those contained in the Confidentiality Agreement (except for such changes necessary in order for such Party to be able to comply with its obligations under this Agreement), it being understood that such confidentiality agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making of any Acquisition Proposal. Without limiting the foregoing, an Acceptable Confidentiality Agreement may not (i) provide any Person with any exclusive right to negotiate with Seller or the Company, or (ii) require Seller, the Company or any of their Affiliates to reimburse the costs or expenses of any Person. If the provisions of any such confidentiality agreement in effect as of the execution of this Agreement are less restrictive in the aggregate to the counterparty than the terms of the Confidentiality Agreement (other than because of the absence of a “standstill” or similar provisions or other prohibition on the making of any Acquisition Proposal), then such confidentiality agreement will be deemed to be an Acceptable Confidentiality Agreement if Seller amends such confidentiality agreement so as to make the provisions of such confidentiality agreement at least as restrictive in the aggregate as the provisions of the Confidentiality Agreement.

(b) “Acquired Employees” means each employee of Seller or the Company listed on Schedule A.

(c) “Acquisition Inquiry” means any inquiry or other communication contemplating, or that could reasonably be expected to lead to, an Acquisition Proposal.

(d) “Acquisition Proposal” means any offer or proposal (other than an offer or proposal by Purchaser or any Group that includes Purchaser or any of its Affiliates) made to Seller, the Company or the Seller Board to engage in an Acquisition Transaction.

(e) “Acquisition Transaction” means any transaction or series of related transactions to which Seller or the Company is party (other than the Stock Purchase and the Excluded Transactions) for or involving:

(i) any direct or indirect purchase or other acquisition by any Third Person, from Seller or the Company or Seller Stockholders, of securities representing more than fifteen percent (15%) of the total outstanding voting power of the capital stock of the Company or Seller after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any Third Person that, if consummated in accordance with its terms, would result in such Third Person beneficially owning more than fifteen percent (15%) of the total outstanding voting power of the capital stock of the Company or Seller after giving effect to the consummation of such tender offer or exchange offer;

(ii) any direct or indirect purchase or other acquisition by any Third Person of assets constituting or accounting for more than fifteen percent (15%) of either (A) the consolidated net revenues, net income, or assets of Seller and its Subsidiaries, taken as a whole, or (B) the net revenues, net income, or assets of the Company; or

(iii) any merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution or other transaction involving Seller or the Company (or both), pursuant to which any Third Person would acquire or hold securities representing more than fifteen percent (15%) of the total outstanding voting power of the capital stock of Seller or the Company outstanding or assets constituting or accounting for more than fifteen percent (15%) of either (A) the consolidated net revenues, net income, or assets of Seller and its Subsidiaries, taken as a whole, or (B) the net revenues, net income, or assets of the Company.

(f) “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise.

(g) “Affordable Care Act” means the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, and the guidance and regulations issued thereunder.

(h) “Audited Seller Balance Sheet” means the consolidated balance sheet (and the notes thereto) of Seller as of December 31, 2023, set forth in Seller’s Annual Report on Form 10-K filed by Seller with the SEC for the fiscal year ended December 31, 2023.

(i) “Base Consideration” means $100,000,000.

(j) “BIS” means the Bureau of Industry and Security of the US Department of Commerce, which administers and enforces the EAR.

(k) “Business” means the research, development, use, making, manufacture, marketing, promotion, commercialization, sale, distribution, grant to license, or import or export (as applicable) of (i) the Specified Company Products and (ii) any products currently under investigation by the Company as conducted by Seller and the Company as of or prior to the Closing, excluding any products related to any transactions included in Schedule B.

(l) “Business Day” means each day that is not a Saturday, Sunday or other day on which the Federal Reserve Bank of San Francisco is closed or commercial banks in Tokyo, Japan are closed.

(m) “Bylaws” means the bylaws of the Company in effect as of the date of this Agreement.

(n) “Capitalization Date” means 5:00 p.m. Pacific time as of December 16, 2024.

(o) “Charter” means the Amended and Restated Certificate of Incorporation of the Company, as amended, and in effect as of the date of this Agreement.

(p) “Chosen Courts” means the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have subject matter jurisdiction, the United States District Court for the District of Delaware, or, if jurisdiction is not then available in the United States District Court for the District of Delaware, then any Delaware state court).

(q) “Clinical Trial” shall mean any study in which human subjects are dosed or treated with a pharmaceutical or biological product, whether approved or investigational.

(r) “Closing Adjustment Amount” means the Closing Company Cash Amount, less the Closing Company Indebtedness Amount, less the Closing Company Transaction Expense Amount, less the Closing Negative Net Working Capital Adjustment, plus the Closing Positive Net Working Capital Adjustment.

(s) “Closing Company Cash Amount” means an amount equal to the difference of (a) the aggregate amount of all cash and cash equivalents (other than Restricted Cash) of the Company as of the Measurement Time, minus (b) the amount of any overdrafts and any amounts required to cover checks, wires and similar instruments issued by the Company which have not cleared as of the Measurement Time.

(t) “Closing Company Indebtedness Amount” means all Indebtedness of the Company determined and valued as of the Measurement Time in accordance with GAAP in a manner consistent with the Company’s accounting policies and historical accounting practices. For the avoidance of doubt, to the extent any amounts are included in the calculation of Closing Company Indebtedness Amount, such amounts shall (as between Seller and the Company) be the responsibility of the Company.

(u) “Closing Company Transaction Expense Amount” means the aggregate amount of (i) all out-of-pocket fees, costs and expenses incurred by the Company for services of legal counsel, investment bankers, accountants, auditors, consultants or other third parties in connection with the evaluation, preparation, negotiation and execution of this Agreement and the other Transaction Documents and the evaluation, preparation, performance and consummation of the transactions contemplated hereby and thereby, (ii) all management, advisory, closing, transaction, and similar fees and expenses owing by the Company to Seller or any of its Affiliates or Representatives, (iii) all severance obligations and similar payments payable to employees, officers, directors, and consultants of the Company, in each case, to the extent arising from the execution of this Agreement or the consummation of the transactions contemplated thereby, (iv) fifty percent (50%) of any Transfer Taxes; (v) 50% of the up-front total costs (including premium, tax and underwriting fee) of the RWI Policy (not to exceed $167,000); (vi) all taxes, fees, costs, expenses and other amounts incurred or otherwise borne by the Company directly or indirectly for or with respect to the Pre-Closing Restructuring, and (vii) all Wind-Down Costs incurred by the Company, in each case, if applicable, determined and valued as of the Measurement Time in accordance with GAAP in a manner consistent with the Company’s accounting policies and historical accounting practices, for which the Company is liable and that remain unpaid at the Measurement Time. For the avoidance of doubt, to the extent any amounts are included in the calculation of Closing Company Transaction Expense Amount, such amounts shall (as between Seller and the Company) be the responsibility of the Company.

(v) “Closing Negative Net Working Capital Adjustment” means the amount by which Closing Net Working Capital is less than the Closing Net Working Capital Floor; provided, however, that if Closing Net Working Capital is within the Closing Net Working Capital Target Range or exceeds the Closing Net Working Capital Ceiling, the Closing Negative Net Working Capital Adjustment shall be zero ($0).

(w) “Closing Net Working Capital” means the value of the current assets of the Company, less the value of the current liabilities of the Company, in each case, determined and valued as of the Measurement Time in accordance with GAAP in a manner consistent with the Company’s accounting policies and historical accounting practices and using only those line items set forth on the sample calculation of Closing Net Working Capital as of September 30, 2024, included as Exhibit A to this Agreement. For the avoidance of doubt, the calculation of Closing Net Working Capital will not include any operating lease liabilities or any item included in the Closing Company Indebtedness Amount, the Closing Company Transaction Expense Amount or the Closing Company Cash Amount.

(x) “Closing Net Working Capital Target Range” means a dollar range from and including $1,604,000 (the “Closing Net Working Capital Floor”) to and including $3,135,000 (the “Closing Net Working Capital Ceiling”).

(y) “Closing Positive Net Working Capital Adjustment” means the amount by which Closing Net Working Capital exceeds the Closing Net Working Capital Ceiling; provided, however, that if Closing Net Working Capital is within the Closing Net Working Capital Target Range or less than the Closing Net Working Capital Floor, the Closing Positive Net Working Capital Adjustment shall be zero ($0).

(z) “Closing Purchase Price” means (i) the Base Consideration, plus (ii) if the Closing Adjustment Amount is a positive number, the absolute value of the Closing Adjustment Amount, minus (iii) if the Closing Adjustment Amount is a negative number, the absolute value of the Closing Adjustment Amount.

(aa) “Code” means the United States Internal Revenue Code of 1986, as amended.

(bb) “Company Benefit Plan” means any plan, program, policy, practice, contract, agreement or other arrangement, whether or not subject to ERISA (including any related funding mechanism now in effect or required in the future), providing for compensation, a bonus, a stock option, stock purchase or other equity-based award, a performance award, incentive compensation, profit sharing, pension benefits, savings, retirement benefits, disability benefits, life or other insurance, health or medical benefits, employee assistance, sick leave, vacation, deferred compensation, severance, termination pay, post-employment benefits, retention, change of control compensation or any other fringe, welfare or other employee benefit or remuneration of any kind, whether or not in writing, whether funded or unfunded, formal or informal, insured or self-insured, and each “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA), in each case, that is established, sponsored, maintained, contributed or required to be contributed to by the Company or any Subsidiary of the Company for the benefit of any Service Provider or in respect of which the Company or any Subsidiary of the Company has any current or potential liability, contingent or otherwise. For purposes of clarification, plans or arrangements established sponsored, maintained, contributed to or required to be contributed to by Seller or any Subsidiary of Seller other than the Company, in respect of which the Company does not currently have any actual or contingent liability, including any Seller Benefit Plan, will not constitute “Company Benefit Plans” for purposes of this Agreement.

(cc) “Company Capital Stock” means the common stock, par value $0.01 per share, of the Company.

(dd) “Company Contract” means (a) any Contract to which the Company is a party or by which the Company is bound, or (b) any Contract to which Seller is a party or by which Seller is bound that is set forth on Schedule D and is being transferred to or otherwise assumed by the Company at or prior to the Closing (whether pursuant to the Pre-Closing Restructuring or otherwise).

(ee) “Company Intellectual Property” means any Intellectual Property that is owned, purported to be owned, controlled, purported to be controlled, or licensed by the Company and used in the conduct of the Business as it has been or is currently proposed to be conducted.

(ff) “Company Material Adverse Effect” means any Effect that, individually or taken together with all other Effects, (A) has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company, taken as a whole, or (B) prevents or would reasonably be expected to prevent the Company from consummating the Stock Purchase on or prior to the Termination Date; provided, however, that solely for purposes of clause (A) above, none of the following Effects (in each case, by itself or when aggregated) will be deemed to be or constitute a Company Material Adverse Effect or will be taken into account when determining whether there has been or would reasonably be expected to occur a Company Material Adverse Effect:

(i) general economic conditions in the United States or any other country or region in the world, or changes in conditions in the global economy generally (except in each case to the extent that such Effect has had a disproportionate adverse effect on the Company relative to other similarly situated companies operating in the industries in which the Company conducts business, in which case only the incremental disproportionate adverse impact of such Effect on the Company as compared to the impact of such Effect on such other similarly situated companies may be taken into account in determining whether a Company Material Adverse Effect has occurred);

(ii) conditions in the financial markets, credit markets or capital markets in the United States or any other country or region in the world, including (A) monetary policy, interest rates or credit ratings in the United States or any other country or region of the world, (B) exchange rates for the currencies of any country, or (C) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world (except in each case to the extent that such Effect has had a disproportionate adverse effect on the Company relative to other similarly situated companies operating in the industries in which the Company conducts business, in which case only the incremental disproportionate adverse impact of such Effect on the Company as compared to the impact of such Effect on such other similarly situated companies may be taken into account in determining whether a Company Material Adverse Effect has occurred);

(iii) conditions in the industries, businesses or segments in which the Company conducts business, including the emergence of any new or modified competition and any supply chain disruptions or shortages (except in each case to the extent that such Effect has had a disproportionate adverse effect on the Company relative to other similarly situated companies operating in the industries in which the Company conducts business, in which case only the incremental disproportionate adverse impact of such Effect on the Company as compared to the impact of such Effect on such other similarly situated companies may be taken into account in determining whether a Company Material Adverse Effect has occurred);

(iv) regulatory, legislative or political conditions in the United States or any other country or region in the world (except in each case to the extent that such Effect has had a disproportionate adverse effect on the Company relative to other similarly situated companies operating in the industries in which the Company conducts business, in which case only the incremental disproportionate adverse impact of such Effect on the Company as compared to the impact of such Effect on such other similarly situated companies may be taken into account in determining whether a Company Material Adverse Effect has occurred);

(v) any geopolitical conditions, outbreak of hostilities, civil unrest, civil disobedience, acts of war, sabotage, cyberattack, cybercrime, data breach, sanctions, terrorism or military actions (including any escalation or worsening of any of the foregoing) in the United States or any other country or region in the world, including an outbreak or escalation of hostilities involving the United States or any other Governmental Authority or the declaration by the United States or any other Governmental Authority of a national emergency or war (except in each case to the extent that such Effect has had a disproportionate adverse effect on the Company relative to other similarly situated companies operating in the industries in which the Company conducts business, in which case only the incremental disproportionate adverse impact of such Effect on the Company as compared to the impact of such Effect on such other similarly situated companies may be taken into account in determining whether a Company Material Adverse Effect has occurred);

(vi) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires or other natural disasters, weather conditions, or other force majeure events in the United States or any other country or region in the world (or escalation or worsening of any of the foregoing) including, in each case, the response of Governmental Authorities (except in each case to the extent that such Effect has had a disproportionate adverse effect on the Company relative to other similarly situated companies operating in the industries in which the Company conducts business, in which case only the incremental disproportionate adverse impact of such Effect on the Company as compared to the impact of such Effect on such other similarly situated companies may be taken into account in determining whether a Company Material Adverse Effect has occurred);

(vii) pandemics, epidemics, contagious disease outbreaks or other comparable events (or escalation or worsening of any such events or occurrences), including, in each case, any action taken or not taken as required by any Law, Governmental Authority or otherwise to respond to the impact, presence, outbreak or spread of any pandemic, epidemic, contagious disease outbreaks or other comparable event;

(viii) any Effect resulting from the execution or announcement of this Agreement (including the identity of the Parties) or the pendency or consummation of the Stock Purchase or the other transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of the Company with employees, suppliers, customers, partners, vendors, Governmental Authorities or any other Person (provided, however, that the exceptions set forth in this clause (viii) shall not apply to the extent arising from any breach or inaccuracy of any representation or warranty set forth in this Agreement expressly addressing the authorization, execution and delivery of this Agreement by the Company or the performance by the Company of its obligations hereunder, or any condition as it relates to such representation or warranty);

(ix) the compliance by Seller or the Company with the terms of this Agreement, including any action taken or refrained from being taken pursuant to or in accordance with this Agreement;

(x) any action taken or refrained from being taken, in each case to which Purchaser has expressly approved, consented to or requested in writing (including by email) following the date of this Agreement;

(xi) changes or proposed changes in GAAP or other accounting standards or Law (or the enforcement or interpretation of any of the foregoing), changes in the regulatory accounting requirements applicable to any industry in which the Company conducts business, or any action taken for the purpose of complying with GAAP or any Law;

(xii) any failure, in and of itself, by the Company or Seller to meet (A) any public estimates or expectations of Seller’s or the Company’s revenue, earnings or other financial performance or results of operations for any period; or (B) any internal budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the cause of any such failure may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred unless otherwise excluded pursuant hereto);

(xiii) (1) regulatory, manufacturing or clinical changes, events or developments or other actions resulting from any nonclinical or clinical studies sponsored by the Company or any competitor of the Company, results of meetings with the FDA or other Governmental Authority (including any communications from any Governmental Authority in connection with such meetings), or any increased incidence or severity of any previously identified side effects, adverse effects, adverse events or safety observations or reports of new side effects, adverse events or safety observations with respect to the Company’s or any competitor’s product candidates, (2) the determination by, or the delay of a determination by, the FDA or any other Governmental Authority, or any panel or advisory body empowered or appointed thereby, with respect to the clinical hold, acceptance, filing, designation, approval, clearance, non-acceptance, hold, refusal to file, refusal to designate, non-approval, disapproval or non-clearance of any of the Company’s or any competitor’s product candidates, (3) FDA approval (or other clinical or regulatory developments), market entry or threatened market entry of any product competitive with or related to any of the Company’s products or product candidates, or any guidance, announcement or publication by the FDA or other Governmental Authority relating to any product candidates of the Company or any competitor, or (4) any manufacturing or supply chain disruptions or delays in manufacturing validation affecting products or product candidates of the Company or developments relating to reimbursement, coverage or payor rules with respect to any product or product candidates of the Company or the pricing of products, in each case other than to the extent such effects have a disproportionate adverse impact on the Company compared to other similar companies in the industry in which the Business operates;

(xiv) the availability or cost of equity, debt or other financing to Purchaser or any of its Affiliates;

(xv) any Transaction Litigation; or

(xvi) the identity of, or any facts or circumstances relating to, Purchaser or its Affiliates or financing sources.

(gg) “Company Registered Intellectual Property” means (i) patents included in the Patents under Company Intellectual Property (ii) patent applications included in the Patents under Company Intellectual Property, (iii) Marks included in the Company Intellectual Property, and (iv) internet domains included in the Company Intellectual Property, in each case (i) – (iv) registered, filed, certified or otherwise perfected or recorded or are the subject of a pending application for such, with or by any Governmental Authority or the internet domain name registrar, by or on behalf of or in the name of the Company.

(hh) “Confidentiality Agreement” means the that certain letter agreement regarding confidentiality letter agreement and related matters, dated October 7, 2024, between Seller and Guarantor.

(ii) “Consent” means any consent, approval, clearance, waiver, Permit or Order.

(jj) “Contract” means any written contract, lease, license, indenture, note, bond, agreement or other legally binding instrument as in effect as of the date hereof.

(kk) “Customs Laws” means the Laws governing U.S. imports, codified at 19 USC Title 19, and the customs Laws of other countries.

(ll) “Customs Regulations” means regulations implementing Customs Laws, codified at 19 CFR Chapter 1, and the customs regulations of other countries.

(mm) “DOJ” means the United States Department of Justice.

(nn) “EAR” means the Export Administration Regulations, 15 Code of Federal Regulations, Sections 730-774.

(oo) “Effect” means any change, event, effect, development or occurrence.

(pp) “Entity” means any corporation (including any non-profit corporation), limited liability company, joint stock company, general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, firm, Governmental Authority or other enterprise, association, organization or entity.

(qq) “Environmental Law” means all applicable foreign, federal, national, state, provincial or local Laws relating to pollution, worker health and safety with respect to exposure to Hazardous Substance, and protection of the environment (including ambient air, indoor air, surface water, groundwater, wastewater, storm water, drinking water, soil gas, wetlands, sediment, land surface or subsurface strata) including without limitation all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, cleanup of or exposure to any Hazardous Substances.

(rr) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

(ss) “ERISA Affiliate” means any Person that is, or was at the relevant time, under common control with the Company, as determined pursuant to Section 4001(a)(14) of ERISA, or that, together with the Company, was at the relevant time or could be deemed a “single employer” within the meaning of Section 4001(b)(1) of ERISA or within the meaning of Section 414(b), (c), (m) or (o) of the Code.

(tt) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(uu) “Excluded Transaction” means the transactions listed on Schedule B.

(vv) “Expanded Access Program” means a clinical program authorized by the FDA under 21 C.F.R. Part 312, Subpart I.

(ww) “Export Control Laws” means all Laws and regulations that govern the exportation of items, software, and technology, including the EAR, administered by BIS.

(xx) “FCPA” means the United States Foreign Corrupt Practices Act of 1977, as amended.

(yy) “FDA” means the U.S. Food and Drug Administration or any successor thereto.

(zz) “Fraud” means actual common law fraud under Delaware Law in connection with the making of the representations or warranties in Article III of this Agreement.

(aaa) “FTC” means the United States Federal Trade Commission.

(bbb) “GAAP” means generally accepted accounting principles, consistently applied, in the United States.

(ccc) “Governmental Authority” means any transnational, federal, national, state, provincial or local, whether domestic or foreign, government or any court of competent jurisdiction, board, bureau, administrative or regulatory authority, agency, accrediting body or commission of any governmental authority or other governmental authority or instrumentality, whether domestic, foreign or supranational, or similar body exercising governmental or quasi-governmental power or authority, or any court, tribunal, judiciary or arbitrator.

(ddd) “Group” means a “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons.

(eee) “Hazardous Substance” means (i) any substance, material or waste that is characterized or regulated by a Governmental Authority pursuant to any Environmental Law as “hazardous,” “pollutant,” “contaminant,” “toxic” or “radioactive,” including petroleum and petroleum products, (ii) petroleum or petroleum products, flammable materials, explosives, radioactive materials, radon gas, lead-based paint, lead, asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls, per- and polyfluoroalkyl substances and toxic mold and (iii) any other chemical, material or substance exposure to which is prohibited, limited or regulated under any applicable Environmental Law.

(fff) “Healthcare Law” means any Law applicable to pharmaceutical manufacturers; their suppliers; submission of false claims; research; pharmaceuticals and biopharmaceuticals; the marketing, advertising or promotion of medicinal products (including pharmaceuticals and biopharmaceuticals); compliance programs and marketing codes of conduct; gift bans and reporting requirements; financial relationships with referral sources; bribery; transparency and disclosure of financial relationships with healthcare providers and suppliers, or other Persons; and fraud, waste, and abuse and improper inducements, including: (i) the U.S. Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the U.S. Civil False Claims Act (31 U.S.C. §§ 3729 et seq.), §§ 1320a-7, 1320a-7a, and 1320a-7b of Title 42 of the United States Code, and any state anti-kickback, fee-splitting, and patient or consumer brokering Law; (ii) Medicare (Title XVIII of the Social Security Act), Medicaid (Title XIX of the Social Security Act) and any other Laws imposed in connection with any healthcare program for which reimbursement is provided by a Governmental Authority; (iii) the Sunshine Act (42 U.S. Code § 1320a–7h); (iv) the 21st Century Cures Act (Public Law 114–255); (v) FDA Good Clinical Practices regulations (including 21 C.F.R. Parts 11, 50, 54, 56, 312, 314,); (vi) health care fraud criminal provisions under the Health Insurance Portability and Accountability Act of 1996 and any analogous federal, state or local, international, or multi-national applicable Law; (vii) state and local licensing, disclosure and reporting requirements; (viii) federal, state and local regulations governing the storage, use and disposal of pharmaceutical materials and waste products; (ix) trade regulations including those of the United States Federal Trade Commission; (x) state Laws governing the licensure, credentialing, and scope of practice of individual healthcare providers; (xi) other state Laws governing the provision of pharmaceutical products; (xii) any comparable non-U.S. Law for any of the foregoing, (xiii) the FDCA; (xiv) the regulations promulgated pursuant to any of the foregoing and (xv) any similar national, state, and local Laws that address the subject matter of all of the foregoing; and in each case together with amendments or modifications to the foregoing.

(ggg) “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

(hhh) “Indebtedness” means, with respect to any Person, without duplication, the sum of: (i) all obligations of such Person for borrowed money, including all obligations of such Person owed under a credit facility or evidenced by any bond, debenture, note, mortgage or other debt instrument or debt security (including any principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, sale or liquidity participation amounts, reimbursements, indemnities and all other amounts payable in connection with such borrowed money), or with respect to deposits or advances of any kind to such Person; (ii) all obligations of such Person as lessee or lessees under leases that have been, or should be, recorded as capital leases in accordance with GAAP (without giving effect to FASB Accounting Standards Update No. 2016-02, Leases, ASC Topic 842) or obligations of such Person to pay the deferred and unpaid purchase price of property, equipment and software (other than ordinary course trade payables); (iii) all payment obligations under any interest rate or currency swap agreements or interest rate or currency hedge agreements to which such Person is a party; (iv) all obligations of such Person pursuant to securitization or factoring programs or arrangements; (v) all obligations in respect of bankers’ acceptances, performance, bonds, or letters of credit, in each case in the maximum amount that such Person would be required to pay if drawn or called; (vi) all obligations created or arising under any conditional sale or other title retention agreement with respect to property acquired by the Company; (vii) all obligations to secure all or part of the purchase price of any property, business assets, or services or otherwise arising out of any acquisition or sale transaction (including seller notes, earn-out payments, purchase price adjustments, deferred compensation, contingent valuation rights and costs triggered thereby or similar obligations); (viii) all obligations secured by a Lien on the property or assets of the Company; (ix) to the extent not otherwise the obligations of Seller (rather than the Company), all accrued and unpaid income Tax liabilities with respect to any Pre-Closing Tax Period (which shall not be less than zero in any jurisdiction and which shall not include any offsets or reductions with respect to Tax refunds or overpayments), other than any such liabilities that are (or will be) reflected on Seller Group Tax Returns; (x) all director, manager, or similar fees payable to any directors, managers, or their equivalent of Seller; (xi) all fees, costs and expenses (including fees, costs, and expenses of legal counsel, investment bankers, brokers, financial advisors, accountants, or other Representatives and consultants) incurred by the Company in connection with past acquisitions of entities or businesses; (xii) to the extent not included in the definition of Closing Company Transaction Expense Amount and which are not otherwise the obligations of Seller (rather than the Company), (A) all amounts payable pursuant to retention bonus or severance obligations owed by such Person to its service providers as of the Closing or solely as a result of the consummation of the transactions contemplated by this Agreement, whether or not accrued as of the Closing Date, (B) unpaid long-term payroll obligations, and (C) obligations under the Seller Equity Plans or Seller ESPP, and, in the case of each item set forth in this clause (xii), all applicable employer-side payroll taxes arising therefrom; (xiii) all fees, costs and other expenses incurred in connection with or arising out of that certain Final Award from the ICC International Court of Arbitration (Case No. 27107/AB/XZG) dated September 26, 2024 between EOC Pharma (Hong Kong) Limited and Seller (including all Losses incurred arising in connection with the facts and circumstances underlying, or in consequence of, such Final Award and any litigation contemplated thereunder); (xiv) accrued interest on the Company’s balloon payment obligation owed to Bristol-Myers Squibb; and (xv) all guarantees of any Indebtedness of any other Person of a type described in clauses (i) through (xiv), and all interest, fees, penalties, premiums, breakage costs, and other expenses or payments described in clauses (i) through (xiv) above and of any Person the payment of which is directly or indirectly guaranteed by the Company, or for which the Company is liable, directly or indirectly, as obligator, surety, or otherwise in each case together with any accrued but unpaid interest or prepayment premiums related thereto.

(iii) “Indemnified Taxes” means (i) any and all Taxes of Seller, (ii) any and all Taxes imposed on or with respect to the Company attributable to any Pre-Closing Tax Period, (iii) any and all Taxes of any Person (other than the Company) imposed on or with respect to the Company as a transferee or successor, by contract (other than any such contract entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes) or pursuant to any Law, which Taxes relate to an event or transaction occurring before the Closing, (iv) any and all Taxes of any member of an affiliated, consolidated, combined, or unitary group of which the Company (or any predecessor) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar state, local, or foreign law or regulation, and (v) any and all employer-side payroll, Taxes attributable to any payments that are contingent upon or payable as a result of the transactions contemplated by the Transaction Documents.

(jjj) “Intellectual Property” means any and all of the following rights arising under the Laws of any jurisdiction throughout the world: (i) all inventions (whether patentable or unpatentable and whether or not reduced to practice), invention disclosures, discoveries, all improvements thereto; (ii) all issued patents, patent applications, and patent disclosures, together with all counterparts claiming priority therefrom, and all reissuances, continuations, continuations-in-part, divisions, extensions, and reexaminations thereof and applications sharing common technical specifications (collectively, the “Patents”); (iii) all rights in works of authorship and other copyrightable works (including, but not limited to, all such copyrightable data compilations, website content, advertising collateral, and promotional materials), whether published or unpublished, and all applications, registrations, and renewals in connection therewith, together with all translations, adaptations, derivations, and combinations thereof, and all moral rights and all other rights associated therewith; (iv) all registered and unregistered trademarks, service marks, trade dress, logos, designs, slogans, trade names (including social media corporate identifiers), corporate and business names, Internet domain names, including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith (collectively, the “Marks”); (v) all trade secrets and confidential business information (including technical, scientific, and other information, ideas, research and development, know-how, recipes, formulas, compositions, methods, manufacturing and production processes and techniques, technical data and information, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), and all other information that derives economic value from not being generally known (collectively, the “Trade Secrets”); (vi) all other similar proprietary rights; (vii) all claims or causes of action arising out of or related to any infringement, misappropriation or other violation of any of the foregoing, including rights to recover for past, present and future violations thereof; and (viii) any similar, corresponding or equivalent rights to any of the foregoing.

(kkk) “Intervening Event” means any Effect, or any material consequence of such Effect, that (i) as of the date of this Agreement was not known or reasonably knowable based on facts known to the Seller Board or any executive officers of Seller or the Company as of the date of this Agreement; and (ii) does not directly or indirectly relate to an Acquisition Proposal.

(lll) “IRS” means the United States Internal Revenue Service.

(mmm) “Knowledge” of a Person, with respect to any matter in question, means, (i) with respect to Seller or the Company, the knowledge as of the date of this Agreement of the individuals set forth on Schedule C, in each case after due inquiry of their direct reports who would reasonably be expected to have knowledge of the matter in question and assuming reasonable discharge of such Person’s professional duties, (ii) with respect to any other Person that is a natural person, the actual knowledge of such Person, and (iii) with respect to any other Person that is not a natural person, the knowledge of such Person’s executive management team after due inquiry of their direct reports who would reasonably be expected to have knowledge of the matter in question and assuming reasonable discharge of such Person’s professional duties. Without limiting the foregoing, all references to the Knowledge of the Company shall include the Knowledge of Seller.

(nnn) “Law” means any federal, state, provincial, local, municipal, foreign, international, multinational or other constitution, statute, code, law (including common law), ordinance, regulation, rule, Order, judgment, decree, treaty or stock exchange listing requirement or other requirement, rule of law or pronouncement of any Governmental Authority having the effect of law.

(ooo) “Legal Proceeding” means any claim, action, arbitration, audit, hearing, investigation, charge, lawsuit, litigation (whether civil, criminal or administrative) or other similarly formal legal proceeding commenced, brought by, conducted or heard by or pending before, or otherwise involving, any Governmental Authority.

(ppp) “Lien” means any lien, encumbrance, pledge, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, easement, servitude or transfer restriction.

(qqq) “Lookback Date” means January 1, 2021.

(rrr) “Losses” means any and all losses, liabilities, damages, fines, Taxes, judgments, awards, claims, suits, judgments, assessments, royalties, penalties, settlements, costs and expenses arising directly or indirectly from any matter, fact or circumstance with respect to which indemnification is provided under Article IX, together with all reasonable court costs and litigation expenses (including reasonable attorneys’ and other legal fees and out-of-pocket expenses) actually incurred and including the reasonable cost of the investigation and preparation or defense of any Legal Proceeding in connection therewith.

(sss) “Measurement Time” means 12:01 a.m. Pacific Time on the Closing Date.

(ttt) “Nasdaq” means The Nasdaq Stock Market.

(uuu) “OFAC” means the U.S. Treasury Department Office of Foreign Assets Control.

(vvv) “Order” means any order, writ, injunction, decree or arbitration ruling or judgment of a Governmental Authority.

(www) “Permit” means any permit, license, variance, clearance, Consent, commission, franchise, exemption or Order from a Governmental Authority.

(xxx) “Permitted Lien” means any of the following: (i) Liens for Taxes, assessments and governmental charges or levies either not yet delinquent or that are being contested in good faith and by appropriate Legal Proceedings and for which reserves have been established in accordance with GAAP; (ii) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other similar Liens or security interests that are not yet delinquent or that are being contested in good faith and by appropriate Legal Proceedings; (iii) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions) entered into with other Persons in the ordinary course of business under which there exists no material default; (iv) pledges or deposits to secure obligations pursuant to workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (v) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vi) easements, covenants, encumbrances and rights of way of record, in each case that do not, and are not reasonably likely to, adversely affect in any material respect the current use or occupancy of the applicable property owned, leased, used or held for use by the Company; (vii) zoning, building and other similar codes or restrictions that are not violated in any material respect by the current use or occupancy by the Company of the real property subject thereto; (viii) statutory, common law or contractual Liens of landlords under real property leases; and (ix) non-exclusive licenses, sub-licenses or other rights to Company Intellectual Property.

(yyy) “Person” means any individual or Entity.

(zzz) “Pre-Closing Period” means the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of (i) the termination of this Agreement pursuant to Article VIII and (ii) the Closing Date.

(aaaa) “Pre-Closing Tax Period” means any taxable year or period that ends on or before the Closing Date, and the portion of any Straddle Period ending on and including the Closing Date.

(bbbb) “PRECISION-1 Clinical Trial” means the Phase 2 multi-center open-label basket Clinical Trial of nab-sirolimus for adult and adolescent patients with malignant solid tumors harboring pathogenic inactivating alterations in TSC1 or TSC2 genes conducted by or on behalf of the Company and Seller.

(cccc) “Purchased Shares” means all of the issued and outstanding shares of Company Capital Stock (all of which are owned beneficially and of record by Seller).

(dddd) “Purchaser Material Adverse Effect” means any Effect that, individually or taken together with all other Effects, prevents or could reasonably be expected to prevent Purchaser from consummating the Stock Purchase or the ability of Purchaser to perform its covenants and obligations pursuant to this Agreement on or prior to the Termination Date.

(eeee) “Regulatory Law” means (i) the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914 and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition or (ii) any Law that provides for review of the cross-border acquisition of any interest in or assets of a business (including for national security or defense reasons) under the jurisdiction of an applicable Governmental Authority of competent jurisdiction, that, in each case, are applicable to the Stock Purchase.

(ffff) “Related Person” means: (a) with respect to an individual: (i) each other member of such individual’s nuclear family; (ii) any Affiliate of such Person or any one or more members of such individual’s nuclear family; (iii) any Person in which such individual or the members of such individual’s nuclear family hold (individually or in the aggregate) a material interest; and (iv) any Person with respect to which such individual or one or more members of such individual’s nuclear family serves as a director, officer, partner, manager, executor, or trustee (or in a similar capacity); and (b) with respect to an Entity: (i) any Affiliate of such Person; (ii) any Person that holds a material interest in such Entity; (iii) any Person that serves as a director, officer, partner, manager, executor, or trustee (or in a similar capacity) of such Entity; (iv) any Person in which such Entity holds a material interest; and (v) any Person with respect to which such Entity serves as a general partner, manager, or trustee (or in a similar capacity).

(gggg) “Representatives” means the Affiliates, directors, officers, employees, consultants, agents, representatives and advisors of a Party and its Subsidiaries, as applicable.

(hhhh) “Restricted Cash” means restricted cash or cash equivalents as determined in accordance with GAAP consistent with the preparation of Seller’s financial statements.

(iiii) “Restricted Territory” means any country or territory where the Business has been or is currently proposed to be conducted by any member of the Seller Group.

(jjjj) “Retention Amount” means the “Initial Retention” as defined in the RWI Policy, which will not exceed $600,000.

(kkkk) “Sanctioned Country” means any country or region that is, or has been since April 24, 2019, the subject or target of a comprehensive embargo under Sanctions Laws (including Cuba, Iran, North Korea, Syria, and the Crimea, Donetsk, and Luhansk regions of Ukraine).

(llll) “Sanctioned Person” means any Person that is the subject or target of applicable sanctions or restrictions under Sanctions Laws, including (a) any Person listed on any applicable U.S. or non-U.S. sanctions or export-related restricted party list, including OFAC’s Specially Designated Nationals and Blocked Persons List; (b) any entity that is, in the aggregate, fifty percent (50%) or greater owned, directly or indirectly, or otherwise controlled as defined under Sanctions by a Person or Persons described in clause (a); or (c) any national of a Sanctioned Country.

(mmmm) “Sanctions Laws” means all U.S. and applicable non-U.S. Laws and regulations relating to economic or trade sanctions, including the Laws administered or enforced by the United States (including by OFAC) or the United Nations Security Council.

(nnnn) “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

(oooo) “SEC” means the United States Securities and Exchange Commission.

(pppp) “Securities Act” means the Securities Act of 1933, as amended.

(qqqq) “Seller RSU Awards” means any awards of restricted stock units covering shares of Seller Common Stock outstanding pursuant to any of the Seller Equity Plans.

(rrrr) “Seller Benefit Plan” means any plan, program, policy, practice, contract, agreement or other arrangement, whether or not subject to ERISA (including any related funding mechanism now in effect or required in the future), providing for compensation, a bonus, a stock option, stock purchase or other equity-based award, a performance award, incentive compensation, profit sharing, pension benefits, savings, retirement benefits, disability benefits, life or other insurance, health or medical benefits, employee assistance, sick leave, vacation, deferred compensation, severance, termination pay, post-employment benefits, retention, change of control compensation, or any other fringe, welfare or other employee benefit or remuneration of any kind, whether or not in writing, whether funded or unfunded, formal or informal, insured or self-insured, and each “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA), in each case, that is established, sponsored, maintained, contributed to or required to be contributed to by Seller or any ERISA Affiliate of Seller for the benefit of any Acquired Employee, other than a Company Benefit Plan.

(ssss) “Seller Board” means the Board of Directors of Seller.

(tttt) “Seller Capital Stock” means, collectively, the Seller Common Stock and the Seller Preferred Stock.

(uuuu) “Seller Common Stock” means the common stock, par value $0.0001 per share, of Seller.

(vvvv) “Seller Equity Plans” means (i) the Aadi Biosciences, Inc. 2021 Equity Incentive Plan, as amended, (ii) the Aadi Biosciences, Inc. 2023 Inducement Equity Incentive Plan, and (iii) the Aadi Biosciences, Inc. Amended and restated 2014 Equity Incentive Plan.

(wwww) “Seller ESPP” means Seller’s 2021 Employee Stock Purchase Plan.

(xxxx) “Seller Financial Advisor” means Leerink Partners LLC.

(yyyy) “Seller Fundamental Representations” means the representations and warranties of Seller set forth in the following sections of this Agreement: Section 3.1 (Organization; Good Standing); Section 3.2 (Corporate Power; Enforceability); Section 3.3(a) (Seller Board Approval; Fairness Opinion); Section 3.4 (Requisite Stockholder Approval); clause (a) of Section 3.5 (Non-Contravention); Section 3.7 (Company and Seller Capitalization); Section 3.8 (Subsidiaries); and Section 3.28 (Brokers).

(zzzz) “Seller Group” means, collectively, Seller and all of Seller’s controlled Affiliates.

(aaaaa) “Seller Group Tax Returns” means, any Tax Returns of the Seller Group (other than Tax Returns that are solely for the Company and do not include any member of the Seller Group other than the Company).

(bbbbb) “Seller Material Adverse Effect” means any Effect that, individually or taken together with all other Effects, prevents or could reasonably be expected to prevent Seller from consummating the Stock Purchase on or prior to the Termination Date.

(ccccc) “Seller Options” means any options to purchase shares of Seller Common Stock outstanding pursuant to any of the Seller Equity Plans.

(ddddd) “Seller Preferred Stock” means the preferred stock, par value $0.0001 per share, of Seller.

(eeeee) “Seller Standard Representations” means all representations and warranties of Seller contained in this Agreement, other than the Seller Fundamental Representations.

(fffff) “Seller Stockholders” means the holders of shares of Seller Common Stock.

(ggggg) “Seller Termination Fee” means an amount in cash equal to $3,500,000.

(hhhhh) “Seller Warrant” means any warrant to purchase shares of Seller Common Stock.

(iiiii) “Service Provider” means any current or former employee, individual independent contractor, consultant or member of the board of directors of the Company or any Subsidiary of the Company.

(jjjjj) “Specified Company Products” means the Company’s sirolimus protein-bound particles for injectable suspension (albumin-bound) (“nab-sirolimus”), currently marketed for sale to consumers by Seller and the Company under the brand name FYARRO® as approved by the FDA under New Drug Application 213312, and any pharmaceutical products comprising nab-sirolimus, alone or in combination with one or more additional active pharmaceutical ingredients, in each case to the extent such additional active pharmaceutical ingredients are owned or controlled by Seller or the Company in such combination (whether packaged together or in the same therapeutic formulation or otherwise).

(kkkkk) “Straddle Period” means any taxable period that includes (but does not end on) the Closing Date.

(lllll) “Subsidiary” of any Person means (i) a corporation more than fifty percent (50%) of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries of such Person; (ii) a partnership of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership; (iii) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries of such Person, directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such company; and (iv) any other Person (other than a corporation, partnership or limited liability company) in which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries of such Person, directly or indirectly, has at least a majority ownership or the power to direct the policies, management and affairs thereof (including by contract).

(mmmmm) “Superior Proposal” means a bona fide written Acquisition Proposal from any Person other than Purchaser or any of its Affiliates that did not result from any material breach of Section 5.3(a) by Seller or the Company or their respective Representatives and that is on terms that the Seller Board has determined in good faith (after consultation with its financial advisor and outside legal counsel) is (a) reasonably likely to be consummated in accordance with its terms, and (b) if consummated, would result in a transaction that (x) if structured as an acquisition of Seller Capital Stock, is more favorable to the Seller Stockholders (in their capacities as such), from a financial point of view, than the Stock Purchase or (y) if structured otherwise, including as an acquisition of Company Capital Stock or the assets of the Seller or the Company, is more favorable to Seller, from a financial point of view than the Stock Purchase, taking into account (in both the case of clause (x) and in the case of clause (y)) (i) any revisions to this Agreement or the terms of the Stock Purchase communicated in writing by Purchaser prior to the time of such determination, and (ii) those factors and matters deemed relevant in good faith by the Seller Board, which factors may include the (A) identity of the Person making the proposal, (B) likelihood of consummation in accordance with the terms of such Acquisition Proposal, and (C) legal, financial (including the financing terms), regulatory, timing and other aspects of such Acquisition Proposal. For purposes of the reference to an “Acquisition Proposal” in this definition, all references to “fifteen percent (15%)” in the definition of “Acquisition Transaction” will be deemed to be references to “fifty percent (50%).”

(nnnnn) “Tax” means all U.S. federal, state or local, or non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, capital stock, capital gains, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, escheat or unclaimed property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other taxes, customs, tariffs, imposts, levies, duties, fees or other like assessments or charges in the nature of a tax imposed by a Governmental Authority, together with all interest, penalties and additions imposed with respect to such amounts, whether disputed or not.

(ooooo) “Tax Returns” means all Tax returns, declarations, statements, reports, schedules, forms and information returns, including any attachments thereto or amendments thereof, filed or required to be filed with any Governmental Authority relating to Taxes.

(ppppp) “Third Person” means any Person or “group” (as defined under Section 13(d) of the Exchange Act) of Persons, other than Purchaser or any of its Affiliates, or any Group that includes Purchaser or any of its Affiliates.

(qqqqq) “Transaction Documents” means, collectively, this Agreement and the Confidentiality Agreement and any other document contemplated thereby or any document or instrument delivered in connection therewith.

(rrrrr) “Transaction Litigation” means any Legal Proceeding commenced or threatened against a Party or any of its Subsidiaries, Affiliates, directors, employees or otherwise relating to, involving or affecting such Party or any of its Subsidiaries, Affiliates, directors or employees, in each case in connection with, arising from or otherwise relating to the Stock Purchase or any of the other transactions contemplated by this Agreement, including any Legal Proceeding alleging or asserting any misrepresentation or omission in the Proxy Statement or any Other Required Seller Filing or any other communications to the Seller Stockholders, in each case other than any Legal Proceedings among the Parties or their respective Affiliates related to this Agreement, the Transaction Documents or the Stock Purchase.

(sssss) “Transfer Taxes” means all U.S. federal, state or local or non-U.S. sales, use, transfer, real property transfer, mortgage recording, stamp duty, value added or similar Taxes that may be imposed in connection with the Stock Purchase or any other transactions contemplated by or effected pursuant to any Transaction Document (but excluding, for the avoidance of doubt, any income Taxes or Taxes in lieu thereof).

(ttttt) “Treasury Regulations” means the regulations promulgated under the Code by the United States Department of Treasury.

1.2 Additional Definitions. The following capitalized terms have the respective meanings given to them in the respective Sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
Accounting Referee	2.4(e)(i)
Agreement	Preamble
AI	3.22(h)
Alternative Acquisition Agreement	5.3(a)
Claim Notice	9.5(a)
Claimed Amount	9.5(a)
Closing	2.2
Closing Date	2.2
Company	Preamble
Company Securities	3.7(b)
Contested Amount	9.5(b)
Continuing Employee	6.7(c)
Contractors	3.22(a)
Data Protection Laws	3.18
DGCL	3.1
Downward Purchase Price Adjustment	2.4(f)(ii)
EDGAR	1.3(v)
Electronic Delivery	10.13

Term	Section Reference
Estimated Closing Adjustment Amount	2.4(a)
Estimated Closing Adjustment Statement	2.4(a)
FDCA	3.19(b)
Final Closing Adjustment Amount	2.4(f)(i)
Final Statement	2.4(b)
In-bound License	3.16(d)
Indemnified Parties	9.2(a)
Indemnifying Party	9.5(a)
Insurance Policies	3.26(a)
International Employee Plans	3.21(b)
Lease	3.14(b)
Leased Real Property	3.14(b)
Material Contract	3.13(a)(xvi)
Notice of Disagreement	2.4(c)
OIG	3.24(b)
Ongoing Clinical Programs	6.17(b)
Other Required Purchaser Filing	6.3(d)
Other Required Seller Filing	6.3(c)
Out-bound License	3.16(d)
Parties	Preamble
Party	Preamble
Permitted Indebtedness	5.2(j)
Personal Information	3.18
Pre-Closing Restructuring	6.16(a)
Pre-Closing Returns	6.18(d)(ii)
Preliminary Statement	2.4(b)
Proxy Statement	6.3(a)
Purchaser	Preamble
Purchaser Returns	6.18(d)(iii)
Regulatory Authority	3.19(a)
Relevant Matters	10.10
Remaining Employees	6.7(b)
Requisite Stockholder Approval	3.4
Resolution Period	2.4(e)(i)
Response Notice	9.5(b)
Restricted Period	6.20(b)
RWI Policy	Recitals
Section 1.1502-36 Election	6.18(f)
Seller	Preamble
Seller Board Recommendation	3.3(a)
Seller Board Recommendation Change	5.3(c)(i)
Seller Disclosure Letter	1.4
Seller SEC Reports	3.9
Seller Stockholder Meeting	6.4(a)
Stock Purchase	Recitals

Term	Section Reference
Support Agreements	Recitals
Survival Date	9.1(c)
Tax Controversy	6.18(g)(ii)
Termination Date	7.3(c)
Third-Party Claim	9.4(a)
Third-Party Claim Notice	9.4(a)
Third-Party Regulated Service Provider	3.19(f)
Transition Services	6.19
Transition Services Agreement	6.19
Unresolved Matters	2.4(e)(iii)
Upward Purchase Price Adjustment	2.4(f)(i)
WARN Act	3.22(e)
Wilson Sonsini	10.15(a)
Wind-Down Activities	6.17(a)
Wind-Down Costs	6.17(a)

1.3 Certain Interpretations.

(a) References to this Agreement. Unless the context of this Agreement otherwise requires, (i) when a reference is made in this Agreement to an Article, Section, Schedule or Exhibit, that reference is to an Article, Section, Schedule or Exhibit to this Agreement, as applicable, and (ii) references to “paragraphs” or “clauses” are to separate paragraphs or clauses of the Section or subsection in which the reference occurs. References to this Agreement (in this Agreement or any other Transaction Document) mean this Agreement as amended, supplemented or otherwise modified from time to time in accordance with Section 10.2.

(b) Hereof, Including, etc. When used in this Agreement, (i) the words “hereof,” “herein” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; (ii) the phrase “the date hereof” means “the date of this Agreement;” and (iii) the words “include,” “includes” and “including” will be deemed in each case to be followed by the words “without limitation.”

(c) Neither, etc. Not Exclusive. Unless the context of this Agreement otherwise requires, “neither,” “nor,” “any,” “either” and “or” are not exclusive. The rule known as the ejusdem generis rule will not apply, and accordingly, general words introduced by the word “other” will not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things.

(d) Extent. The phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.”

(e) Dollars. When used in this Agreement, references to “$” or “Dollars” are references to United States dollars. All amounts in this Agreement will be paid in Dollars, and if any amounts, costs, fees or expenses incurred by any Party pursuant to this Agreement are denominated in a currency other than Dollars, to the extent applicable, the Dollar equivalent for such costs, fees and expenses will be determined by converting such other currency to Dollars at the foreign exchange rates published by Bloomberg or, if not reported thereby, another authoritative source reasonably determined by Seller, in effect at the time that such amount, cost, fee or expense is incurred. If the resulting conversion yields a number that extends beyond two decimal points, it will be rounded to the nearest penny.

(f) Meaning of Terms. The meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders. Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning. All terms defined in this Agreement will have the defined meanings when used in any certificate or other document made or delivered pursuant to this Agreement unless otherwise defined in such certificate or document. References to the “United States” or abbreviations thereof mean the United States of America and its states, territories and possessions.

(g) References to Parties. References to any Person (including any Party) include references to such Person’s successors and permitted assigns, and, in the case of any Governmental Authority, to any other Governmental Authority succeeding to its functions and capacities.

(h) References to Subsidiaries. Unless the context otherwise requires, all references in this Agreement to the Subsidiaries of a Person will be deemed to include all direct and indirect Subsidiaries of such Person.

(i) Writings. References to “writing” mean the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether in electronic form or otherwise, and including writings delivered by Electronic Delivery. “Written” will be construed in the same manner.

(j) Legislation; Contracts. A reference to any specific legislation or to any provision of any legislation includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto, except that, for purposes of any representations and warranties in this Agreement that are made as a specific date, references to any specific legislation will be deemed to refer to such legislation or provision (and all rules, regulations, statutory instruments and applicable guidance, guidelines, bulletins or policies issued or made in connection therewith by a Governmental Authority) as of such date. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time, and any exhibits, schedules, annexes, statements of work, riders and other documents attached thereto.

(k) Accounting Matters. Except as otherwise provided in this Agreement, all accounting terms used in this Agreement will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP. An item arising with respect to a specific representation or warranty will be deemed to be “reflected on” or “set forth in” a balance sheet or financial statements, to the extent that any such phrase appears in such representation or warranty, if (i) there is a reserve, accrual or other similar item underlying a number on such balance sheet or financial statements that is related to the subject matter of such representation; (ii) such item is otherwise specifically set forth on the balance sheet or financial statements; or (iii) such item is specifically set forth on the balance sheet or financial statements and is specifically set forth in the notes thereto.

(l) Headings. The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision of this Agreement.

(m) Applicable Time. Unless otherwise indicated, all references to a specific time are to the then-applicable local time in San Francisco, California.

(n) Calculation of Time Periods. Unless otherwise indicated or with respect to any period measured in hours, (i) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded; (ii) if the last day of such period is not a Business Day, then the period in question will end on the next Business Day; (iii) if any action must be taken on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day; (iv) the measure of a period of one month or year for purposes of this Agreement will be the day of the following month or year corresponding to the starting date; and (v) if no corresponding date exists, then the end date of such period being measured will be the next actual day of the following month or year (for example, one month following February 18 is March 18 and one month following March 31 is May 1). References to “from” or “through” any date means, unless otherwise specified, from and including or through and including such date, respectively.

(o) Nature of Days and Months. Whenever this Agreement refers to a number of days, that number will refer to calendar days unless Business Days are specified. Any reference to a “month” means a calendar month.

(p) Representations Are Not Covenants. Nothing contained in Article III or Article IV may be construed as a covenant under the terms of this Agreement, other than the acknowledgments and agreements set forth in Section 3.29 and Section 4.12 to the extent necessary to give full effect to the acknowledgments and agreements set forth therein.

(q) Joint Drafting. The Parties agree that they have been represented by legal counsel during the negotiation and execution of this Agreement. Accordingly, the Parties irrevocably waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(r) Summaries. No summary of this Agreement or any Exhibit, Schedule or other document delivered with this Agreement or any other Transaction Document that is prepared by or on behalf of any Party will affect the meaning or interpretation of this Agreement or such Exhibit, Schedule or document.

(s) No Admission. The information contained in this Agreement and in the Seller Disclosure Letter is disclosed solely for purposes of this Agreement, and no information contained in this Agreement or in the Seller Disclosure Letter will be deemed to be an admission by any Party to any other Person of any matter whatsoever, including (i) any violation of Law or breach of contract, or (ii) that such information is material or is required to be referred to or disclosed under this Agreement. Disclosure of any information or document in the Seller Disclosure Letter is not a statement or admission that it is material or required to be disclosed in the Seller Disclosure Letter. Nothing in the Seller Disclosure Letter constitutes an admission against Seller’s interest or represents Seller’s legal position or legal rights on the matter so disclosed. No reference in this Agreement to dollar amount thresholds will be deemed to be evidence of a Company Material Adverse Effect or Purchaser Material Adverse Effect, as applicable, or materiality.

(t) Nature of Information Disclosed. It is understood and agreed that the (i) specification of any dollar amount in the representations and warranties contained in this Agreement is not intended to imply that such amounts (or higher or lower amounts) are or are not material, and (ii) inclusion of any specific item in the Seller Disclosure Letter is not intended to imply that such items are or are not material or are within or outside of the ordinary course of business. In each case, no Party may use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Seller Disclosure Letter in any dispute or controversy between the Parties as to whether any obligation, item or matter not described in this Agreement is or is not material for purposes of this Agreement or whether any obligation, item or matter included in the Seller Disclosure Letter is or is not material for purposes of this Agreement or is within or outside of the ordinary course of business.

(u) No Reliance by Others on Representations. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 10.3 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the Knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely on the representations and warranties in this Agreement as characterizations of facts or circumstances as of the date of this Agreement or as of any other date.

(v) Made Available. The phrases “furnished,” “provided,” “delivered” or “made available” or words of similar import when used with respect to documents or other information means that such documents or information have been physically or electronically delivered to the relevant Party at least two (2) Business Days prior to the date of this Agreement, including by being (i) posted to the virtual data room managed by Seller and the Company in connection with the Stock Purchase or (ii) filed with or furnished to the SEC and available in its Electronic Data Gathering, Analysis and Retrieval database (“EDGAR”).

(w) Ordinary Course. References to “ordinary course” or “ordinary course of business” of a Person refers to the ordinary course of business of such Person.

1.4 Seller Disclosure Letter. The information set forth in the disclosure letter delivered by Seller to Purchaser on the date of this Agreement (the “Seller Disclosure Letter”) is disclosed under separate Section and subsection references that correspond to the Sections and subsections of this Agreement to which such information relates. The information set forth in each Section or subsection of the Seller Disclosure Letter will be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations, warranties or covenants of Seller that are set forth in the corresponding Section or subsection of this Agreement, and (b) any other representations, warranties or covenants of Seller that are set forth in this Agreement, but in the case of this clause (b) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations, warranties or covenants is reasonably apparent.

ARTICLE II

THE CLOSING

2.1 Purchase and Sale of the Purchased Shares. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall sell, assign, transfer, convey and deliver the Purchased Shares to Purchaser and Purchaser shall purchase the Purchased Shares from Seller, for the consideration specified below in this Article II.

2.2 The Closing. The consummation of the Stock Purchase (the “Closing”) shall take place by the remote exchange of electronic copies of documents and signatures (including by Electronic Delivery) on a date to be agreed upon by Purchaser and Seller that is no later than the second (2nd) Business Day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), unless another date is agreed in writing by Seller and Purchaser. The date on which the Closing actually occurs is referred to as the “Closing Date.”

2.3 Closing Deliveries.

(a) At the Closing, Purchaser will:

(i) deliver, or cause to be delivered, to Seller an amount equal to the Closing Purchase Price, to an account designated in the Estimated Closing Adjustment Statement; and

(ii) if the parties have completed the negotiation of the Transition Services Agreement in accordance with Section 6.19, execute and deliver the Transition Services Agreement to Seller.

(b) At the Closing, Seller will:

(i) deliver a properly completed and duly-executed IRS Form W-9 to Purchaser; and

(ii) if the parties have completed the negotiation of the Transition Services Agreement in accordance with Section 6.19, execute and deliver the Transition Services Agreement to Purchaser.

2.4 Purchase Price Adjustments.

(a) Estimated Closing Statement. Not later than five (5) Business Days prior to the Closing Date, Seller will deliver to Purchaser a written statement (the “Estimated Closing Adjustment Statement”) setting forth Seller’s good faith estimates of the Closing Adjustment Amount and each component and sub-component thereof. The estimate of the Closing Adjustment Amount, as set forth in the Estimated Closing Adjustment Statement, is referred to herein as the “Estimated Closing Adjustment Amount.” The Estimated Closing Adjustment Statement, and the component and sub-component items thereof, will be prepared in accordance with GAAP in a manner consistent with the definitions contained herein and the Company’s accounting policies and historical accounting practices. Seller shall deliver to Purchaser together with the Estimated Closing Adjustment Statement reasonable supporting detail regarding the calculation of each component of the Estimated Closing Adjustment Amount, and such schedules and data with respect to the determination of such amounts as Purchaser and its Representatives reasonably request for the purposes of their review of the Estimated Closing Adjustment Statement (it being understood and agreed that Purchaser’s acceptance of the Estimated Closing Adjustment Statement shall not be deemed to waive or otherwise impair any rights of Purchaser relating to its preparation of the Preliminary Statement and the adjustments to the Estimated Closing Adjustment Amount pursuant to this Section 2.4).

(b) Preliminary Statement. Within sixty (60) calendar days after the Closing Date, Purchaser will prepare and deliver to Seller a preliminary statement (the “Preliminary Statement”) setting forth in reasonable detail Purchaser’s good faith calculation of the Closing Adjustment Amount and each component and sub-component thereof. The Preliminary Statement and each component and sub-component item thereof will be prepared in accordance with GAAP in a manner consistent with the definitions contained herein and the Company’s accounting policies and historical accounting practices. Purchaser shall deliver to Seller together with the Preliminary Statement reasonable supporting detail regarding the calculation of each component of the Closing Adjustment Amount calculated by Purchaser, and such schedules and data with respect to the determination of such amount as Seller and its Representatives reasonably request for the purposes of their review of the Preliminary Statement. The Preliminary Statement, as finally modified pursuant to Section 2.4(c), Section 2.4(d) and Section 2.4(e), is referred to herein as the “Final Statement.” All disputes with respect to the Preliminary Statement will be resolved in accordance with Section 2.4(c), Section 2.4(d) and Section 2.4(e).

(c) Review of Preliminary Statement. For a period of thirty (30) days following Purchaser’s delivery of the Preliminary Statement to Seller, Purchaser will grant Seller and its Representatives reasonable access during normal business hours, for the purpose of verifying the Preliminary Statement: (x) the Company’s books and records, work papers, trial balances and similar materials relating to the Preliminary Statement; (y) supporting documents in reasonable detail for the calculation of the amounts set forth in the Preliminary Statement; and (z) the Company’s personnel responsible for the preparation of the Preliminary Statement. Unless Seller has delivered to Purchaser a notice of disagreement with the Preliminary Statement (the “Notice of Disagreement”) prior to 11:59 p.m. Pacific time on the 30th day following Purchaser’s delivery of the Preliminary Statement to Seller, the Preliminary Statement will become the Final Statement on the 31st day following delivery of the Preliminary Statement (or upon such earlier time as Seller and Purchaser may agree). If issued, the Notice of Disagreement will set forth in reasonable detail any proposed adjustment to the Preliminary Statement and the basis for such adjustment.

(d) Resolution of a Notice of Disagreement. If a Notice of Disagreement is delivered in accordance with Section 2.4(c), then (i) any amount set forth in the Preliminary Statement as to which Seller has not objected in such Notice of Disagreement will be deemed to be accepted and will become part of the Final Statement, and (ii) the Preliminary Statement, as modified to reflect the adjustments in the Notice of Disagreement (1) accepted by Purchaser in writing or (2) determined by the Accounting Referee pursuant to Section 2.4(e)(iii) will become the Final Statement on the earlier of (x) the date that Seller and Purchaser resolve in writing all remaining disputed matters specified in the Notice of Disagreement, or (y) the date that the Accounting Referee delivers to Seller and Purchaser a copy of the Final Statement and its calculation of the Closing Adjustment Amount pursuant to Section 2.4(e).

(e) Resolution by Accounting Referee.

(i) During the 30-day period following delivery of a Notice of Disagreement (the “Resolution Period”), the Parties shall in good faith seek to resolve in writing any differences that they may have with respect to the calculation of the Closing Adjustment Amount and each component and sub-component thereof. Any written resolution signed by each of Purchaser and Seller as to any such matter or matters contemplated in this Section 2.4(e) shall be final, binding, conclusive and non-appealable for all purposes hereunder. If Purchaser and Seller do not resolve to their mutual satisfaction all disputed adjustments in the Notice of Disagreement within the Resolution Period (or such longer period of time as Purchaser and Seller may mutually agree in writing), then any remaining disputed adjustments that were included in the Notice of Disagreement will, within ten (10) Business Days thereafter, be submitted to and settled by Ernst & Young LLP (or, if such accounting firm declines to act, by an independent accounting firm of national reputation mutually acceptable to Purchaser and Seller) (the “Accounting Referee”) in accordance with this Section 2.4(e). If Purchaser and Seller cannot agree on an Accounting Referee within five (5) Business Days after Ernst & Young LLP has given notice that it will not serve as the Accounting Referee, then Purchaser and Seller shall each select, within five (5) days after the end of such five (5) Business Day period, an independent accounting firm of nationally recognized standing (other than a so-called “Big Four” accounting firm) with expertise in resolving disputes of this nature and the firm selected by Purchaser and the firm selected by Seller shall mutually and promptly (and in any event within five (5) Business Days) select a third independent accounting firm of nationally recognized standing (other than a so-called “Big Four” accounting firm) with expertise in resolving disputes of this nature to serve, collectively, as the Accounting Referee. In making such determinations, the Accounting Referee will (A) act as an expert, not as an arbitrator and (B) not consider or review any settlement (or similar) offers made by Purchaser or Seller in connection therewith.

(ii) Seller will furnish the Accounting Referee with a copy of this Agreement, the Preliminary Statement and the Notice of Disagreement. Purchaser and Seller will also give the Accounting Referee (with a copy to Seller or Purchaser, as applicable) (A) position papers outlining such Party’s respective arguments and supporting documentation for such Party’s position, and (B) reasonable access to the books and records of Seller and the Company, including any work papers or other schedules prepared by Seller’s accountants (subject to compliance with such accountants’ customary procedures for release) relating to the preparation of the Preliminary Statement and the Notice of Disagreement; provided, in each case of clause (A) and (B) that neither Purchaser nor Seller shall be required to deliver any books, records or other information not in its possession after the Closing.

(iii) The Accounting Referee’s engagement will be limited to (A) reviewing the Preliminary Statement and the amounts placed in dispute by the Notice of Disagreement that remain in dispute (the “Unresolved Matters”), (B) determining (1) whether the calculations of the Unresolved Matters were prepared in accordance with this Agreement, (2) whether and to what extent the Preliminary Statement requires adjustment with respect to such calculations and (3) whether there were mathematical errors in the Preliminary Statement, (C) preparing the Final Statement, which will include those amounts in the Preliminary Statement accepted by Seller pursuant to Section 2.4(d) (for the avoidance of doubt, the Accounting Referee shall not be entitled to consider any items or matters other than the Unresolved Matters), and a final determination of the Unresolved Matters set forth in the Notice of Disagreement, (D) calculating the Closing Adjustment Amount and (E) determining the Parties’ respective proportionate allocations of the fees and expenses of the Accounting Referee (as described in this Section 2.4(e)(iii)). With respect to each Unresolved Matter, the Accounting Referee’s determination must (i) not assign a value to any item greater than the highest value claimed for such item or less than the lowest value claimed for such item by either Purchaser or Seller (it being understood and agreed that Seller’s position as to any disputed matter submitted to the Accounting Referee, including as to claimed values, shall be as set forth in the Notice of Disagreement), (ii) be restricted to such items included in the Notice of Disagreement that are then in dispute, and (iii) rely on its review of only the written presentations of Purchaser and Seller (it being understood and agreed that Seller’s position as to any disputed matters submitted to Accounting Referee, included as to claimed values, shall be as set forth in the Notice of Disagreement and Seller may not take a position different from its position as set forth therein) in resolving any matter that is in dispute.

(iv) The Parties will jointly instruct the Accounting Referee to (A) complete its preparation of the Final Statement and calculation of the Closing Adjustment Amount within twenty-five (25) days from the date of submission of the Unresolved Matters to the Accounting Referee and (B) deliver promptly thereafter a copy of the Final Statement and its calculation of the Closing Adjustment Amount to Seller and Purchaser, together with a report setting forth each Unresolved Matter and the Accounting Referee’s determination with respect thereto. The Accounting Referee’s determination will be conclusive and binding upon the Parties and may be entered and enforced in any court of competent jurisdiction. All communications with the Accounting Referee shall include at least one Representative of each Party, and no Party shall be permitted to communicate with the Accounting Referee other than as expressly set forth in this Section 2.4.

(v) During the engagement of the Accounting Referee, the Accounting Referee shall bill fifty percent (50%) of the total charges to each of Purchaser and Seller. The fees and expenses of the Accounting Referee will ultimately be borne by Seller and Purchaser (via a true-up immediately following the completion of the Accounting Referee’s work) in inverse proportion as they may prevail on matters resolved by the Accounting Referee, which proportionate allocations will also be determined by the Accounting Referee at the time the determination of the Accounting Referee is rendered on the Final Statement and the Closing Adjustment Amount. For example, if Seller disputes a total of $100 and the Accounting Referee awards $60 in favor of Seller, Purchaser shall ultimately bear 60% of the fees and expenses of the Accounting Referee, and Seller shall ultimately bear 40% of the fees and expenses of the Accounting Referee, with Purchaser promptly reimbursing Seller for such portion of any fees previously paid as is necessary to result in such final sharing percentages. In connection with the Accounting Referee’s determination as provided herein, the Accounting Referee shall also determine, taking into account all fees and expenses already paid by each of Purchaser, on the one hand, and Seller, on the other hand, as of the date of such determination (including any retainer), the allocation of the fees, costs and expenses of the Accounting Referee between Purchaser, on the one hand, and Seller, on the other hand. Notwithstanding the foregoing, all other fees, costs and expenses incurred by the Parties in connection with resolving any dispute hereunder before the Accounting Referee (including all fees, costs and expenses of their respective attorneys, accountants and other Representatives incurred in connection with resolving the dispute) shall be borne by the Party incurring such fee, cost and expense.

(f) Payment of Final Closing Adjustment Amount. Upon the final determination of the Final Statement in accordance with this Section 2.4:

(i) If the Closing Adjustment Amount, as finally determined in accordance with this Section 2.4 (the “Final Closing Adjustment Amount”), exceeds the Estimated Closing Adjustment Amount (the amount of such excess, the “Upward Purchase Price Adjustment”), Purchaser will pay to Seller an amount equal to the Upward Purchase Price Adjustment, by wire transfer of immediately available funds.

(ii) If the Estimated Closing Adjustment Amount exceeds the Final Closing Adjustment Amount (the amount of such excess, the “Downward Purchase Price Adjustment”), then Seller shall pay to Purchaser an amount equal to the absolute value of the Downward Purchase Price Adjustment, by wire transfer of immediately available funds to the account(s) designated in writing by Purchaser.

(iii) If a payment by Purchaser or Seller is required pursuant to this Section 2.4(f), such payment will be made within five (5) Business Days following the date on which the Preliminary Statement becomes the Final Statement (as determined in accordance with this Section 2.4).

(g) No New Methodologies. The Parties agree that (i) the purpose of preparing the Preliminary Statement and the Final Statement and calculating the Final Closing Adjustment Amount is solely to accurately measure the Closing Adjustment Amount and the components and sub-components thereof, in each case in accordance with GAAP in a manner consistent with the Company’s accounting policies and historical accounting practices, and (ii) such processes are not intended to permit the introduction of accounting methods, policies, principles, practices, procedures, classifications, judgments or estimations methodologies that differ from the Company’s accounting policies and historical accounting practices.

(h) Sole and Exclusive Remedy. The process set forth in this Section 2.4 will be the sole and exclusive remedy of the Parties and their respective Affiliates for any disputes related to the Closing Adjustment Amount and the calculations and amounts on which they are based or set forth in the related statements and notices delivered in connection therewith. After the final determination of the Closing Adjustment Amount pursuant to this Section 2.4, none of the Parties will have the right to make any claim based upon the calculation of such amounts as of the Closing even if subsequent events or subsequently discovered facts would have affected the determination of such amounts had such subsequent events or subsequently discovered facts been known at the time of the final determination of the Closing Adjustment Amount pursuant to this Section 2.4.

(i) Tax Treatment. The Parties agree to treat any payment made pursuant to this Section 2.4, as an adjustment to the Closing Purchase Price for Tax purposes to the extent permitted by applicable Law.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

With respect to any Section of this Article III, except (a) as disclosed in the Seller SEC Reports (including exhibits and other information incorporated by reference therein) and publicly available prior to the date hereof (other than any disclosures contained or referenced therein under the captions “Risk Factors,” “Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk” and any other disclosures contained or referenced therein of information, factors or risks that are predictive, cautionary or forward-looking in nature), or (b) as set forth in the Seller Disclosure Letter (subject to Section 1.4), Seller represents and warrants to Purchaser as follows:

3.1 Organization; Good Standing. Seller and the Company (a) are each a corporation duly organized, validly existing and in good standing pursuant to the Delaware General Corporation Law (the “DGCL”); and (b) each have the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. Seller and the Company are each duly qualified to do business and are in good standing in each jurisdiction where the character of their respective properties and assets owned or leased or the nature of its activities make such qualification necessary (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States), except in the case of Seller where the failure to be so qualified or in good standing would not have a Seller Material Adverse Effect and in the case of the Company where the failure to be so qualified or in good standing would not have a Company Material Adverse Effect. Seller has made available to Purchaser true, correct and complete copies of the Charter and the Bylaws, each as amended to date. The Company has not violated, and is not in violation of, the Charter or the Bylaws, and Seller has not violated, and is not in violation of, its Amended and Restated Certificate of Incorporation or its bylaws.

3.2 Corporate Power; Enforceability. The Company and Seller each have the requisite corporate power and authority to (a) execute and deliver this Agreement and the other Transaction Documents to which either of them is (or is proposed to be) a party; (b) assuming that the representations and warranties of Purchaser set forth in Section 4.6 are true and correct, perform its covenants and obligations under this Agreement and the other Transaction Documents to which either of them is (or is proposed to be) a party; and (c) subject to receiving the Requisite Stockholder Approval, and assuming that the representations and warranties of Purchaser set forth in Section 4.6 are true and correct, consummate the Stock Purchase and the other transactions contemplated by the Transaction Documents. Assuming that the representations and warranties of Purchaser set forth in Section 4.6 are true and correct, subject to receiving the Requisite Stockholder Approval, the execution and delivery of this Agreement and the other Transaction Documents by the Company and Seller, the performance by the Company and Seller of their respective covenants and obligations under this Agreement and the other Transaction Documents, and the consummation of the Stock Purchase and the other transactions contemplated by the Transaction Documents have each been duly authorized by all necessary corporate action on the part of the Company and Seller and no additional corporate actions on the part of the Company or Seller are necessary to authorize (i) the execution and delivery of this Agreement and the other Transaction Documents to which either of the Company or Seller is (or is proposed to be) a party by the Company and Seller; (ii) the performance by the Company and Seller of their respective covenants and obligations under this Agreement and the other Transaction Documents; or (iii) the consummation of the Stock Purchase and the other transactions contemplated by the Transaction Documents. This Agreement and the other Transaction Documents to which the Company or Seller is a party have been duly executed and delivered by the Company and Seller and, assuming the due authorization, execution and delivery by Purchaser, constitute legal, valid and binding obligations of the Company and Seller, enforceable against the Company and Seller in accordance with their terms, except as such enforceability (A) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally; and (B) is subject to general principles of equity.

3.3 Seller Board Approval; Fairness Opinion.

(a) Seller Board Approval. The Seller Board has (i) determined that it is in the best interests of Seller and the Seller Stockholders, and declared it advisable, to enter into this Agreement and consummate the Stock Purchase and the other transactions contemplated by the Transaction Documents upon the terms and subject to the conditions set forth in this Agreement and the other Transaction Documents; (ii) approved the execution and delivery of this Agreement and the other Transaction Documents by Seller, the performance by Seller of its covenants and other obligations in this Agreement and the other Transaction Documents, and the consummation of the Stock Purchase and the other transactions contemplated by the Transaction Documents upon the terms and conditions set forth in this Agreement and the other Transaction Documents; (iii) directed that the approval of this Agreement and the Stock Purchase be submitted to a vote at a meeting of the Seller Stockholders; and (iv) recommended that the Seller Stockholders vote in favor of the approval of this Agreement and the Stock Purchase in accordance with the DGCL (collectively, the “Seller Board Recommendation”).

(b) Fairness Opinion. The Seller Board has received the opinion of the Seller Financial Advisor, dated the date of this Agreement, to the effect that, as of such date and subject to the qualifications, limitations, assumptions and other matters set forth therein, the Base Consideration is fair, from a financial point of view, to Seller. It is agreed and understood that such opinion is for the benefit of the Seller Board and may not be relied upon by Purchaser. Seller will make available to Purchaser a signed and complete copy of such opinion as soon as reasonably practicable following the date hereof.

3.4 Requisite Stockholder Approval. Assuming that the representations and warranties of Purchaser set forth in Section 4.6 are true and correct, the affirmative vote of the holders of a majority of the outstanding shares of Seller’s capital stock entitled to vote to approve this Agreement and the Stock Purchase (the “Requisite Stockholder Approval”) is the only vote of the holders of any class or series of Seller’s capital stock that is necessary pursuant to applicable Law, the certificate of incorporation of Seller or the bylaws of Seller to consummate the Stock Purchase and the other transactions contemplated by the Transaction Documents.

3.5 Non-Contravention. Assuming that the representations and warranties of Purchaser set forth in Section 4.6 are true and correct, the execution and delivery of this Agreement and the other Transaction Documents by the Company and Seller, the performance by the Company and Seller of their respective covenants and obligations under this Agreement and the other Transaction Documents, and the consummation of the Stock Purchase and the other transactions contemplated by the Transaction Documents do not (a) violate or conflict with any provision of the Charter, the Bylaws or the equivalent organizational or governing documents of Seller, (b) violate, conflict with, result in a violation or breach of any provision or term of, or constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, result in the termination or acceleration of, or loss of rights in respect of, give any Person a basis for nonperformance under, or the right to accelerate, terminate, modify or cancel the performance required by, or result in a right of termination or acceleration pursuant to any Material Contract, (c) assuming compliance with the matters referred to in Section 3.6, violate or conflict with any Law applicable to Seller or the Company or by which any of their respective properties or assets are bound, or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties, assets or equity interests of the Company.

3.6 Requisite Governmental Approvals. No Consent, authorization of, filing or registration with, or notification to any Governmental Authority is required on the part of the Company or Seller in connection with the (a) execution and delivery of this Agreement by the Company and Seller; (b) performance by the Company and Seller of their respective covenants and obligations pursuant to this Agreement; or (c) consummation of the Stock Purchase, except (i) the filing with the SEC of the Proxy Statement, and such other filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act, and (ii) compliance with any applicable requirements of the HSR Act and any applicable Regulatory Laws.

3.7 Company and Seller Capitalization.

(a) Capital Stock and Related Matters. The authorized capital stock of the Company consists of 1,000 shares of Company Capital Stock. As of the date of this Agreement, 1,000 shares of Company Capital Stock were issued and outstanding, each of which is owned by Seller. All outstanding shares of Company Capital Stock are validly issued, fully paid, nonassessable and free of any preemptive rights. Seller owns and has good and valid title to the Purchased Shares, which represent all of the Company Capital Stock. The Purchased Shares are free and clear of all Liens and any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock), except (i) as may be created by this Agreement and (ii) for any restrictions on sales of securities under applicable securities Laws. All of the outstanding shares of Company Capital Stock have been duly authorized, validly issued and are fully paid and nonassessable.

(b) No Other Company Securities. As of the date of this Agreement, other than the Purchased Shares: (i) there are no outstanding shares of capital stock of, or other equity or voting interest in, the Company; (ii) there are no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company; (iii) there are no outstanding subscriptions, options, warrants commitments, preemptive rights, deferred compensation rights, calls, puts, rights to subscribe, Contracts, agreements, arrangements, or other rights or arrangements to which the Company is a party to acquire from the Company, or that obligate the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company; (iv) there are no outstanding obligations, commitments or arrangements (contingent or otherwise) of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security, or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, the Company; (v) there are no outstanding shares of restricted stock, restricted stock units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, the Company (the items in clauses (i), (ii), (iii), (iv) and (v), collectively with the Company Capital Stock, the “Company Securities”); (vi) there are no voting trusts, proxies or similar arrangements or understandings to which the Company is a party or by which the Company is bound with respect to the voting of any shares of capital stock of, or other equity or voting interest in, the Company; (vii) there are no obligations or binding commitments of any character restricting the transfer of any shares of capital stock of, or other equity or voting interest in, the Company to which the Company is a party or by which it is bound; and (viii) there are no other obligations by the Company to make any payments based on the price or value of any Company Securities. The Company is not a party to any Contract that obligates it to repurchase, redeem or otherwise acquire any Company Securities. There are no declared but unpaid dividends with respect to any outstanding shares of Company Capital Stock. There are no bonds, indentures, notes, or other Indebtedness providing for the right to vote (or convertible into securities that may have the right to vote) on any matters on which holder of the Company Securities may vote. Upon the consummation of the transactions contemplated hereby, at the Closing, Purchaser will acquire valid title to all of the Purchased Shares, free and clear of all Liens (other than restrictions on transfer imposed by applicable securities Laws).

(c) No Other Rights. Except for the Bylaws and the Charter, the Company is not a party to any Contract relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any Company Securities or other Contracts that may affect the voting or transfer of the Company Securities.

(d) Current Capitalization. As of the Capitalization Date, 24,680,708 shares of Seller Common Stock were issued and outstanding, and no shares of Seller Preferred Stock are issued and outstanding as of the date of this Agreement.

3.8 Subsidiaries. The Company has no, and has never had any, Subsidiaries.

3.9 Seller SEC Reports. Seller has filed with or furnished to the SEC all forms, reports and documents that have been required to be filed or furnished by it pursuant to applicable Laws since the Lookback Date and prior to the date of this Agreement (such forms, reports and documents, the “Seller SEC Reports”). Each Seller SEC Report complied as to form, as of its filing date, or, if amended or superseded by a subsequent filing made prior to the date of this Agreement, as of the date of the last such amendment or superseding filing prior to the date of this Agreement, in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date that such Seller SEC Report was filed. True, correct and complete copies of all Seller SEC Reports are publicly available in EDGAR. As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), each Seller SEC Report did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

3.10 Seller Financial Statements; Internal Controls; Indebtedness.

(a) Seller Financial Statements. The consolidated financial statements of Seller and its Subsidiaries filed with the Seller SEC Reports (i) are accurate and complete in all material respects, (ii) were derived from the books and records of the Company and Seller (which are in turn accurate and complete in all material respects), (iii) were prepared in accordance with GAAP applied on a consistent basis during the period covered thereby (except as may be indicated in the notes thereto or as otherwise permitted by Form 10-Q with respect to any financial statements filed on Form 10-Q), and (iv) fairly present, in all material respects, the consolidated financial position of Seller and its Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows of Seller and its Subsidiaries for the periods then ended. Except as have been described in the Seller SEC Reports, there are no unconsolidated Subsidiaries of Seller or any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303 of Regulation S-K promulgated by the SEC.

(b) Disclosure Controls and Procedures. Seller has established and maintains “disclosure controls and procedures” and “internal control over financial reporting” (in each case as defined pursuant to Rule 13a-15 and Rule 15d-15 promulgated under the Exchange Act). Seller’s disclosure controls and procedures are reasonably designed to ensure that all (i) material information required to be disclosed by Seller in the reports that it files or furnishes pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC; and (ii) such material information is accumulated and communicated to Seller’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Since January 1, 2024, no events have occurred such that management would not be able to complete its assessment of the effectiveness of Seller’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ending December 31, 2024, and conclude, after such assessment, that such system was effective. Since the Lookback Date, the principal executive officer and principal financial officer of Seller have each made all certifications required by the Sarbanes-Oxley Act. Neither Seller nor its principal executive officer or principal financial officer has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(c) Internal Controls. Seller has established and maintains a system of internal accounting controls that are effective in all material respects in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Seller and its Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures of Seller and its Subsidiaries are being made only in accordance with appropriate authorizations of Seller’s management and the Seller Board; and (iii) provide assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Seller and its Subsidiaries. Neither Seller nor, to the Knowledge of the Company, Seller’s independent registered public accounting firm has identified or been made aware of (A) any material weakness (each as defined in Rule 13a-15(f) of the Exchange Act) in the system of internal control over financial reporting utilized by Seller and its Subsidiaries that has not been subsequently remediated; or (B) any fraud that has not been subsequently remediated that involves Seller’s management or other employees who have a role in the preparation of financial statements or the internal control over financial reporting utilized by Seller and its Subsidiaries.

(d) Indebtedness. Section 3.10(d) of the Seller Disclosure Letter contains a true, correct and complete list of all Indebtedness of the Company as of the date of this Agreement, other than Indebtedness reflected in the Audited Seller Balance Sheet or otherwise included in the Seller SEC Reports.

(e) Accounts Payable. All accounts payable of the Company that are reflected in the consolidated financial statements of Seller and its Subsidiaries filed in the Seller SEC Reports (except as otherwise specifically stated therein) and all accounts payable of the Company arising since September 30, 2024, arose from bona fide arm’s-length transactions in the ordinary course of business, and all such accounts payable have either been paid, are not yet due and payable in the ordinary course of business, are being contested by the Company in good faith (and appropriate reserves established therefor), and, if not paid, have been properly recorded.

(f) Notes and Accounts Receivable. All notes and accounts receivable of the Company that are reflected in the consolidated financial statements of Seller and its Subsidiaries filed with the Seller SEC Reports (except as otherwise specifically stated therein), and all accounts receivable of the Company arising since September 30, 2024, arose from bona fide arm’s-length transactions in the ordinary course of business and constitute receivables resulting from the sale of products or other obligations in favor of the Company and are valid and enforceable claims. None of the notes and accounts receivable that are reflected in the consolidated financial statements of Seller and its Subsidiaries filed with the Seller SEC Reports, nor any accounts receivable of the Company arising since September 30, 2024, are, as of the date hereof, subject to any pending or threatened defense, counterclaim, right of offset, returns, allowances or credits, except to the extent reserved on the Audited Seller Balance Sheet. The reserves against the accounts receivable for returns, allowances, chargebacks and bad debts are commercially reasonable and have been determined in accordance with GAAP, consistently applied in accordance with past custom and practice.

3.11 No Undisclosed Liabilities. The Company does not have any liabilities of a nature required to be reflected or reserved against on a balance sheet prepared in accordance with GAAP, other than liabilities of the Company (a) reflected or otherwise reserved against in the Audited Seller Balance Sheet or in the consolidated financial statements of Seller and its Subsidiaries (including the notes thereto) included in the Seller SEC Reports filed prior to the date of this Agreement; (b) arising pursuant to this Agreement or incurred in connection with the Stock Purchase,; (c) incurred in the ordinary course of business; or (d) that would not have a Company Material Adverse Effect.

3.12 Absence of Certain Changes.

(a) No Company Material Adverse Effect. Since the date of the Audited Seller Balance Sheet, there has not occurred a Company Material Adverse Effect or a Seller Material Adverse Effect.

(b) Forbearance. Since January 1, 2024, (i) the business of the Company has been conducted, in all material respects, in the ordinary course of business, and (ii) the Company has not taken any action that, if taken or proposed to be taken after the date of this Agreement, would be prohibited by Section 5.2(a), Section 5.2(b), Section 5.2(c), Section 5.2(i), or Section 5.2(m) or Section 5.2(n).

(c) Taxes. Since the date of the Audited Seller Balance Sheet, there has not been with respect to the Company any (i) adoption or revocation of any Tax election, (ii) adoption or change of any Tax accounting method, (iii) settlement or compromise of any material Tax claim or assessment, (iv) amendment of any Tax Return or filing of any Tax Return inconsistent with past practice, (v) initiation of any material voluntary Tax disclosure or material Tax amnesty or similar filings with any Governmental Authority, (vi) entry into any agreement with any Governmental Authority (including a “closing agreement” under Section 7121 of the Code) with respect to any material Tax or material Tax Returns, or (vii) surrendering of any right to claim a Tax refund (other than as a result of the passage of time), or (viii) extension or waiver of any statute of limitation in respect of Taxes (other than as a result of any extension of time to file any Tax Returns or pay any Taxes that is automatically or routinely granted).

3.13 Material Contracts.

(a) Material Contracts. Except for this Agreement and the other Transaction Documents, the Company Contracts disclosed in and filed as exhibits to the Seller SEC Reports, Company Benefit Plans, Seller Benefit Plans and the Company Contracts disclosed on Section 3.13(a) of the Seller Disclosure Letter, there is no Company Contract that as of the date of this Agreement is:

(i) a Company Contract (A) limiting in any material respect the freedom or right of the Company to compete with any other Person in any location or line of business or (B) containing exclusivity obligations or otherwise purporting to materially limit the freedom or right of the Company to sell, distribute or manufacture any products or services for any other Person;

(ii) a Company Contract that requires by its terms the payment or delivery of cash or other consideration by or to the Company in an amount in excess of $500,000 in the fiscal year ending December 31, 2024 or in any fiscal year thereafter and cannot be cancelled by the Company or Seller without penalty or further payment without more than ninety (90) days’ notice (other than payments for services rendered to the date of cancellation);

(iii) a Company Contract relating to Indebtedness for borrowed money of the Company with a principal amount in excess of $50,000 (whether incurred, assumed, guaranteed or secured by any asset);

(iv) a Company Contract that prohibits the payment of dividends or distributions in respect of the capital stock of the Company, the pledging of the capital stock or other equity interests of the Company or the issuance of any guaranty by the Company;

(v) a Company Contract creating a joint venture, collaboration, partnership, limited liability company or strategic alliance;

(vi) an In-bound License and any Out-bound License;

(vii) a Lease;

(viii) a Company Contract related to any disposition or acquisition of material assets or a material business of the Company that contains any current or future rights or obligations;

(ix) a material Company Contract that is a supply, manufacturing or contract manufacturing Contract relating to the Business;

(x) a Company Contract with any Governmental Authority pursuant to which such Governmental Authority procures or supplies services from the Company or provides a grant to the Company, with a principal amount in excess of $100,000;

(xi) Company Contracts providing for the employment or engagement of any Person (1) with compensation in excess of $100,000 per year, (2) providing for the payment of any cash or other compensation or benefits as a result of the consummation of the transactions contemplated hereby, or (3) otherwise restrict the ability of the Company to terminate the employment or any such employee for any lawful reason, without liability (including, without limitation, any obligation to pay severance);

(xii) Company Contracts with any labor union, works council, or other association or labor organization representing any employee of the Company;

(xiii) Company Contracts with any professional employer organization or Contract providing for co-employment of employees of the Company;

(xiv) Company Contracts with any staffing, leasing, or employment agency or recruiter regarding temporary, leased, or non-permanent labor or employees;

(xv) Company Contracts providing for any bonus, pension, profit sharing, retirement, or any other form of deferred compensation plan or practice; or

(xvi) any other Company Contract that is currently in effect and has been filed (or is required to be filed) by Seller as an exhibit pursuant to Item 601(b) of Regulation S-K under the Securities Act or that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

Each such Company Contract described in clause (i) through (xvi) above is referred to herein as a “Material Contract.”

(b) Validity. As of the date of this Agreement, the Company has either delivered or made available to Purchaser or Purchaser’s Representatives or has publicly made available through EDGAR an accurate and complete copy of each Material Contract. Neither the Company nor Seller (as the case may be) nor, to the Knowledge of the Company, the other party thereto, is in breach of or default under any Material Contract. Each Material Contract is, with respect to the Company or Seller (as the case may be) and, to the Knowledge of the Company, the other party thereto, a valid agreement, binding, and in full force and effect. To the Knowledge of the Company, each Material Contract is enforceable by the Company or Seller (as the case may be) in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditor’s rights, and by general equitable principles. As of the date of this Agreement, neither the Company nor Seller has waived in writing any material rights under any Material Contract.

3.14 Real Property.

(a) Owned Real Property. The Company does not own and has never owned any real property.

(b) Leased Real Property. Section 3.14(b) of the Seller Disclosure Letter contains a true, correct and complete list, as of the date of this Agreement, of all of the existing leases, subleases, licenses or other agreements, and all amendments and modifications thereto and guaranties thereof, pursuant to which the Company uses or occupies, or has the right to use or occupy, now or in the future, any real property (such property, the “Leased Real Property,” and each such lease, sublease, license or other agreement, a “Lease”) together with the parties to each Lease, the commencement date and expiration date of each Lease and the address of each Leased Real Property. The Company has valid leasehold estates in the Leased Real Property, free and clear of all Liens (other than Permitted Liens).

(c) Except as set forth in Section 3.14(b) of the Seller Disclosure Letter: (i) the Company’s possession and quiet enjoyment of the rights and benefits granted to the Company under each Lease have not been disturbed in any material respect; (ii) no security deposit or portion thereof deposited with respect to such Lease has been applied in respect of a breach or default under such Lease that has not been redeposited in full; (iii) the Company is in exclusive possession of the permits, licenses or rights required by Law for use and occupancy as are necessary for the conduct of the business of the Company at the Leased Real Property and such use and occupancy is not in violation of any Law; (iv) the Company currently maintains insurance for the Leased Real Property in compliance with each Lease; (v) all real estate Taxes and common area maintenance expenses currently due and payable by the Company under any Lease have been paid in full and there are no ongoing disputes or audits by the Company with respect thereto; (vi) the Company does not owe any brokerage commissions or finder’s fees with respect to any Lease; (vii) no party to any Lease is an Affiliate of the Company nor has any financial interest therein; (viii) there are no allowances or concessions due or owing to the Company under any Lease; (ix) there is no deferred maintenance or unperformed capital repairs required to be performed by the Company under a Lease at any Leased Real Property; (x) the transactions contemplated by this Agreement will not require consent from any owner, lessor or sublessor of the Leased Real Property except as set forth in Section 3.5 of the Seller Disclosure Letter; (xi) the Company has not assigned, collaterally assigned, hypothecated, subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof; (xii) to the Knowledge of the Company, there is no condemnation, expropriation or other Legal Proceeding in eminent domain or any other Legal Proceeding pending, or to the Knowledge of the Company, threatened, affecting any interest in any Leased Real Property.

3.15 Environmental Matters. Except as set forth in Section 3.15 of the Seller Disclosure Letter, the Company (a) is in compliance in all material respects with all applicable Environmental Laws (including obtaining and complying with all Permits required pursuant to Environmental Laws for the business of the Company and the operation of the Leased Real Property) and has not since the Lookback Date failed to comply in any material respect with any Environmental Law; (b) has not received any written notice, complaint, suit, order, citation, demand, claim or potentially responsible party letter alleging that the Company has violated any applicable Environmental Law or that the Company has or may have a material liability under any Environmental Law; (c) has not transported, produced, processed, manufactured, generated, used, treated, handled, stored, released, discharged, disposed of or exposed any Person to any Hazardous Substances, or owned or operated any facility or real property, in violation of any applicable Environmental Law and in a manner that would reasonably be likely to give rise to a claim or material liability under any Environmental Law; (d) has not exposed any employee to Hazardous Substances in violation of any applicable Environmental Law and in a manner that would reasonably be likely to give rise to a claim or material liability under any Environmental Law; (e) is not a party to or the subject of any pending or, to the Knowledge of the Company, threatened Legal Proceeding that is (i) alleging the noncompliance by the Company with any Environmental Law; or (ii) seeking to impose any financial responsibility for any investigation, cleanup, removal or remediation pursuant to any Environmental Law; (f) is not aware of any discharge, spill, disposal or release of any Hazardous Substance on, at or under the Leased Real Property in quantities, concentrations or conditions that would reasonably be expected to give rise to a claim against or material liability to the Company; and (g) has provided to Purchaser copies of all material environmental assessments, investigations, audit reports, claims and notices relating to any real property currently or formerly owned, operated or leased by the Company or any non-compliance by the Company with any Environmental Law that are in the possession, custody or control of the Company or Seller.

3.16 Intellectual Property.

(a) Company Registered Intellectual Property. Section 3.16(a) of the Seller Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of (i) each item of Company Registered Intellectual Property and (ii) the jurisdiction in which such item of Company Registered Intellectual Property has been registered or filed, the applicable application, registration, or serial or other similar identification number, and the filing date or registration date and issuance or grant date. As of the date hereof, all necessary registration, maintenance and renewal fees for each item of Company Registered Intellectual Property have been paid and all necessary documents and certifications in connection with such Company Registered Intellectual Property have been filed with the relevant patent, trademark, or other authorities in the applicable jurisdictions, for the purposes of maintaining such Company Registered Intellectual Property. All material Company Registered Intellectual Property is subsisting and, to the Knowledge of the Company, valid, unexpired and enforceable.

(b) Ownership and Control. Except as otherwise set forth in Section 3.16(b) of the Seller Disclosure Letter, the Company solely and exclusively owns all right, title, and interest to or otherwise has valid and enforceable rights to use all Company Intellectual Property that is necessary to conduct the Business, free and clear of all encumbrances other than Permitted Liens. None of the Patents included in the Company Registered Intellectual Property, including Patents in-licensed by the Company, has entered the public domain, lapsed, expired, or been abandoned, disclaimed, or canceled or been adjudicated as invalid or unenforceable. To the Knowledge of the Company, each of the issued claims in the Patents included in the Company Intellectual Property is valid and enforceable according to its terms, and there is no reasonable basis or grounds for any Person to claim otherwise. Neither Company nor Seller has received an opinion, whether preliminary in nature or qualified in any manner, which concludes that a challenge to the validity or enforceability of any such Patents may succeed. The Company Intellectual Property constitutes all Intellectual Property necessary for the conduct of the Business. Seller and the Company hereby represent and agree that on or before the Closing Date, Seller has assigned or will assign or otherwise license or transfer to the Company any and all Company Intellectual Property currently owned or otherwise controlled by Seller necessary for the conduct of the Business to the full extent that such Company Intellectual Property is owned or controlled by Seller.

(c) No Order. Since the Lookback Date, neither the Company nor Seller has received written notice of any, and to the Knowledge of the Company, there is no threatened, interference, opposition, reissue, reexamination or other equivalent proceeding with respect to any Company Registered Intellectual Property. In addition, since the Lookback Date, neither the Company nor Seller has received any written notices from any other Person: (i) alleging that the Company Intellectual Property is invalid or unenforceable in whole or in part, or (ii) alleging that the Company or Seller does not own good and marketable title to, or otherwise does not validly own or license or have a valid right to use any Company Intellectual Property.

(d) In-bound Licenses and Out-bound Licenses. Section 3.16(d) of the Seller Disclosure Letter sets forth a complete and accurate list of Company Contracts pursuant to which (i) any Third Person has licensed or granted to the Company or Seller any rights in any Intellectual Property that is or, to the Knowledge of the Company, could reasonably be expected to become material to the Company (other than any confidentiality/non-disclosure agreements and nonexclusive “off the shelf” licenses to third-party computer software or reagents that are generally commercially available) (each, an “In-bound License”), or (ii) the Company or Seller has granted any Third Person any rights or licenses to any material Company Intellectual Property (other than any confidentiality/non-disclosure agreements or clinical trial agreements) (each, an “Out-bound License”). The Company or Seller (as the case may be), and to the Knowledge of the Company and Seller, the other party thereto, has sufficient rights and valid licenses to use all of the Company Intellectual Property that is the subject of any In-bound Licenses necessary to the Business.

(e) No Infringement. To the Knowledge of the Company, the Business does not infringe, misappropriate, dilute, or violate any Intellectual Property rights of any Third Person, except where such infringement, misappropriation, dilution, or violation would not reasonably be expected to be material. No action, claim, demand, suit or other assertion by any Person is pending, or to the Knowledge of the Company, has been threatened, against the Company or Seller by any other Person, claiming that (i) any Specified Company Product, (ii) the manufacture of any Specified Company Product, or (iii) use of any Specified Company Product or the conduct of the Business, in each case, infringes, misappropriates, dilutes, or violates the Intellectual Property of such other Person. There are no pending or threatened in writing actions, suits, proceedings, arbitrations or investigations or other equivalent Legal Proceeding (x) alleging that the Company or Seller is obligated or has a duty to defend, indemnify, or hold harmless any other Person with respect to, or has assumed any liability or is otherwise responsible for, any claim of infringement, misappropriation, dilution or violation with respect to any Specified Company Product, or (y) seeking to limit or challenge the validity, enforceability, ownership, or use of any Specified Company Product or Company Intellectual Property owned or controlled by the Company or Seller, in each case by the Company or Seller.

(f) No Notice of Infringement. Since the Lookback Date, neither the Company nor Seller have received written notice from any other Person (i) alleging material infringement, misappropriation, dilution or other violation of such Person’s Intellectual Property with respect to any Specified Company Product, including any written claim, “cease and desist” letter, or like correspondence, (ii) alleging that any of the Company Intellectual Property is invalid, unenforceable in whole or in part, (iii) alleging that the Company does not own good and marketable title to, or otherwise does not validly own or license or have a valid right to use, any Company Intellectual Property or any Specified Company Product, or (iv) alleging that either the Business or any of the Specified Company Products infringes, misappropriates, dilutes, or violates the Intellectual Property of any other Person in a manner that has or could reasonably be expected to result in a material liability to the Company. To the Knowledge of the Company and Seller, neither the Company Intellectual Property in whole or in part nor any of the Specified Company Products infringe, misappropriate, dilute or violate any intellectual property rights owned or controlled by any other Person. Since the Lookback Date, neither the Company nor Seller has made or asserted any written notice alleging infringement, misappropriation, dilution, or violation of any Company Intellectual Property that is currently outstanding and unresolved.

(g) No Third Party Infringement. To the Knowledge of the Company, (i) since the Lookback Date, no Third Person has infringed, misappropriated, diluted or violated any Company Intellectual Property, and (ii) no Third Person is currently infringing or misappropriating, any Company Intellectual Property.

(h) Employee Agreements. The Company and Seller have taken reasonable steps in accordance with industry standards to protect and maintain the Company’s and Seller’s trade secrets, including by using commercially reasonable efforts to enforce a policy requiring that each officer, employee or consultant who has contributed to or participated in the conception, development, creation or reduction to practice of any material Company Intellectual Property owned or purported to be owned by the Company or Seller enter into proprietary rights agreements with the Company or Seller in which they, subject to limitations of applicable Law, assign or vest ownership of all their rights in such Intellectual Property to the Company or Seller and agree to maintain the confidentiality of such Intellectual Property. Each officer, employee or consultant who was involved in, or who has participated in or contributed to, the conception, development, authoring, creation, or reduction to practice of the Patents included in the Company Registered Intellectual Property, in each case, has been accurately identified to applicable Governmental Authorities in all countries where such Patents are nationalized, validated or registered, and all such Persons have executed valid and enforceable agreements or assignments that presently and irrevocably assign all right, title and interest to the owner of such Patents.

(i) Government Funding. No funding, facilities, or resources of any Governmental Authority or any university, college, or other educational institution or research center were used in the development of the Company Intellectual Property owned or controlled by the Company or Seller, except as would not result in any such Person obtaining any ownership in or rights to any such Company Intellectual Property.

3.17 Sufficiency of Assets. Except as set forth in Section 3.17 of the Seller Disclosure Letter and assuming the receipt of all relevant consents, approvals, authorizations, qualifications and orders from Governmental Authorities and other Persons necessary for the completion of the Pre-Closing Restructuring, the material assets owned, leased or licensed by Company on the Closing Date constitute all of the material assets necessary to operate the Business as currently conducted and as currently proposed to be conducted, except for such assets, the absence of which would not reasonably be expected to have a Company Material Adverse Effect; provided, however, that nothing in this Section 3.17 shall be deemed to constitute a representation or warranty as to the adequacy of amounts of cash and cash equivalents or net working capital (or the availability of the same); provided further, that this Section 3.17 shall not be deemed to be breached as a result of any action that Seller or the Company is required to take pursuant to this Agreement, or for which Purchaser has provided its consent.

3.18 Privacy, Data Protection, and Data Security. The Company’s creation, receipt, maintenance, transmission, collection, storage, transfer, retention, destruction, processing, use, and/or disclosure of any information that constitutes “personal information,” “personal data,” “personally identifiable information,” “sensitive personal information”, “protected health information”, or “individually identifiable health information” as defined in applicable Laws (collectively, “Personal Information”) is, and has been since the Lookback Date, in compliance with all privacy and security Laws applicable to the Company (collectively, “Data Protection Laws”), including any such Laws pertaining to the privacy, confidentiality, security, protection, processing, transfer, or breach notification of Personal Information that are applicable to the Company. The Company has not, since the Lookback Date, suffered any (i) material “breach”, “breach of security”, “breach of security of the system”, or similar term as defined by applicable Data Protection Laws that has required notification to any Person under such applicable Data Protection Laws or (ii) other material security breach of any of its systems resulting in any unauthorized access to, or acquisition or disclosure of, any Personal Information in the possession or control of the Company. The Company has implemented reasonable and appropriate safeguards to protect the privacy, security, confidentiality, availability, and integrity of Personal Information and other confidential, sensitive, or proprietary information maintained or transmitted by the Company.

3.19 FDA Regulation

(a) Seller and the Company have, as applicable, filed with the applicable regulatory authorities (including the FDA, or its successor, and any other Governmental Authority having jurisdiction over the safety, efficacy, approval, development, testing, labeling, manufacturing, storage, sale, commercialization or distribution of pharmaceutical products (each, a “Regulatory Authority”)) all required material filings, declarations, listings, registrations, reports or submissions, including but not limited to adverse event reports, with respect to any and all existing or pending regulatory applications, filings, investigational new drug (IND) applications, approvals, licenses, registrations, and authorizations, including new drug applications (NDAs), to permit the development, manufacture, marketing, import, distribution, and sale, as applicable, of the Specified Company Products and any products currently under investigation by the Company. All such filings, declarations, listings, registrations, reports or submissions were in material compliance with applicable Law when filed, and, as of the date of this Agreement, no material deficiencies have been asserted in writing by any applicable Regulatory Authority to Seller or the Company with respect to any such filings, declarations, listings, registrations, reports or submissions.

(b) Seller and the Company are and have been in material compliance with all applicable Laws administered or enforced by the FDA or any similar Regulatory Authority, including the Federal Food, Drug, and Cosmetic Act (“FDCA”) and similar Laws regarding developing, testing, manufacturing, marketing, distributing or promoting Specified Company Products and any products currently under investigation by the Company. Except as set forth in Section 3.19(b) of the Seller Disclosure Letter, each of the Specified Company Products are (i) produced or manufactured in compliance in all material respects with applicable Law and (ii) not adulterated or misbranded within the meaning of any applicable Law. There are no Legal Proceedings pending or threatened with respect to a violation or alleged violation by the Company or any of its Affiliates of the FDCA, FDA regulations adopted thereunder, or any other legislation or regulation promulgated by any other comparable Governmental Authority.

(c) Except as set forth in Section 3.19(c) of the Seller Disclosure Letter, the Company is the sole and exclusive owner of the Specified Company Products, and neither Seller nor the Company has granted any right of reference to any person with respect to the Specified Company Products.

(d) The Specified Company Products and any products currently under investigation by the Company are being and have been developed, tested, manufactured, stored, distributed, promoted, advertised and otherwise commercialized, as applicable, in material compliance with applicable Law, including those requirements relating to good manufacturing practice, good laboratory practice and good clinical practice. The Specified Company Products and any products currently under investigation by the Company that are subject to the jurisdiction of the FDA or comparable Governmental Authorities are being distributed, marketed, offered for sale, sold, manufactured, labeled, stored and tested by or for the Company, as applicable, in compliance in all material respects with all applicable rules and regulations of the FDA and all other requirements of applicable Governmental Authorities, including the FDCA, the Public Health Service Act, the FDA’s regulations and legally enforceable guidance concerning the advertising and promotion of prescription drug products, and regulations enforced by the FDA’s Office of Prescription Drug Promotion. Neither the Company nor any of its Affiliates have received any (i) written notice from the FDA or any other Governmental Authority, including the Office of Inspector General, any United States Attorney, the Department of Justice or any attorney general of any jurisdiction, alleging that the Company or any of its Affiliates has been or is in violation of any drug Law, the False Claims Act (31 U.S.C. § 3729–3733) or false claims acts under state Law, or commencing or indicating an intention to conduct an investigation, audit, or review for noncompliance; (ii) written notice of inspectional observation (including those recorded on form FDA 483), establishment inspection report, warning letter, penalty, fine, sanction, request for recall or other remedial action; (iii) other written documents issued by the FDA or any other Governmental Authority alleging lack of compliance with any drug Law by the Company or any of its Affiliates or any Person engaged by any of the Company or its Affiliates to provide any service with respect to any Specified Company Product or any products currently under investigation by Seller or the Company; or (iv) threatening to revoke, suspend, cancel, withdraw, curtail, or seek damages related to any existing certification, license, or approval necessary to the operation of the Business. Except as set forth in Section 3.19(d) of the Seller Disclosure Letter, no Specified Company Product or any products currently under investigation by Seller or the Company have been the subject of any voluntary or involuntary recall or governmental investigation other than routine inspections of any facilities involved in the manufacture of the Specified Company Product or any products currently under investigation by Seller or the Company.

(e) All human clinical trials conducted by or sponsored by the Company, Seller, or its Affiliates with respect to any Specified Company Product and any product currently under investigation by Seller or the Company have been, and are being, conducted in material compliance with the applicable requirements of Good Clinical Practice and all applicable requirements relating to protection of human subjects contained in 21 CFR Parts 50, 54, and 56 and all similar applicable Law and regulations. Section 3.19(e) of the Seller Disclosure Letter contains a complete and accurate list of all clinical trials sponsored or conducted by Seller or the Company that have been conducted or are currently being conducted with respect to the Specified Company Products.

(f) To the Company’s Knowledge, each (i) third party clinical site, clinical consultant or other provider of services engaged by Seller or the Company to perform preclinical or clinical studies and trials on any Specified Company Products or any products currently under investigation by Seller or the Company for the purpose of supporting a marketing application with the FDA, and (ii) authorized third-party distributor or marketer engaged by the Company with respect to any Specified Company Product (each a “Third-Party Regulated Service Provider”) and solely in connection with the performance of obligations to the Company: (A) has complied and is complying in all material respects with all applicable Laws, including all applicable statutes, rules and regulations of any applicable, other Governmental Authorities, in connection with the services provided to Seller or the Company, and (B) has all permits as required by applicable Law and necessary to conduct its business and perform its obligations as Third-Party Regulated Service Provider with respect to any Specified Company Products and any products currently under investigation by the Company for or on behalf of Seller or the Company, and all such permits are in full force and effect.

(g) The Company possesses all required material permits, licenses, registrations, certificates, or authorizations from applicable Regulatory Authorities necessary to conduct its Business. Since the Lookback Date, neither Seller nor the Company has received any written notice of proceedings relating to the suspension, revocation or cancellation of any such permit, license, registration, certificate, or authorization.

(h) All reports, documents, claims and notices required to be filed, maintained, or furnished to the FDA and any other Regulatory Authorities by the Company or Seller with respect to the Specified Company Products have been so filed, maintained or furnished and were complete and correct in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing). With respect to the Specified Company Products, Seller or the Company have delivered or made available to Purchaser all material correspondence (which shall include observations, establishment inspections reports and any other material documents received by Seller or the Company from any Governmental Authorities) and meeting minutes received from or sent to the FDA and any other similar foreign Governmental Authorities, including any and all notices of inspectional observations, establishment inspection reports and any other material documents received by Seller or the Company from the FDA or similar foreign Governmental Authorities which relate to Seller’s or the Company’s compliance with regulatory requirements of the FDA or similar foreign Governmental Authorities.

(i) Neither the Company nor Seller nor any Representative of the Company or Seller (including any Person engaged by the Company or Seller to provide any service with respect to the Specified Company Product or any products currently under investigation by Seller or the Company) has made an untrue or fraudulent statement to the FDA or any other Governmental Authority or to any physician or customer, failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Authority or to any physician or customer, or committed any material prohibited act, made any material statement, or failed to make any material statement, that would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Fact, Bribery, and Illegal Gratuities”, set forth in FDA’s Compliance Policy Guide Sec. 120.100 (CPG 7150.09). Neither Seller nor the Company has made a false or misleading statement or material omission in any statement made to any Governmental Authority, including the FDA, relating to any Specified Company Product sold by the Company or Seller. Neither the Company nor Seller nor any Representative of the Company or Seller (including any Person engaged by the Company or Seller to provide any service with respect to a Specified Company Product) has (i) been convicted of any crime or engaged in any conduct that would reasonably be expected to result in, or that has resulted in, debarment under 21 U.S.C. § 335a or disqualification by any Governmental Authority, or (ii) any knowledge of facts that would lead to a false claim, or debarment, and there are no proceedings pending or threatened that would result in criminal liability or debarment or disqualification by any Governmental Authority. Neither the Company nor Seller has been convicted of any crime or engaged in any conduct that did or could result in exclusion from federal healthcare programs under 42 U.S.C. § 1320a-7, and to the Knowledge of the Company, neither the Company nor Seller has engaged in any conduct that would reasonably be expected to result in exclusion from U.S. federal health care programs.

(j) Except as set forth in Section 3.19(j) of the Seller Disclosure Letter, the Specified Company Product finished goods sold by the Company or Seller since January 1, 2021, have been manufactured, stored, and distributed in accordance with applicable drug Laws and other applicable Law in all material respects. The Company possesses, or has the ability to produce through third party manufacturers on commercially reasonable terms, sufficient quantities of all materials that are necessary to manufacture commercial quantities of the applicable Specified Company Product finished goods for commercialization in the United States. The Company possesses or has adequately secured access to at least a twenty-four (24) month supply of inventory of FYARRO® in support of (and as measured against) the Company’s current sales forecasts.

(k) To the Knowledge of the Company, there are, have been, no material investigations, proceedings or disciplinary actions with respect to any Specified Company Product or any products currently under investigation by Seller or the Company pending or threatened in writing against the Company or Seller by a Governmental Authority alleging material noncompliance with any applicable Laws in federal, state, foreign, and other jurisdictions and there is no Legal Proceeding, audit, or recoupment by or before any Governmental Authority alleging a violation of any applicable Laws in federal, state, foreign or other jurisdictions by the Company or Seller.

(l) All Permits required to conduct the Business are in the possession of the Company, are in full force and effect and are being complied with in all material respects. Neither the Company nor Seller has received any written or, to the Knowledge of the Company, oral notice from any Governmental Authority regarding: (i) any actual or possible violation of or failure to comply with any term or requirement of any material Permit; or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or material restriction of any material Permit.

(m) There has been no recall, detention, withdrawal, seizure or termination or suspension of manufacturing requested or threatened by any Governmental Authority relating to any Specified Company Product.

3.20 Tax Matters.

(a) Tax Returns, Payments and Reserves. The Company has (i) timely filed (taking into account valid extensions) all income and other material Tax Returns required to be filed by or with respect to the Company; and (ii) paid, or reserved in accordance with GAAP for the payment of, all income and other material Taxes that are required to be paid (whether or not shown on any Tax Return). Each such Tax Return was prepared in compliance with applicable Law and is true, complete, and correct in all material respects. The Company is not currently the beneficiary of any extension of time within which to file any Tax Return or pay any Tax (other than any extension of time to file any Tax Returns or pay any Taxes that is automatically or routinely granted). The unpaid Taxes of the Company (i) as of the date of the Audited Seller Balance Sheet, have been accrued on the Audited Seller Balance Sheet in accordance with GAAP, and (ii) will not exceed the reserve described in clause (i) as adjusted for the passage of time through the Closing Date in accordance with past custom and practice of the Company. Since the date of the Audited Seller Balance Sheet, the Company has not incurred any liability for Taxes arising from extraordinary gains or losses outside the ordinary course of business (other than any such Taxes incurred as a result of the Pre-Closing Restructuring or any transactions undertaken pursuant to any Transaction Documents).

(b) No Waivers. The Company has not executed any waiver of any statute of limitations on, or extended the period for the assessment or collection of, any material Tax (except to the extent such extension resulted from an extension of time to file or pay Taxes that is automatically or routinely granted), in each case that has not since expired. The Company has not executed any closing agreement pursuant to Section 7121 of the Code or any predecessor provision thereof, or any similar provision of state, local, or non-U.S. Law.

(c) Withholding Taxes. The Company (i) has withheld with respect to its employees, shareholders, creditors, independent contractors, and other Persons all material amounts of United States federal and state income taxes, Federal Insurance Contribution Act, Federal Unemployment Tax Act and other similar Taxes required to be withheld; and (ii) has timely paid over such amounts to the appropriate Tax authority.

(d) No Audits or Deficiencies. No audits or other examinations with respect to Taxes of the Company are presently in progress or have been asserted or proposed in writing and have not been resolved and no action, suit, investigation, claim or assessment is pending, proposed or threatened with respect to any alleged deficiency in Taxes. No written claim has ever been made by a Governmental Authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to tax in that jurisdiction. All deficiencies asserted or assessments made as a result of any examinations by any taxing authority have been fully paid, and there are no other unpaid deficiencies asserted or assessments made by any taxing authority against the Company. There are no Liens on any of the assets of the Company relating to any Taxes existing, threatened or pending, other than Liens for Taxes not yet due and payable.

(e) No Spin-offs. During the two years prior to the date of this Agreement, the Company has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment pursuant to Section 355 of the Code.

(f) No Listed Transactions. The Company has not engaged in a “listed transaction” as set forth in Treasury Regulation § 1.6011-4(b)(2).

(g) Permanent Establishment. The Company does not maintain a permanent establishment (within the meaning of an applicable Tax treaty or under any applicable Law) or otherwise have an office or fixed place of business or taxable presence in a country other than the country in which it is formed or organized.

(h) Related Party Transactions. All related party transactions involving the Company (and any Affiliates thereof) are at arm’s length in material compliance with section 482 of the Code, the Treasury Regulations promulgated (and any corresponding or similar provision of state, local or foreign Law). The Company has maintained all material documentation in connection with such related-party transactions in accordance with Sections 482 of the Code and the Treasury Regulations promulgated thereunder (and any corresponding or similar provision of state, local or foreign Law).

(i) Sales Taxes. The Company has properly collected and remitted material sales, use, value added and similar Taxes with respect to sales made to its customers or services provided to its customers and for all material sales or services that are exempt from sales, use, value added and similar Taxes and that were made without charging or remitting such Taxes, received and retained any appropriate Tax exemption certificates or other material documentation qualifying such sale or service as exempt.

(j) FIRPTA. The Company is not and has not been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii).

(k) Partnership. The Company is not a party to any joint venture, partnership or other arrangement or contract that would be treated as a partnership for federal income tax purposes.

(l) No Tax Agreements. The Company (i) is not a party to or bound by, or currently has any material liability pursuant to, any Tax sharing, allocation or indemnification agreement or obligation, other than any such agreement or obligation entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes; and (ii) has no liability for the Taxes of any Person other than the Company or Seller pursuant to Treasury Regulation § 1.1502-6 (or any similar provision of state, local or non-U.S. Law) as a transferee or successor, or otherwise by operation of law.

(m) Notwithstanding anything in this Agreement to the contrary, nothing in Section 3.20 shall be construed as a representation or warranty with respect to (i) the amount or availability of any net operating loss, capital loss, Tax credit, Tax basis or other Tax asset or attribute of the Company in any taxable period (or portion thereof) beginning after the Closing Date.

3.21 Employee Plans.

(a) Company Benefit Plans. Section 3.21(a) of the Seller Disclosure Letter sets forth a true and complete list of each Company Benefit Plan and each Seller Benefit Plan, with each Company Benefit Plan marked with an asterisk (*). With respect to each Company Benefit Plan that is not an International Employee Plan (as defined below), to the extent applicable, the Company has made available to Purchaser true, correct and complete copies of (i) the most recent annual financial statements and report on Form 5500 required to have been filed with the IRS; (ii) the most recent determination letter, if any, from the IRS for any Company Benefit Plan that is intended to qualify pursuant to Section 401(a) of the Code; (iii) the written plan documents and all amendments thereto, and a written description of any material unwritten Company Benefit Plan; (iv) any related trust agreements; (v) the current summary plan descriptions and any summaries of material modifications; (vi) the most recent written results of all required compliance testing; and (vii) any material correspondence or notices to or from the IRS or any office or representative of the United States Department of Labor or any other Governmental Authority in respect of any such Company Benefit Plan.

(b) International Employee Plans. With respect to each Company Benefit Plan that is subject to the Laws of any jurisdiction outside of the United States or that covers or is maintained primarily for the benefit of any Service Provider whose primary work location is based outside of the United States (the “International Employee Plans”), to the extent applicable, the Company has made available to Purchaser true, correct and complete copies of the most recent annual report or similar compliance documents required to be filed with any Governmental Authority with respect to such International Employee Plan. All International Employee Plans, (i) if they are intended to qualify for special tax treatment, meet all requirements for such treatment, and, to the Knowledge of the Company, there are no existing circumstances or events that have occurred that could reasonably be expected to affect adversely the special tax treatment with respect to such International Employee Plan, (ii) if they are intended to be funded and/or book-reserved, are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions, and (iii) if intended or required to be qualified, approved or registered with a Governmental Authority, are and have been so qualified, approved or registered, and nothing has occurred that could reasonably be expected to result in the loss of such qualification, approval or registration, as applicable.

(c) Benefit Plan Coverage. There has been no amendment to, or announcement by Seller, the Company or any other Subsidiary of Seller relating to, any Seller Benefit Plan, Company Benefit Plan or International Employee Plan, which would materially increase the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year. Each of Seller, the Company or any other Subsidiary of Seller, as applicable, may amend or terminate any Seller Benefit Plan, International Employee Plan or Company Benefit Plan (other than any plan that is an individual agreement or arrangement with an Acquired Employee or Service Provider (including an individual award or similar participation agreement under a Seller Benefit Plan, International Employee Plan or Company Benefit Plan) that requires the Acquired Employee or Service Provider’s consent of such amendment or termination) at any time without incurring any liability thereunder, other than in respect of claims incurred prior to such amendment or termination and the customary costs of implementing such amendment or termination.

(d) Absence of Certain Plans. No Company Benefit Plan is, and neither the Company nor any other Subsidiary of Seller nor any of their ERISA Affiliates has previously established, maintained, sponsored, contributed to or been required to contribute to or currently maintains, sponsors or participates in, or contributes to, or in any way has any liability (whether on account of an ERISA Affiliate or otherwise), directly or indirectly, with respect to any plan that is, (i) a “multiemployer plan” (as defined in Section 3(37) of ERISA); (ii) a “multiple employer plan” (as defined in Section 4063 or Section 4064 of ERISA); or (iii) a defined benefit pension plan or plan subject to Section 302 of Title I of ERISA, Sections 412, 430 or 4971 of the Code or Title IV of ERISA or a “defined benefit” plan within the meaning of Section 414(j) of the Code or Section 3(35) of ERISA (whether or not subject thereto), (iv) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (v) a plan maintained in connection with any trust described in Section 501(c)(9) of the Code. None of Seller, the Company nor any other Subsidiary of Seller nor any ERISA Affiliate has withdrawn at any time within the preceding six years from any “multiemployer plan” (as defined in Section 3(37) of ERISA), or incurred any withdrawal liability which remains unsatisfied, and no events have occurred and no circumstances exist that could reasonably be expected to result in any such liability to any of Seller, the Company or any other Subsidiary of Seller. No event has occurred and no condition exists that would subject any of Seller, the Company or any other Subsidiary of Seller by reason of their affiliation with any ERISA Affiliate to any (i) Tax, penalty, or fine, (ii) Lien or (iii) other liability imposed by ERISA, the Code or other applicable Laws, in each case, in respect of any employee benefit plan maintained, sponsored, contributed to or required to be contributed to by any ERISA Affiliate (other than Seller, the Company or any Subsidiary of Seller).

(e) Compliance. Each Company Benefit Plan and each Seller Benefit Plan (and each related trust, insurance contract or fund) has been established, maintained, funded, operated and administered in accordance with its express terms, and in compliance in all material respects with all applicable Law, including the applicable provisions of ERISA, the Code and any applicable regulatory guidance issued by any Governmental Authority. Each Company Benefit Plan and each Seller Benefit Plan that is subject to the Affordable Care Act has been established, maintained and administered in compliance with the requirements of the Affordable Care Act, including all notice and coverage requirements, and Seller, the Company and any Subsidiary of Seller and each ERISA Affiliate thereof offer minimum essential health coverage, satisfying the affordability and minimum value requirements, to their full time employees (as defined by the Affordable Care Act) sufficient to prevent liability for assessable payments under Section 4980H of the Code. None of Seller, the Company or any other Subsidiary of Seller has attempted to maintain the grandfathered health plan status under the Affordable Care Act of any Seller Benefit Plan or Company Benefit Plan. None of Seller, the Company or any other Subsidiary of Seller has incurred (whether or not assessed), or is reasonably expected to incur or to be subject to, any Tax or other penalty with respect to the reporting requirements under Sections 6055 and 6056 of the Code, as applicable, or under Sections 4980B, 4980D or 4980H of the Code.

(f) Company Benefit Plan Legal Proceedings. There are no Legal Proceedings pending or, to the Knowledge of the Company, relating to or threatened on behalf of or against any Company Benefit Plan or Seller Benefit Plan, the assets of any trust pursuant to any Company Benefit Plan or Seller Benefit Plan or the plan sponsor or plan administrator, or any fiduciary or any Company Benefit Plan or Seller Benefit Plan with respect to the administration or operation of such plans, other than routine claims for benefits that have been or are being handled through an administrative claims procedure. To the Knowledge of the Company, no fiduciary (within the meaning of Section 3(21) of ERISA) has breached any fiduciary duty with respect to a Company Benefit Plan or Seller Benefit Plan or otherwise has any liability in connection with acts taken (or the failure to act) with respect to the administration or investment of the assets of any Company Benefit Plan or Seller Benefit Plan. No Company Benefit Plan or Seller Benefit Plan is presently under audit or examination (nor has written notice been received of a potential audit or examination) by any Governmental Authority.

(g) No Prohibited Transactions. None of the Company, or, to the Knowledge of the Company, any of their respective directors, officers, employees or agents has, with respect to any Company Benefit Plan or Seller Benefit Plan, engaged in or been a party to any non-exempt “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) that could reasonably be expected to result in the imposition of a penalty assessed pursuant to Section 502(i) of ERISA or a Tax imposed by Section 4975 of the Code, in each case, applicable to the Company or any Company Benefit Plan, or for which the Company has any indemnification obligation.

(h) No Post-Termination Welfare Benefits. No Company Benefit Plan or Seller Benefit Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA) provides, and none of Seller, the Company or any other Subsidiary of Seller has any current or potential obligation to provide post-termination medical or retiree life insurance, health or other welfare benefits to any person, except as may be required by Section 4980B of the Code and Section 601 of ERISA or any similar Law or at the sole expense of the participant or the participant’s beneficiary.

(i) Section 280G. Neither the execution nor delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event) result in any payment or benefit (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1), who is an Acquired Employee or Service Provider, that could, individually or in combination with any other such payment or benefit, be characterized as an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code.

(j) Section 409A. Each Company Benefit Plan and each Seller Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) is in documentary compliance with, and has been administered in compliance with, in all material respects, with Section 409A of the Code and applicable guidance thereunder, and no amount under such Company Benefit Plan or Seller Benefit Plan is or has been subject to Tax under Section 409A of the Code.

(k) Section 401. With respect to each Company Benefit Plan or Seller Benefit Plan that is intended to qualify under Section 401(a) of the Code, such plan, and its related trust, has at all times since its adoption been so qualified and has received a current determination letter (or is the subject of a current opinion letter in the case of any prototype plan) from the IRS on which Seller, the Company or any Subsidiary of Seller, as applicable, can rely that it is so qualified, and that its trust is exempt from Tax under Section 501(a) of the Code, and nothing has occurred with respect to the operation of any such plan which could cause the loss of such qualification or exemption or the imposition of any material liability, penalty or Tax under ERISA or the Code. No stock or other securities issued by any of Seller, the Company or any other Subsidiary of Seller forms or has formed any part of the assets of any Company Benefit Plan or Seller Benefit Plan that is intended to qualify under Section 401(a) of the Code.

(l) Transaction Payments. Neither the execution nor delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event) (i) result in any payment becoming due, or increase the amount of any compensation or benefits due, to any Service Provider or Acquired Employee with respect to any Company Benefit Plan or Seller Benefit Plan or otherwise; (ii) result in the acceleration of the time of payment or vesting of any such compensation or benefits, or the forgiveness of indebtedness of any Service Provider or Acquired Employee; or (iii) result in an obligation to fund or otherwise set aside assets to secure to any extent any of the obligations under any Company Benefit Plan or Seller Benefit Plan. No Person is entitled to receive any additional payment (including any Tax gross-up or other payment) from Seller, the Company or any other Subsidiary of Seller as a result of the imposition of the Taxes required by Section 4999 of the Code or any Taxes required by Section 409A of the Code.

3.22 Labor Matters.

(a) Section 3.22(a) of the Seller Disclosure Letter sets forth a list of all employees of the Company and Seller, and sets forth for each such individual the following: (i) name; (ii) identity of primary employer; (iii) title or position (including whether full or part time); (iv) hire date; (v) current annual base compensation rate or regular hourly rate; (vi) current target commission, bonus or other incentive-based compensation amounts; (vii) whether such individual is on a leave of absence of any kind, the nature of the leave (to the extent such information can be disclosed) and the expected date of return to work; (viii) classification as exempt versus non-exempt under the Fair Labor Standards Act and similar state or provincial Laws; (ix) the amount of accrued and unused paid time off; (x) location of employment; and (xi) union representational status. Section 3.22(a) of the Seller Disclosure Letter sets forth a complete list of all non-employee workers, including independent contractors, consultants and any other worker engaged on a basis other than as a W-2 employee (“Contractors”), that have provided services of any kind to the

Company or Seller over the last twelve (12) months, and the Company has provided to or made available to Purchaser all copies of all agreements with such Contractors, unless no such contract exists, in which case the Company has included in its list of contractors a description of the service provided, the approximate number of weekly hours of services provided by each such Contractor, and the compensation paid to each such Contractor. The Company has made available to Purchaser all written employee handbooks, policies and programs applicable to its and Seller’s employees.

(b) Union Activities. Except as set forth in Section 3.22(b), of the Seller Disclosure Letter (i) no employee of the Company or Seller is represented by a labor union, work council or similar organization in connection with their employment by the Company or Seller, (ii) neither the Company nor Seller is a party to, or otherwise subject to, any collective bargaining agreement, project labor agreement or community workforce agreement, or other labor union-related contract, (iii) no petition for representation by a labor union has been filed, is currently pending, or has been threatened, (iv) there is no organizational effort currently being made or to the Knowledge of Seller threatened by or on behalf of, any labor union to organize employees of the Company or Seller, and no written demand for recognition of employees of the Company or Seller has been made by, or on behalf of, any labor union, (v) there are no unfair labor practice charges or complaints pending against or involving the Company or Seller before the National Labor Relations Board or any other Governmental Authority, (vi) there is no labor strike, work stoppage, material grievance, collective bargaining dispute, or lockout pending or, threatened, by or with respect to any employees of the Company or Seller, and (vii) there are no allegations, claims, or investigations against or involving the Company arising from or related to compliance with project labor agreements, community workforce agreements, prevailing wage and apprenticeship Laws or contractual requirements.

(c) The Company and Seller are in compliance with all employment agreements, consulting, independent contractor and other service contracts, and severance and separation agreements, including change in control agreements.

(d) The Company and Seller are, and at all times have been, in material compliance with all applicable Laws governing immigration and work authorization, including the requirements of the Immigration Reform Control Act of 1986. Except as set forth in Section 3.22(d) of the Seller Disclosure Letter: (i) no employee is on a visa sponsored by the Company or Seller which visa will require continued sponsorship; (ii) neither the Company nor Seller has, in the last five (5) years, received a “no match” letter from the Social Security Administration concerning any employee or former employee; and (iii) neither the Company nor Seller has, in the last five (5) years, received any notice from the Internal Revenue Service of a mismatch between a name of an employee and a social security number provided on a Form 1095-C that the Company or Seller was unable to rectify as a clerical error. A USCIS Form I-9 has been properly prepared and retained for each employee as required by Law. No such Form I-9 was improperly prepared or that false documentation was provided in connection with satisfying the requirements of such I-9.

(e) In the last five (5) years, neither the Company nor Seller has engaged in or effectuated any “plant closing” or employee “mass layoff” (in each case, as defined in the Worker Adjustment Retraining and Notification Act (the “WARN Act”) or any similar state or local Law) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or Seller. During the 90-day period preceding the date hereof, no employee has suffered an “employment loss,” as defined in the WARN Act or any similar state, local or foreign Law, with respect to the Company or Seller. Section 3.22(e) of the Seller Disclosure Letter sets forth for each employee who has suffered such an “employment loss” during the 90-day period preceding the date hereof.

(f) The Company and Seller are in material compliance with all applicable Laws, rules and regulations respecting employment, including employment practices, terms and conditions of employment, worker classification, prohibited discrimination, equal employment, fair employment practices, immigration status, employee safety and health, wages and hours (including overtime wages), compensation and hours of work, human rights, pay equity, workers’ compensation, unemployment insurance, immigration and work authorization, classification as exempt/non-exempt for purposes of the Fair Labor Standards Act and analogous laws, classification as independent contractors or employees, child labor laws, background checks, pay transparency, collective bargaining, and leaves of absence. No individual has been engaged by the Company or Seller as or in the capacity of an independent contractor who does not qualify for such status under applicable Law, and all employees who have been classified as exempt under the Fair Labor Standards Act (and state, provincial and local counterpart Laws) have been properly classified as such. Except as set forth in Section 3.22(f) of the Seller Disclosure Letter for the last five (5) years there have not been, and there are no, actions, claims, charges, complaints, or demands made, pending or, to the Knowledge of the Company, threatened to be made, before any Governmental Authority, or under any private dispute resolution procedure, with respect to any alleged violation of any such applicable Laws. Except as set forth in Section 3.22(f) of the Seller Disclosure Letter, during the past five (5) years, none of the employment policies or practices of the Company or Seller have been audited or investigated or, to the Knowledge of the Company, subject to imminent audit or investigation, by any Governmental Authority and no current or former director, manager, officer, employee, or individual independent contractor of the Company or Seller has made any formal internal complaint or have used the Company’s or Seller’s internal complaint process to make allegations concerning unlawful discrimination, harassment, sexual harassment, retaliation, failure to provide reasonable accommodation, whistleblowing, failure to properly pay wages or other compensation, unfair labor practices or any other alleged violation of Law concerning employment or labor matter including prevailing wage and apprenticeship Laws.

(g) No authorized representative of the Company or Seller has made any representation, promise or guarantee, express or implied, to any employee or Contractor regarding: (i) whether the Company or Seller intends to retain such individual following the Closing; or (ii) terms and conditions on which the Company or Seller may retain or offer to retain such individual following the Closing. None of the executive officers or management employees of the Company or Seller has indicated an intention to resign or retire as a result of the transactions contemplated by this Agreement.

(h) Section 3.22(h) of the Seller Disclosure Letter sets forth all uses of artificial intelligence and machine learning technologies (collectively, “AI”), including generative AI, used by the Company or Seller with respect to its and/or their employees and independent contractors, including, without limitation, AI that is utilized for recruiting, screening, selection, evaluation, promotion, termination and/or that impacts any other term or condition of employment.

(i) Neither the Company nor Seller is subject to any affirmative action obligations under any Law and is not a government contractor or subcontractor for the purposes of any Law with respect to the terms and conditions of employment, including any prevailing wage laws.

3.23 Compliance with Laws.

(a) General Compliance. Seller and the Company have been and are in compliance in all material respects with all Laws that are applicable to the Company or to the conduct of the Business or the ownership and operations of the Company.

(b) Trade Controls and Customs.

(i) Except as set forth in Section 3.23(b) of the Seller Disclosure Letter, during the five (5) years prior to the date of this Agreement, the Company has conducted its operations in compliance in all material respects with (i) all Export Control Laws; (ii) all Customs Laws and Customs Regulations; and (iii) all Sanctions Laws.

(ii) Without limiting the foregoing, during the five (5) years prior to the date of this Agreement, (i) the Company has obtained, and is in compliance in all material respects with, all material export licenses and other material approvals required for its exports of products, software, and technologies from the United States and all other jurisdictions where such licenses or approvals are required by any Export Control Laws, including with respect to the release of technology and software to foreign nationals in the United States and abroad; (ii) the Company is in compliance in all material respects with Customs Laws and Customs Regulations applicable to its US imports of goods and to its imports of goods into all other jurisdictions; (iii) neither the Company nor any Sellers nor any of their respective officers, directors, or employees, nor to the knowledge of Sellers, any person acting on their behalf is currently, or has been in the last five (5) years, (A) a Sanctioned Person, (B) organized, resident, or located in a Sanctioned Country, (C) engaging in any dealings or transactions with any Sanctioned Person or in any Sanctioned Country in violation of Sanctions Laws and Sanctions Regulations, or (D) otherwise in violation in any material respect of applicable Sanctions Laws and Sanctions Regulations; (iv) there are no material claims pending or, to the Company’s Knowledge, threatened against the Company with respect to any of the foregoing Export Control Laws, Customs Laws, or Sanctions Laws; and (v) the Company has established internal controls, policies, and procedures intended to provide reasonable assurance regarding compliance with all applicable Export Control Laws, Customs Laws, and Sanctions Laws.

(iii) Section 3.23(b) of the Seller Disclosure Letter sets forth a true, complete, and correct list, as of the date of this Agreement, of each material export license and pending export license applications applicable to the Company. Section 3.23(b) of the Seller Disclosure Letter also sets forth, with respect to any hardware (including production equipment), software, and technology organized by product family for the Company’s internal reference number the applicable export control classification number (ECCN) under the EAR (if other than EAR99), indicating for each classification whether such classification was based on a formal determination by the BIS (and providing the corresponding Commodity Classification Automated Tracking System number) or a self-classification by the Company.

(c) Anti-Bribery Laws. Neither Seller nor the Company, including their respective directors, officers or employees, has, directly or indirectly, (i) committed a material violation of the FCPA, (ii) provided anything of value to any “foreign official” (as defined by the FCPA) to unlawfully obtain business, direct business to any Person, or secure an advantage, in each case that amounted to a material violation of the FCPA, (iii) directly or indirectly (1) made, offered or promised to make, or authorized the making of, any unlawful payment to any Person, (2) given, offered or promised to give, or authorized the giving of, any unlawful gift, political or charitable contribution or other thing of value or advantage to any Person, (3) requested or received any unlawful payment, gift, political or charitable contribution or other thing of value or advantage or (4) violated any provision of any other Law that prohibits corruption, money laundering or bribery. Seller will not directly or indirectly use all or any portion of the amounts paid by Purchaser hereunder (x) for or in connection with or in furtherance of the making, offering or promising to make, or the authorization of the making of any unlawful payment to any Person, (y) for or in connection with or in furtherance of the giving, offering or promising to give, or the authorization of the giving of any unlawful (a) gift, (b) political or charitable contribution or (c) other thing of value or advantage to any Person or (z) in a manner that may violate any provision of the FCPA or any other Law that prohibits corruption or bribery.

3.24 Healthcare Law. Since the Lookback Date:

(a) Seller and the Company are, and have been, in material compliance with all applicable Healthcare Laws. Neither the Company nor Seller, nor any of their respective officers, directors, managers, employees, nor, to the Company’s Knowledge, any of the respective Affiliates, agents or contractors of the Company or Seller: (a) have received written or, to the Company’s Knowledge, oral notice concerning any actual material violation, alleged material violation, or investigation of noncompliance of any Healthcare Law; (b) have been convicted of any criminal offense relating to the delivery of an item or service under any Federal Health Care Program nor similar non-U.S. Law; (c) have had a civil monetary penalty assessed against them under Section 1128A of the Social Security Act or similar non-U.S. Law; or (d) are or have been party to or bound by any order or any agreement entered into in any Legal Proceeding relating to compliance with any Healthcare Law. With respect to the Business and Specified Company Products, there is no act, omission, event, or circumstance that would reasonably be expected to constitute or result in (x) any Legal Proceeding; (y) a material violation; or (z) a failure to comply relating to compliance with any Healthcare Law, by the Company or Seller, or any of their respective officers, directors, managers, employees, or to the Company’s Knowledge, Affiliates, agents or contractors of the Company or Seller.

(b) Except as disclosed in Section 3.24 of the Seller Disclosure Letter, neither the Company, nor Seller, nor any of their respective controlled Affiliates employ or contract with any healthcare professional or other healthcare provider to provide healthcare items or services to patients on behalf of the Company, Seller, or their controlled Affiliates (for clarity, such healthcare items or services shall not include any consulting or advisory services, research or clinical trial services or activities, medical or scientific affairs, and other routine functions of the pharmaceutical industry). The Company or Seller, as applicable, has implemented and has at all times maintained a healthcare compliance program to facilitate compliance with applicable Healthcare Laws and that is consistent with the guidance issued by the United States Department of Health and Human Services Office of Inspector General (“OIG”) for effective compliance programs for pharmaceutical companies. The Company or Seller, as applicable, operates, and has at all times operated, in material compliance with such healthcare compliance program. Except as disclosed in Section 3.24(b) of the Seller Disclosure Letter, the Company or Seller, as applicable, is in material compliance with all applicable compliance program-related, marketing code of conduct-related, gift ban-related or disclosure-related requirements under applicable Healthcare Laws.

(c) Except as disclosed in Section 3.24(c) of the Seller Disclosure Letter, the Company and Seller are not in breach, in any material respect, of any contract, as applicable, nor in material violation of any applicable Law pertaining to contracting with excluded, debarred, or suspended individuals or entities, including those listed on the OIG List of Excluded Individuals and Entities or the System for Awards Management Excluded Parties List System, or requiring the Company or Seller to conduct background checks or other screenings. Neither the Company nor Seller, nor any of their respective officers, directors, managers, employees, Affiliates, nor, to the Company’s Knowledge, any agents or contractors are excluded, debarred, suspended from, or otherwise rendered ineligible for participation with any third-party payor or from selling products to any Governmental Authority or listed on the OIG List of Excluded Individuals and Entities or the System of Awards Management Excluded Parties List System. No such exclusion, debarment, suspension, or ineligibility is threatened. No officer, employee, or, to the Company’s Knowledge, any agent of the Company or Seller, has been or been threatened to be, (a) disqualified under FDA investigator disqualification proceedings; (b) subject to FDA’s Application Integrity Policy; or (c) subject to any enforcement proceeding arising from material false statements to FDA pursuant to 18 U.S.C. § 1001. This Section 3.24 shall apply equivalently with regard to any comparable government actions or measures applicable in jurisdictions outside the U.S.

(d) The Company and Seller are not, nor ever have been, at any time, enrolled in, or submitted claims or other requests for payment, or otherwise received payments, for healthcare items or services from, any third-party payor, including Medicare, Medicaid, other federal health care programs, or any other program for which any Governmental Authority pays, in whole or in part, for the provision of healthcare items or services.

(e) Neither the Company nor Seller, nor, to the Company’s Knowledge, any of their respective officers, directors, managers, employees, Affiliates, agents, or contractors have (a) been subject to, or received written notice of, any healthcare-related or Healthcare Law-related investigation, audit, or inquiry conducted by any Governmental Authority or customer, except for non-material customer audits conducted in the ordinary course of business; (b) made a voluntary disclosure to any Governmental Authority; or (c) been convicted or indicted or formally charged with any material violation of, or alleged material violation of, any Healthcare Law. The Company and Seller are not, nor ever have been, with respect to any Governmental Authority: (y) parties to any Legal Proceeding that (1) requires the payment of money by the Company or Seller to any Governmental Authority or third party including any civil monetary penalty assessed under Section 1128A of the Social Security Act, (2) requires any recoupment of money from the

Company or Seller by any Governmental Authority or third party or (3) prohibits any activity currently conducted by the Company or Seller; or (z) subject to any actual or, to Company’s Knowledge, potential settlement agreement, corporate integrity agreement, monitoring agreement, or certification of compliance agreement, or other similar agreement with any Governmental Authority, in the case of each of clauses (y) and (z), which relates to any Healthcare Law. Without limiting the foregoing, as of the Closing Date, the Company and Seller are not undergoing any healthcare-related or Healthcare Law-related inspection, audit, inquiry, or similar review by any Governmental Authority or customer.

(f) Neither of the Company and Seller is a “Covered Entity” (as defined at 45 C.F.R. § 160.103), “Business Associate” (as defined at 45 C.F.R. § 160.103) of any Covered Entity, or a “Subcontractor” (as defined at 45 C.F.R. § 160.103) of any Business Associate. The Company and Seller process and have processed Personal Information in material compliance with applicable Laws governing the processing of Personal Information, unless exempt.

(g) The Company and Seller and, to the Company’s and Seller’s Knowledge, each of their respective officers, managers, members, directors, employees, and any agent or other Persons acting on their behalf, have conducted, sponsored, or otherwise performed their respective obligations in connection with all clinical research in material compliance, with: (i) the principles set forth in the International Conference on Harmonisation (ICH) Guideline for Good Clinical Practice (E6); (ii) applicable institutional review board (IRB)-approved study protocols and informed consents and applicable IRB requirements; (iii) applicable privacy Laws and applicable privacy consents of human subjects participating in any research sponsored by the Company or Seller; (iv) applicable contracts or agreements; and (v) applicable Laws (including FDA Good Clinical Practice regulations). Neither the Company nor Seller, nor, to the Company’s Knowledge, any of their respective officers, managers, members, directors, or employees, nor any agent or other Persons acting on their behalf (in connection with the performance of obligations to the Company or Seller) have received written or, to the Company’s Knowledge, other notice from any clinical trial participant, IRB, or other Person concerning any actual or alleged material noncompliance with any of the foregoing requirements set forth in this Section 3.24. There has been no death of or injury to any human subject participating in any research sponsored by the Company or Seller that has been caused by any misconduct or negligence on the part of the Company or Seller or, to the Company’s Knowledge, any of their officers, managers, members, directors, employees, agents, or other Persons acting on their behalf, nor has there been any other material adverse event affecting any such human subject that has been the subject of any legal action, suit, proceeding, claim, arbitration or investigation filed or, to the Company’s Knowledge, threatened against the Company or Seller.

3.25 Legal Proceedings; Orders.

(a) No Legal Proceedings. Except as set forth in Section 3.25(a) of the Seller Disclosure Letter, there are no Legal Proceedings or Orders pending or, to the Knowledge of the Company, threatened against or relating to the Company or, against any present or former officer, manager or director of the Company in such individual’s capacity as such, at law or in equity, or before or by any Governmental Authority.

(b) No Orders. The Company is not subject to, and to the Knowledge of the Company the Company is not threatened to be made subject to, any Order of any kind or nature.

3.26 Insurance.

(a) Policies and Programs. Each of the insurance policies and all self-insurance programs and arrangements relating to the business, assets and operations of the Company or with respect to which the Company is a named insured or otherwise the beneficiary of coverage (collectively, the “Insurance Policies”) is in full force and effect. All premiums relating to the Insurance Policies have been timely paid. The Company maintains insurance of the types and in the amounts customarily carried by businesses of similar size in the same industry, and in each case reasonably adequate to protect the Company and its business. A copy of each Insurance Policy has been made available to Purchaser. All the Insurance Policies are placed with insurance carriers rated A- or better by A.M. Best Rating Services, Inc. The Company has maintained and continues to maintain insurance policies and fidelity bonds relating to the assets, business, operations, employees, officers, managers, or directors of the Company as is (i) required by applicable Law with coverage and policy limits substantially similar to the amount and scope of insurance coverage (including policy limits) under the Insurance Policies currently in effect and (ii) customary in all material respects for those engaged in a similar business, and, in each such case, such policy limits have not been, nor have any of the policy limits under the Insurance Policies been, materially exhausted or impaired. There is no material gap in coverage under any of the Insurance Policies. There is no material claim pending under any of the Insurance Policies as to which coverage has been questioned, denied, or disputed by the underwriters of the Insurance Policies or in respect of which such underwriters have reserved their rights. The Company has never been denied insurance coverage. The Company has not had, and does not have, any self-insurance program.

(b) No Cancellation. Since the Lookback Date, the Company has not received any notice regarding any cancellation, non-renewal, or invalidation of any Insurance Policy other than in connection with ordinary renewals.

3.27 Related Person Transactions. Except for compensation or other employment arrangements in the ordinary course of business, there are no Contracts, transactions, arrangements or understandings between the Company, on the one hand, and any Related Person thereof, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC in the Company’s Form 10-K or proxy statement pertaining to an annual meeting of stockholders that are not so disclosed.

3.28 Brokers. Except for the Seller Financial Advisor, there is no financial advisor, investment banker, broker, finder, agent or other Person that has been engaged or retained by or is authorized to act on behalf of Seller or the Company who is entitled to any financial advisor, investment banking, brokerage, finder’s or other similar fee or commission in connection with the Stock Purchase.

3.29 Exclusivity of Representations and Warranties.

(a) No Other Representations and Warranties. Seller and the Company acknowledge and agrees that, except for and without limiting the representations and warranties set forth in Article IV, none of Purchaser or any of its respective Subsidiaries (or any other Person) makes, or has made, any representation or warranty relating to Purchaser, its Subsidiaries or any of their businesses, operations or otherwise in connection with this Agreement or the Stock Purchase.

(b) No Reliance. Seller and the Company each acknowledge and agree that, except for the representations and warranties expressly set forth in Article IV, it is not acting (including, as applicable, by entering into this Agreement or consummating the Stock Purchase) in reliance on any representation or warranty, express or implied or implied or the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information, on the part of Purchaser.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller as follows:

4.1 Organization; Good Standing.

(a) Authority; Good Standing. Purchaser (i) is duly organized, validly existing and in good standing pursuant to the Laws of its jurisdiction of organization; and (ii) has the requisite power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets.

(b) Organizational Documents. Purchaser has made available to Seller true, correct and complete copies of the organizational documents of Purchaser, each as amended to date. Purchaser is not in violation of its organizational documents.

4.2 Power; Enforceability. Purchaser has the requisite entity power and authority to (a) execute and deliver this Agreement; (b) perform its covenants and obligations under this Agreement; and (c) consummate the Stock Purchase. The execution and delivery of this Agreement by Purchaser, the performance by Purchaser of its covenants and obligations under this Agreement and the consummation of the Stock Purchase each have been duly authorized by all necessary action on the part of each of Purchaser and no additional actions on the part of Purchaser are necessary to authorize (i) the execution and delivery of this Agreement by Purchaser; (ii) the performance by Purchaser of its covenants and obligations under this Agreement; or (iii) the consummation of the Stock Purchase. This Agreement has been duly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery by the Company and Seller, constitutes a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as such enforceability (A) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally; and (B) is subject to general principles of equity.

4.3 Non-Contravention. The execution and delivery of this Agreement by Purchaser, the performance by Purchaser of its covenants and obligations under this Agreement, and the consummation of the Stock Purchase do not (a) violate or conflict with any provision of the certificate of incorporation, bylaws or other similar organizational documents of Purchaser; (b) violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration pursuant to any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Purchaser is a party or by which Purchaser, or any of its properties or assets may be bound; (c) assuming the consents, approvals and authorizations referred to in Section 4.4 have been obtained, violate or conflict with any Law applicable to Purchaser or by which any of its properties or assets are bound; or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Purchaser, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or Liens that would not have a Purchaser Material Adverse Effect.

4.4 Requisite Governmental Approvals. No Consent of any Governmental Authority is required on the part of Purchaser or any of its Affiliates in connection with the (a) execution and delivery of this Agreement by Purchaser; (b) performance by Purchaser of its covenants and obligations pursuant to this Agreement; or (c) consummation of the Stock Purchase, except (i) such filings with Governmental Authorities to satisfy the applicable Laws of states in which the Company is qualified to do business; (ii) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of the HSR Act and any applicable Regulatory Laws; and (iv) such other Consents the failure of which to obtain would not have a Purchaser Material Adverse Effect.

4.5 Legal Proceedings; Orders.

(a) No Legal Proceedings. There are no Legal Proceedings pending or, to the Knowledge of Purchaser, threatened against Purchaser that would have a Purchaser Material Adverse Effect.

(b) No Orders. Purchaser is not subject to any order of any kind or nature that would have a Purchaser Material Adverse Effect.

4.6 Ownership of Seller Capital Stock. None of Purchaser or any of its Affiliates, nor to the Knowledge of Purchaser, any of its respective directors or officers is or has been an “interested stockholder” (as defined in Section 203 of the DGCL) of Seller during the three (3) years prior to the date of this Agreement.

4.7 Brokers. There is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of Purchaser or any of its Affiliates who is entitled to any financial advisor, investment banking, brokerage, finder’s or other similar fee or commission in connection with the Stock Purchase for which Seller or any of its Subsidiaries would be liable.

4.8 No Purchaser Vote or Approval Required. No vote or consent of the holders of any capital stock of, or other equity or voting interest in, Purchaser is necessary to approve this Agreement or the Stock Purchase.

4.9 Financial Capability. Purchaser has as of the date of this Agreement and will have at the Closing (a) sufficient funds immediately available to (i) make all payments contemplated by this Agreement in connection with the Stock Purchase (including the payment of all amounts payable pursuant to Article II in connection with the Stock Purchase); and (ii) pay all fees and expenses required to be paid at the Closing by Purchaser, or any of its Affiliates in connection with the Stock Purchase and (b) the resources and capabilities (financial and otherwise) to perform its obligations under this Agreement. None of Purchaser or any of its Affiliates has incurred any obligation, commitment, restriction or liability of any kind, and is not contemplating or aware of any obligation, commitment, restriction or liability of any kind, in either case which would materially impair or materially adversely affect the availability of such sufficient funds or such resources and capabilities.

4.10 Absence of Stockholder and Management Arrangements. As of the date of this Agreement, none of Purchaser or any of its Affiliates is a party to any Contract, or has authorized, made or entered into, or committed or agreed to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any stockholder, director, officer, employee or other Affiliate of Seller or any of its Subsidiaries (a) relating to this Agreement, the Stock Purchase or continuing employment with Purchaser or one or more of its Affiliates (including, after the Closing, the Company) from and after the Closing Date; or (b) pursuant to which any (i) Seller Stockholder has agreed to approve this Agreement or vote against any Superior Proposal; or (ii) Person has agreed to provide, directly or indirectly, an equity investment to Purchaser or the Company to finance any portion of the Stock Purchase.

4.11 Investment Intent.

(a) Purchaser (i) is acquiring the Purchased Shares solely for its own account, for investment only and not with a view for resale in connection with any distribution of the Purchased Shares and Purchaser will not dispose of the Purchased Shares in contravention of the Securities Act or other applicable Laws, (ii) has received and read the Charter and Bylaws and (iii) has sufficient knowledge and experience, including with respect to the industries in which the Company operates, to evaluate the merits and risks of this investment.

(b) Purchaser acknowledges that (i) the Purchased Shares have not been registered under the Securities Act, that the Purchased Shares have not been registered under any applicable securities Laws of any state or other jurisdiction and, therefore, cannot be sold unless they are subsequently registered under the Securities Act and any applicable state securities Laws or are sold pursuant to an exemption from such registration and (ii) none of Seller, the Company or any of their respective Affiliates is under any obligation to register the Purchased Shares and that no market may exist for the resale of the Purchased Shares.

(c) Purchaser is an “accredited investor” as defined in Regulation D promulgated under the Securities Act and was not organized for the specific purpose of acquiring the Purchased Shares. Purchaser understands the speculative nature of an investment in the Purchased Shares and, accordingly, is able to bear the economic risk of this investment and, at the present time, could afford a complete loss of such investment.

(d) Purchaser and its Representatives have been afforded the opportunity to ask questions of Seller and the Company and have received answers to such questions, as Purchaser deems necessary in connection with its decision to acquire the Purchased Shares.

4.12 Exclusivity of Representations and Warranties.

(a) No Other Representations and Warranties. Purchaser, on behalf of itself and its Affiliates, acknowledges and agrees that, except for and without limiting the representations and warranties expressly set forth in Article III:

(i) neither Seller nor any of its Subsidiaries (or any other Person) makes, or has made, any representation or warranty relating to Seller, the Company, its Subsidiaries or any of their businesses, operations or otherwise in connection with this Agreement or the Stock Purchase; and

(ii) no Person has been authorized by Seller or any of its Subsidiaries (including the Company) or any of its or their respective Affiliates or Representatives to make any representation or warranty relating to Seller, its Subsidiaries (including the Company) or any of their businesses or operations or otherwise in connection with this Agreement or the Stock Purchase, and if made, such representation or warranty must not be relied upon by Purchaser or any of its Affiliates or Representatives as having been authorized by Seller, any of its Subsidiaries (including the Company) or any of its or their respective Affiliates or Representatives (or any other Person).

(b) No Reliance. Purchaser, on behalf of itself and its Affiliates, acknowledges and agrees that, except for and without limiting the representations and warranties set forth in Article III, it is not acting (including, as applicable, by entering into this Agreement or consummating the Stock Purchase) in reliance on any representation or warranty, express or implied or the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information, on the part of Seller or the Company.

ARTICLE V

INTERIM OPERATIONS OF SELLER

5.1 Affirmative Obligations. Except (a) as expressly contemplated by this Agreement; (b) as set forth in Section 5.1 or Section 5.2 of the Seller Disclosure Letter; (c) as required by applicable Law; or (d) as approved by Purchaser (which approval will not be unreasonably withheld, conditioned or delayed), during the Pre-Closing Period, Seller will, and will cause the Company to use their respective reasonable best efforts to (i) subject to the restrictions and exceptions set forth in Section 5.2 or elsewhere in this Agreement, conduct its business and operations in the ordinary course of business; and (ii) (A) preserve intact the Company’s material assets, properties, Contracts and business organizations; (B) keep available the services of the Company’s current officers and key employees; and (C) preserve the current relationships with material customers, suppliers, distributors, lessors, licensors, licensees, creditors, contractors and other Persons with whom the Company has business relations. Without limiting the foregoing, during the Pre-Closing Period, Seller and the Company will (i) use their commercially reasonable efforts to ensure that all Insurance Policies and state licenses set forth in Schedule D in effect as of the date of this Agreement remain in effect and, with respect to such Insurance Policies and licenses as may expire during the Pre-Closing Period, to renew or replace such Insurance Policies or licenses, in each case on terms not materially less favorable as the Insurance Policies or licenses in effect as of the date of this Agreement; and (ii) use their commercially reasonable efforts to cooperate with Purchaser, at the Purchaser’s expense, as may be necessary to enable the Company to obtain its own similar policies or licenses and/or obtain the material benefits following the Closing from the Insurance Policies and/or licenses, whether such Insurance Policies or licenses are held in the name of Seller, the Company or otherwise.

5.2 Forbearance Covenants. Except (A) as set forth in Section 5.1 or Section 5.2 of the Seller Disclosure Letter; (B) as required by applicable Law; (C) as approved by Purchaser (which approval will not be unreasonably withheld, conditioned or delayed); or (D) as required by the terms of this Agreement or the Transaction Documents, during the Pre-Closing Period, neither Seller nor the Company will, nor will they permit any of their respective Subsidiaries, as applicable, to:

(a) amend or otherwise change the Charter, the Bylaws or any other similar organizational document of Seller or the Company;

(b) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization, conversion, division or other reorganization;

(c) issue, sell, or deliver, or agree or commit to issue, sell or deliver, any Company Securities (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise);

(d) issue, sell, or deliver, or agree or commit to issue, sell or deliver, any shares of capital stock of, or other equity or voting interest in, Seller (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) to any Service Providers or Acquired Employees, except (i) for the issuance, delivery or sale of shares of Seller Common Stock pursuant to Seller RSU Awards, Seller Options or Seller Warrants in accordance with their terms, (ii) in connection with agreements in effect on the date of this Agreement (including any offer letters or similar agreements entered into or extended as of the date of this Agreement), or (iii) pursuant to the operation of the Seller ESPP;

(e) directly or indirectly acquire, repurchase or redeem any securities of the Company;

(f) with respect to the Company only, acquire (by merger, consolidation or acquisition of stock or assets) any other Person;

(g) with respect to the Company only, acquire, or agree to acquire, fee ownership (or its jurisdictional equivalent) of any real property;

(h) amend, terminate or otherwise modify or extend any Lease or enter into any new lease, sublease or occupancy agreement for the Leased Real Property or any other real property;

(i) adjust, split, subdivide, combine or reclassify any shares of Company Capital Stock; declare, set aside, establish a record date for, authorize or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any Company Capital Stock or other Company Securities, or make any other actual, constructive or deemed distribution in respect of any shares of the Company Capital Stock or any Company Securities; pledge or encumber any shares of Company Capital Stock or Company Securities; or modify the terms of any shares of Company Capital Stock or Company Securities;

(j) with respect to the Company only, (i) incur or assume any Indebtedness or issue any debt securities, except for (A) short-term debt incurred to fund operations of the business in the ordinary course of business or (B) obligations incurred pursuant to business credit cards in the ordinary course of business (the foregoing clauses (A) and (B), collectively, “Permitted Indebtedness”); (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, except with respect to Permitted Indebtedness; (iii) make any loans, advances or capital contributions to, or investments in, any other Person, except for (A) extensions of credit to customers and (B) advances to directors, officers and other employees, in each case in the ordinary course of business; or (iv) mortgage, pledge or otherwise encumber any assets, tangible or intangible of the Company, or create any Lien thereon (other than Permitted Liens);

(k) except (i) as required pursuant to the terms (as in effect on the date hereof) of any Company Benefit Plan or Seller Benefit Plan in effect on the date of this Agreement and set forth on Section 3.21(a) of the Seller Disclosure Letter or (ii) as explicitly provided for in this Agreement, (A) establish, adopt, enter into, terminate or amend, or take any action to accelerate the vesting, funding or payment of any compensation or benefits under, any Company Benefit Plan or, with respect to any Acquired Employee, any Seller Benefit Plan (or any plan, program, policy, agreement or arrangement that would be a Company Benefit Plan or Seller Benefit Plan if in effect on the date hereof); (B) grant to any Acquired Employee any increase in compensation, bonus or fringe or other benefits (other than any salary increases and annual bonuses provided to employees in the ordinary course of business consistent with past practice); (C) grant to any Acquired Employee any new, or any increase in, change in control, retention, severance or termination pay; (D) terminate any Acquired Employee other than terminations for cause (determined consistent with past practice), or hire any individual who would be an Acquired Employee; (E) hire any employee or engage any independent contractor or consultant to work for or provide services to the Company; or (F) make or forgive any loan to any Acquired Employee (other than advancement of expenses in the ordinary course of business);

(l) settle, release, waive or compromise any pending or threatened material Legal Proceeding involving the Company or the transactions contemplated by this Agreement, except for the settlement of any Legal Proceedings (i) solely for monetary damages in an amount (1) that do not exceed $150,000 individually or $500,000 in the aggregate or (2) that does not exceed the amount reflected or reserved against in the Audited Seller Balance Sheet; or (ii) settled in compliance with Section 6.10;

(m) except as required by applicable Law or GAAP, (i) other than in the ordinary course of business, revalue in any material respect any of the Company’s properties or assets, including writing-off notes or accounts receivable; or (ii) make any change in any of the Company’s accounting principles or practices;

(n) (i) make or change any Tax election with respect to the Company; (ii) adopt or change of any Tax accounting method; (iii) settle or compromise any material Tax claim or assessment with respect to the Company; (iv) amend any Tax Return or file any Tax Return inconsistent with past practice; (v) initiate any material voluntary Tax disclosure or material Tax amnesty or similar filings with any Governmental Authority; (vi) enter into any agreement with any Governmental Authority (including a “closing agreement” under Section 7121 of the Code) with respect to any material Tax or material Tax Returns; (vii) surrender any right to claim a Tax refund (other than as a result of the passage of time); or (viii) consent to any extension or waiver of any limitation period with respect to any Tax claim or assessment with respect to the Company (other than as a result of any extension of time to file any Tax Returns or pay any Taxes that is automatically or routinely granted), in each case, solely to the extent such action would adversely impact Purchaser or the Company;

(o) with respect to the Company only, incur, authorize or commit to incur any material capital expenditures outside of the ordinary course of business other than (A) expenditures that do not exceed $150,000 individually or $500,000 in the aggregate or (B) pursuant to agreements in effect prior to the date of this Agreement;

(p) enter into, modify, amend or terminate any Material Contract, provided that, notwithstanding the foregoing, Seller and the Company may make modifications or enter into amendments to Material Contracts, which, in the reasonable judgment of Seller or the Company, as applicable, are not material to or are in the ordinary course of business;

(q) maintain insurance at less than current levels or otherwise in a manner inconsistent with past practice;

(r) engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of Seller or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404;

(s) effectuate a “plant closing,” “mass layoff” (each as defined in the WARN Act) or other employee layoff event affecting in whole or in part any site of employment, facility, operating unit where Acquired Employees are located or which affects any Acquired Employee; or

(t) enter into or agree or commit to enter into a Contract to take any of the actions prohibited by this Section 5.2.

5.3 No Solicitation of Acquisition Proposals.

(a) No Solicitation. Subject to Section 5.3(b), during the Pre-Closing Period, Seller and the Company will cease and cause to be terminated any discussions or negotiations with, and terminate any data room access (or other access to diligence) of, any Person and its Representatives relating to any Acquisition Transaction that would otherwise be prohibited by this Section 5.3(a). Unless Seller or the Company has already so requested in writing, promptly following the date of this Agreement, Seller or the Company will request in writing that each Person or Group (other than Purchaser and its Representatives) that has executed a confidentiality agreement within the twelve (12) months preceding the date of this Agreement in connection with its consideration of an Acquisition Transaction promptly return or destroy, in accordance with the terms of such confidentiality agreement, all information furnished to such Person by or on behalf of Seller or the Company or their Representatives prior to the date of this Agreement. Subject to this Section 5.3(a) and Section 5.3(b), during the Pre-Closing Period, Seller, the Company and their respective directors and executive officers, will not, and Seller and the Company will not instruct, authorize or knowingly permit any of their respective employees, consultants or other Representatives to, directly or indirectly, (i) solicit, initiate, propose or knowingly induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any Acquisition Inquiry or Acquisition Proposal; (ii) furnish to any Third Person any non-public information relating to Seller or the Company or afford to any Third Person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of Seller or the Company, in any such case in connection with any actual or potential Acquisition Inquiry or Acquisition Proposal or with the intent to induce the making, submission or announcement of, or to knowingly encourage, facilitate or assist, an Acquisition Inquiry or Acquisition Proposal; (iii) participate or engage in discussions or negotiations with any Third Person with respect to an Acquisition Inquiry or Acquisition Proposal (other than informing such Persons of the provisions contained in this Section 5.3); (iv) enter into any letter of intent, memorandum of understanding, merger agreement, stock purchase agreement, acquisition agreement or other Contract relating to an Acquisition Inquiry, Acquisition Proposal or Acquisition Transaction, other than, in each case, an Acceptable Confidentiality Agreement (any such letter of intent, memorandum of understanding, merger agreement, stock purchase agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, an “Alternative Acquisition Agreement”); or (v) authorize or commit to do any of the foregoing. During the Pre-Closing Period, Seller and the Company will not be permitted to waive any provision of any “standstill” or confidentiality agreement.

(b) Permitted Conduct Related to Certain Proposals. Notwithstanding anything to the contrary in this Section 5.3, from the date of this Agreement until Seller’s receipt of the Requisite Stockholder Approval, if Seller or the Company has received from a Third Person an Acquisition Proposal that did not result directly or indirectly from any material breach of Section 5.3(a) and with respect to which the Seller Board has determined in good faith (after consultation with its financial advisor and outside legal counsel) that (A) such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to lead to a Superior Proposal and (B) the failure to take the actions contemplated by this Section 5.3(b) could reasonably be expected to be inconsistent with its fiduciary duties, then Seller and the Company may, directly or indirectly through one or more of their Representatives (including the Seller Financial Advisor), (i) participate or engage in discussions or negotiations with such Third Person with respect to such Acquisition Proposal, and (ii) subject to an Acceptable Confidentiality Agreement, (1) furnish any non-public information relating to Seller or any of its Subsidiaries to the Third Person that has made such Acquisition Proposal and (2) afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of Seller or any of its Subsidiaries to the Third Person that has made such Acquisition Proposal. During the Pre-Closing Period, Seller will promptly make available to Purchaser and its Representatives any non-public information concerning Seller and its Subsidiaries (including the Company) that is made available to any such Third Person or its Representatives and that was not previously made available to Purchaser.

(c) No Seller Board Recommendation Change or Entry into an Alternative Acquisition Agreement. Except to the extent permitted by Section 5.3(d), at no time after the date of this Agreement may the Seller Board:

(i) (A) withhold, withdraw, or publicly propose to withhold or withdraw, the Seller Board Recommendation, (B) amend, qualify or modify, or publicly propose to amend, qualify or modify, the Seller Board Recommendation in a manner adverse to Purchaser; (C) adopt, approve or recommend an Acquisition Proposal; (D) fail to publicly reaffirm the Seller Board Recommendation within ten (10) Business Days of Purchaser so requesting in writing; (E) take or fail to take any action or make or fail to make any recommendation in connection with a tender or exchange offer, other than a recommendation against such offer or the issuance of a “stop, look and listen” communication by the Seller Board to the Seller Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication) (it being understood that the Seller Board may refrain from taking a position with respect to an Acquisition Proposal until 5:30 p.m., Pacific time, on the tenth (10th) Business Day after the commencement of a tender or exchange offer in connection with such Acquisition Proposal without such action being considered a violation of this Section 5.3); or (F) fail to include the Seller Board Recommendation in the Proxy Statement (any action or failure to take action described in clauses (A) through (F), a “Seller Board Recommendation Change”), it being understood that none of (1) the determination in and of itself by the Seller Board that an Acquisition Proposal constitutes, or is reasonably likely to lead to, a Superior Proposal, (2) the delivery, in and of itself, by Seller or the Company to Purchaser and its Representatives of any notice contemplated by Section 5.3(d), or (3) the public disclosure, in and of itself, of the items in clauses (1) and (2) if required by applicable Law will constitute a Seller Board Recommendation Change or violate this Section 5.3; or

(ii) cause or permit Seller or the Company to enter into an Alternative Acquisition Agreement.

(d) Permissible Seller Board Recommendation Change and Entry into Alternative Acquisition Agreement.

(i) Intervening Events. Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Requisite Stockholder Approval, other than directly or indirectly in connection with an Acquisition Proposal, the Seller Board may effect a Seller Board Recommendation Change in response to an Intervening Event if and only if:

(1) the Seller Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to take such action could reasonably be expected to be inconsistent with its fiduciary duties;

(2) Seller or the Company has provided prior written notice to Purchaser that the Seller Board has (A) made the determination in clause (1) above and (B) resolved to effect a Seller Board Recommendation Change pursuant to this Section 5.3(d)(i), which notice will describe the Intervening Event in reasonable detail; and

(3) prior to effecting such Seller Board Recommendation Change, Seller, the Company and their Representatives, until 5:00 p.m. Pacific time on the fifth (5th) Business Day following the date of delivery of such written notice, have (A) negotiated with Purchaser and its Representatives in good faith (to the extent that Purchaser requests to negotiate) to make such adjustments to the terms and conditions of this Agreement and the other Transaction Documents so that the Seller Board no longer determines in good faith that the failure to make a Seller Board Recommendation Change in response to such Intervening Event could reasonably be expected to be inconsistent with its fiduciary duties, and (B) permitted Purchaser and its Representatives to negotiate with Seller and its Representatives throughout such period and to make a presentation to the Seller Board regarding this Agreement and any adjustments with respect thereto (to the extent that Purchaser requests to make such a presentation); it being understood and agreed that, if, in light of any adjustments to the terms and conditions of this Agreement and the Transaction Documents proposed by Purchaser during such period, the Seller Board does not reaffirm its determination that the failure to make a Seller Board Recommendation Change in response to such Intervening Event could reasonably be expected to be inconsistent with its fiduciary duties, then the Seller Board shall not be permitted to proceed with such Seller Board Recommendation Change.

(ii) Superior Proposals. Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Requisite Stockholder Approval, if Seller or the Company has received a written Acquisition Proposal that the Seller Board has concluded in good faith (after consultation with its financial advisor and outside legal counsel) is a Superior Proposal, then the Seller Board may (A) effect a Seller Board Recommendation Change with respect to such Superior Proposal and/or (B) authorize Seller to terminate this Agreement pursuant to Section 8.1(h) to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, in each case if and only if:

(1) the Seller Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to take such actions could reasonably be expected to be inconsistent with its fiduciary duties;

(2) Seller and the Company have complied in all material respects with their obligations pursuant to this Section 5.3 with respect to such Acquisition Proposal;

(3) Seller or the Company has provided prior written notice to Purchaser that the Seller Board has (A) made the determination in clause (1) above, (B) received a written Acquisition Proposal that has not been withdrawn, (C) determined in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal constitutes a Superior Proposal, and (D) resolved to effect a Seller Board Recommendation Change pursuant to this Section (ii) and if applicable to terminate this Agreement pursuant to Section 8.1(h), which notice will describe the basis for such Seller Board Recommendation Change and (if applicable) termination, including the identity of the Third Person making such Acquisition Proposal, the terms of such Acquisition Proposal in reasonable detail (including all material terms) and copies of all relevant documents relating to such Acquisition Proposal; and

(4) prior to effecting such Seller Board Recommendation Change and (if applicable) termination, Seller, the Company and their Representatives, until 5:00 p.m. Pacific time on the fourth (4th) Business day following the date of delivery of such written notice, (A) have negotiated with Purchaser and its Representatives in good faith (to the extent that Purchaser requests to negotiate) to make such adjustments to the terms and conditions of this Agreement and the other Transaction Documents so that the Seller Board no longer determines in good faith that the failure to make a Seller Board Recommendation Change in response to such Acquisition Proposal could reasonably be expected to be inconsistent with its fiduciary duties, or that such Acquisition Proposal continues to constitute a Superior Proposal, and (B) have permitted Purchaser and its Representatives to negotiate with Seller and its Representatives throughout such period and to make a presentation to the Seller Board regarding this Agreement and any adjustments with respect thereto (to the extent that Purchaser requests to make such a presentation); it being understood and agreed that, if, in light of any adjustments to the terms and conditions of this Agreement and the Transaction Documents proposed by Purchaser during such period, the Seller Board does not reaffirm its determinations that (A) such Acquisition Proposal constitutes a Superior Proposal, and (B) the failure to make a Seller Board Recommendation Change in response to such Acquisition Proposal could reasonably be expected to be inconsistent with its fiduciary duties, then the Seller Board shall not be permitted to proceed with such Seller Board Recommendation Change or such termination of this Agreement. Without limiting the foregoing, (a) in the event of any material revision, amendment, update or supplement to such Acquisition Proposal with respect to which the Seller Board has made the foregoing determinations, Seller will be required to deliver a new written notice to Purchaser pursuant to clause (3) above and to comply again with the requirements of this clause (4) with respect to such revised, amended, updated or supplemented Acquisition Proposal, with the period described above lasting until 5:00 p.m. Pacific time on the second (2nd) Business Day following the date of delivery of such written notice, it being understood and agreed that, if, in light of any adjustments to the terms and conditions of this Agreement and the Transaction Documents proposed by Purchaser, the Seller Board cannot or does not reaffirm its determinations that (A) such Acquisition Proposal constitutes a Superior Proposal, and (B) the failure to make a Seller Board Recommendation Change in response to such revised, amended, updated or supplemented Acquisition Proposal could reasonably be expected to be inconsistent with its fiduciary duties, then the Seller Board shall not be permitted to proceed with such Seller Board Recommendation Change or such termination of this Agreement.

(e) Notice to Purchaser. During the Pre-Closing Period, Seller shall promptly (and, in any event, within twenty-four (24) hours from the receipt thereof) notify Purchaser in writing if an Acquisition Inquiry or Acquisition Proposal is, to the Knowledge of the Company (which, for this purpose, will be deemed to include each member of the Seller Board and will not be deemed to be only as of the date of this Agreement), received by, or any discussions or negotiations are sought to be initiated or continued with, Seller, the Company or any of their respective Representatives with respect to an Acquisition Inquiry or Acquisition Proposal. Such notice shall include (A) the identity of the Third Person making such Acquisition Inquiry or Acquisition Proposal, and (B) a summary of the material terms and conditions of such Acquisition Inquiry or Acquisition Proposal and, if in writing, a copy thereof. Thereafter, Seller or the Company shall keep Purchaser reasonably informed, on a prompt basis, of the status and terms of any such Acquisition Inquiry or Acquisition Proposal (including any amendments or supplements thereto) and the status of any such discussions or negotiations.

(f) Permitted Disclosures. Nothing in this Agreement will prohibit Seller or the Seller Board from (A) taking and disclosing to the Seller Stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or complying with Rule 14d-9 promulgated under the Exchange Act, including making a “stop, look and listen” communication by the Seller Board to the Seller Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication); (B) complying with Item 1012(a) of Regulation M-A promulgated under the Exchange Act; (C) informing any Person of the existence of the provisions contained in this Section 5.3; or (D) making any disclosure to the Seller Stockholders (including regarding the business, financial condition or results of operations of Seller and its Subsidiaries) that the Seller Board, after consultation with its outside legal counsel, has determined in good faith is required by applicable Law; provided, however, that in no event will Seller or the Seller Board effect a Seller Board Recommendation Change except in compliance with Section 5.3(d). It is understood and agreed that, for purposes of this Agreement, a factually accurate public statement by Seller, the Company, the board of directors of the Company or the Seller Board that (A) describes Seller’s or the Company’s receipt of an Acquisition Proposal; (B) identifies the Third Person making such Acquisition Proposal; (C) provides the material terms of such Acquisition Proposal; or (D) describes the operation of this Agreement with respect thereto will not, in any case, be deemed to be (1) a withholding, withdrawal, amendment, qualification or modification, or proposal by the Seller Board to withhold, withdraw, amend, qualify or modify, the Seller Board Recommendation; (2) an adoption, approval or recommendation with respect to such Acquisition Proposal; or (3) a Seller Board Recommendation Change.

(g) Breach by Representatives. Seller and the Company agree that (i) any action taken directly or indirectly by or on behalf of any of their respective directors or officers that if taken by or on behalf of Seller or the Company, would constitute a breach of this Section 5.3, then such action will be deemed to constitute a breach of this Section 5.3, and (ii) if Seller or the Company or any of their respective directors or officers or financial or legal advisors obtains Knowledge of any action taken directly or indirectly by or on behalf of any of their respective other Representatives, and not taken by or on behalf of Seller or the Company, that if taken by or on behalf of Seller or the Company, would constitute a breach of this Section 5.3, and neither Seller nor the Company promptly uses its reasonable best efforts to prohibit or terminate such action, then such action will be deemed to constitute a breach of this Section 5.3.

5.4 No Control of the Other Party’s Business. The Parties acknowledge and agree that the restrictions set forth in this Agreement are not intended to give Purchaser on the one hand, or Seller and the Company, on the other hand, directly or indirectly, the right to control or direct the business or operations of the other at any time prior to the Closing. Prior to the Closing, each of Purchaser, Seller and the Company will exercise, consistent with the terms, conditions and restrictions of this Agreement, complete control and supervision over their respective businesses and operations.

ARTICLE VI

ADDITIONAL COVENANTS

6.1 Efforts; Required Action and Forbearance.

(a) Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement, Purchaser on the one hand, and Seller and the Company, on the other hand, will use their respective reasonable best efforts to (A) take (or cause to be taken) all actions; (B) do (or cause to be done) all things; and (C) assist and cooperate with the other Parties in doing (or causing to be done) all things, in each case as are necessary, proper or advisable pursuant to applicable Law or otherwise to consummate and make effective, no later than the Termination Date, the Stock Purchase, including by using reasonable best efforts to:

(i) cause the conditions to the Stock Purchase set forth in Article VII to be satisfied as soon as practicable, and in any event no later than the Termination Date;

(ii) (1) seek to obtain all Consents, Orders and authorizations from Governmental Authorities; and (2) make all registrations, declarations and filings with Governmental Authorities, in each case that are necessary or advisable to consummate the Stock Purchase; and

(iii) (1) seek to obtain all consents, waivers and approvals and (2) deliver all notifications, in each case pursuant to any Material Contracts in connection with this Agreement and the consummation of the Stock Purchase so as to seek to maintain and preserve the benefits to the Company of such Material Contracts as of and following the consummation of the Stock Purchase.

(b) No Failure to Take Necessary Action. In addition to the foregoing, subject to the terms and conditions of this Agreement, neither Purchaser, on the one hand, nor the Company, on the other hand, will take any action (or fail to take any action) that is intended to or has (or would reasonably be expected to have) the effect of preventing, impairing, delaying or otherwise adversely affecting the (i) consummation of the Stock Purchase; or (ii) ability of such Party to fully perform its obligations pursuant to this Agreement. For the avoidance of doubt, no action by the Company taken in compliance with Section 5.3 will be considered a violation of this Section 6.1.

(c) No Consent Fee. Notwithstanding anything to the contrary set forth in this Section 6.1 or elsewhere in this Agreement, neither Seller nor any of its Subsidiaries will be required to agree to the payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments), or the provision of additional security (including, but not limited to, a guaranty or the posting of a bond), in connection with the Stock Purchase, including in connection with obtaining any Consent pursuant to any Material Contract.

6.2 Regulatory Filings.

(a) Cooperation. Seller and Purchaser will (and will cause each of their respective Affiliates, as applicable, to), subject to any restrictions under applicable Law, (i) promptly notify the other Parties of (and, if in writing, furnish them with copies of (or, in the case of oral communications, advise them of the contents of)) any material communication received by such Person from a Governmental Authority in connection with the Stock Purchase and permit the other Parties to review and discuss in advance (and to consider in good faith any comments made by the other Parties in relation to) any proposed draft notifications, formal notifications, filings, submissions or other written communications (and any analyses, memoranda, white papers, presentations, correspondence or other documents submitted therewith) made in connection with the Stock Purchase to a Governmental Authority; (ii) keep the other Parties reasonably informed with respect to the status of any such submissions and filings to any Governmental Authority in connection with the Stock Purchase and any developments, meetings or discussions with any Governmental Authority in respect thereof, including with respect to (A) the receipt of any non-action, action, clearance, consent, approval or waiver; (B) the expiration of any waiting period; (C) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under applicable Law; and (D) the nature and status of any objections raised or proposed or threatened to be raised by any Governmental Authority with respect to the Stock Purchase; and (iii) not independently participate in any meeting, hearing, proceeding or discussions with or before any Governmental Authority in respect of the Stock Purchase without giving the other Parties reasonable prior notice of such meeting, hearing, proceeding or discussion, and, unless prohibited by such Governmental Authority, the opportunity to attend or participate. However, each Party may designate any non-public information provided to any Governmental Authority as restricted to “outside counsel” only and any such information will not be shared with the Representatives of the other Parties without approval of the Party providing the non-public information. Each Party may redact any valuation and related information before sharing any information provided to any Governmental Authority with another Party on an “outside counsel” only basis.

(b) Necessary Actions. In furtherance and not in limitation of the terms of Section 6.1(a) and Section 6.2, if and to the extent necessary to obtain clearance of the Stock Purchase pursuant to any Regulatory Law applicable to the Stock Purchase, the Parties will use commercially reasonable efforts to avoid or eliminate legal impediments so as to enable the Closing to occur as expeditiously as possible; provided, however, that notwithstanding anything in this Agreement to the contrary, no Party nor any of its respective Affiliates will be required, either pursuant to this Section 6.2(c) or otherwise, to (and, without such Party’s prior written consent, Purchaser, Seller and the Company will not) (A) initiate or otherwise participate in any Legal Proceeding with any Governmental Authority, (B) commit to or effect, by consent decree, hold separate order or otherwise, the sale, lease, license, divestiture or disposition of any assets, rights, product lines or businesses of such Party or any of its respective Affiliates, (C) terminate any existing relationships, contractual rights or obligations of such Party or any of its respective Affiliates, (D) terminate any joint venture or other arrangement, (E) create any relationship, contractual rights or obligations of such Party or any of its respective Affiliates, (F) effectuate any other change or restructuring of such Party or any of its respective Affiliates, or (G) otherwise take or commit to take any actions, including agreeing to prior approval restrictions, with respect to the businesses, product lines or assets of such Party or any of its respective Affiliates, in each case that would be material to the Business or the benefits Purchaser would attain by the purchase thereof. Further, no Party is required to respond to a request for Additional Information and Documentary Materials under any Regulatory Law.

6.3 Proxy Statement and Other Required SEC Filings.

(a) Preparation. As promptly as reasonably practicable (and in any event within thirty (30) days or such later date as the Parties mutually agree in good faith, such agreement not to be unreasonably withheld, conditioned or delayed) after the date of this Agreement, Seller will prepare and file with the SEC a preliminary proxy statement to be sent to the Seller Stockholders in connection with the Seller Stockholder Meeting (the proxy statement, including any amendments or supplements thereto, the “Proxy Statement”). Other than to the extent mutually agreed by Purchaser and Seller (such agreement not to be unreasonably withheld, conditioned or delayed), the Proxy Statement will not solicit the vote or approval of the Seller Stockholders on any matter except for (i) the approval of the Stock Purchase and the other transactions contemplated by this Agreement and this Agreement, (ii) the approval of the Excluded Transactions that require approval of the Seller Stockholders under applicable Law, and (iii) the approval of any proposal to adjourn or postpone the Seller Stockholder Meeting to a later date if there are not sufficient votes to approve the Stock Purchase and the other transactions contemplated by this Agreement or approve this Agreement. Except in connection with any amendment to the Proxy Statement describing a Seller Board Recommendation Change, Purchaser and its legal counsel shall be given reasonable opportunity to review and comment on the Proxy Statement (including all amendments and supplements thereto and including any response to any comments (including oral comments) of the SEC or its staff with respect thereto) prior to the filing thereof with the SEC and Seller shall give reasonable consideration to any such comments made by Purchaser or its counsel. Seller shall promptly provide Purchaser and its legal counsel with a copy or a description of any comments (including oral comments) received by Seller or its legal counsel from the SEC or its staff with respect to the Proxy Statement. Subject to Section 5.3, Seller will use its reasonable best efforts to (i) include the Seller Board Recommendation and the fairness opinion of the Seller Financial Advisor referred to in Section 3.3(b) in the Proxy Statement; and (ii) use appropriate efforts to solicit proxies to obtain the Requisite Stockholder Approval. Promptly following the later of (A) confirmation by the SEC that it has no further comments and (B) expiration of the ten (10)-day waiting period contemplated by Rule 14a-6(a) promulgated under the Exchange Act, Seller will cause the Proxy Statement in definitive form to be mailed or otherwise disseminated to the Seller Stockholders. Seller shall promptly respond to any comments

(including oral comments) of the SEC or its staff with respect to the Proxy Statement and to the extent required by the applicable requirements of United States securities laws and the rules and regulations of the SEC promulgated thereunder, and each of Purchaser and Seller shall promptly correct any information provided by it for use in the Proxy Statement to the extent that such information shall be or shall have become false or misleading in any material respect and Seller shall take all steps necessary to cause the Proxy Statement, as supplemented or amended to correct such information, to be filed with the SEC and, to the extent required by the United States securities laws and the rules and regulations of the SEC promulgated thereunder, to be disseminated to the Seller Stockholders.

(b) Purchaser Cooperation. Purchaser shall promptly furnish or otherwise make available to Seller or Seller’s legal counsel all information concerning Purchaser or its Affiliates that may be required or reasonably requested in connection with the Proxy Statement or any action contemplated by Section 6.3(a).

(c) Other Required Seller Filings. If Seller determines that it is required to file any document, other than the Proxy Statement, with the SEC in connection with the Stock Purchase pursuant to applicable Law (such document, as amended or supplemented, an “Other Required Seller Filing”), then Seller will use its reasonable best efforts to promptly prepare and file such Other Required Seller Filing with the SEC. Seller will use its reasonable best efforts to cause any Other Required Seller Filing to comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC and Nasdaq. Except in connection with any amendment to the Proxy Statement describing a Seller Board Recommendation Change, Seller shall not file any Other Required Seller Filing with the SEC without first providing Purchaser and its counsel a reasonable opportunity to review and comment thereon, and Seller will give good faith consideration to all reasonable additions, deletions or changes suggested by Purchaser or its counsel.

(d) Other Required Purchaser Filings. If Purchaser determines that it is required to file any document with the SEC as a result of the Stock Purchase pursuant to applicable Law (an “Other Required Purchaser Filing”), then Purchaser will use its reasonable best efforts to promptly prepare and file such Other Required Purchaser Filing with the SEC. Purchaser will cause any Other Required Purchaser Filing to comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC. Purchaser shall not file any Other Required Purchaser Filing with the SEC without first providing Seller and its counsel a reasonable opportunity to review and comment thereon, and Purchaser will give good faith consideration to all reasonable additions, deletions or changes suggested by Seller or its counsel.

(e) SEC Correspondence. The Parties will notify each other as promptly as practicable of the receipt of any comments, whether written or oral, from the SEC and of any request by the SEC for amendments or supplements to any Other Required Seller Filing or any Other Required Purchaser Filing, or for additional information, and will supply each other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC, on the other hand, with respect to such filings. The Parties will use their respective reasonable best efforts to resolve all SEC comments, if any, with respect to the Proxy Statement, any Other Required Seller Filing and any Other Required Purchaser Filing as promptly as practicable after the receipt thereof.

(f) Accuracy; Supplied Information.

(i) By Seller. On the date of filing, neither the Proxy Statement nor any Other Required Seller Filing will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. Notwithstanding the foregoing, no covenant is made by Seller with respect to any information supplied by Purchaser or any of its Affiliates for inclusion or incorporation by reference in the Proxy Statement or any Other Required Seller Filing. The information supplied by Seller regarding Seller or the Company for inclusion or incorporation by reference in the Proxy Statement or any Other Required Purchaser Filings will not, at the time that such Proxy Statement or Other Required Purchaser Filing is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(ii) By Purchaser. On the date of filing, no Other Required Purchaser Filing will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. Notwithstanding the foregoing, no covenant is made by Purchaser with respect to any information supplied by Seller for inclusion or incorporation by reference in the Proxy Statement or any Other Required Purchaser Filing. The information supplied by Purchaser and its Affiliates for inclusion or incorporation by reference in the Proxy Statement or any Other Required Seller Filing will not, at the time that the Proxy Statement or such Other Required Seller Filing is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

6.4 Seller Stockholder Meeting.

(a) Call of Seller Stockholder Meeting. Seller will use its reasonable best efforts to take all action necessary in accordance with applicable Law, its certificate of incorporation and its bylaws to establish a record date for, duly call, give notice of, convene and hold a meeting of the Seller Stockholders (including any adjournment, postponement or other delay thereof, the “Seller Stockholder Meeting”) as promptly as reasonably practicable following the mailing or other dissemination of the Proxy Statement to the Seller Stockholders for the purpose of, among other things, (i) voting upon the approval of this Agreement and the Stock Purchase; (ii) in accordance with Regulation 14A under the Exchange Act, conducting a non-binding, advisory vote to approve certain compensation that may become payable to Seller’s named executive officers in connection with the consummation of the Stock Purchase; and (iii) to the extent elected to be voted on by the Seller Stockholders, voting upon the approval of any of the transactions listed on Schedule B. So long as this Agreement has not been terminated in accordance with Article VIII, Seller will submit this Agreement and the Stock Purchase for approval by the Seller Stockholders at the Seller Stockholder Meeting. Seller shall keep Purchaser and its Representatives reasonably apprised from time to time with respect to the proxy solicitation process and the status of votes by the Seller Stockholders with respect to the Stock Purchase and this Agreement, and shall respond to reasonable requests from Purchaser and its Representatives with respect to information relating to the Proxy Statement, the Seller Stockholder Meeting, the proxy solicitation process or any related matter as promptly as reasonably practicable.

(b) Adjournment of Seller Stockholder Meeting. Notwithstanding anything to the contrary in this Agreement, Seller will be permitted to postpone or adjourn the Seller Stockholder Meeting if (i) there are holders of insufficient shares of Seller’s capital stock present or represented by proxy at the Seller Stockholder Meeting to constitute a quorum at the Seller Stockholder Meeting; (ii) Seller is required to postpone or adjourn the Seller Stockholder Meeting by applicable Law, order or a request from the SEC; (iii) the Seller Board has determined in good faith (after consultation with outside legal counsel) that it is required by applicable Law to postpone or adjourn the Seller Stockholder Meeting, including in order to give the Seller Stockholders sufficient time to evaluate any information or disclosure that Seller has sent to the Seller Stockholders or otherwise made available to the Seller Stockholders. Without the prior written consent of Purchaser (such consent not to be unreasonably withheld, delayed or conditioned), the Seller Stockholder Meeting will not be postponed or adjourned (A) by more than ten (10) days at a time except as otherwise provided in Section 6.4(b); or (B) with respect to Section 6.4(b), by more than twenty (20) Business Days after the date on which the Seller Stockholder Meeting was (or was required to be) originally scheduled.

6.5 Anti-Takeover Laws. Neither Purchaser nor Seller will take any action that would cause any “takeover” Law to become applicable to this Agreement or the Stock Purchase, and each of Purchaser, Seller and the Seller Board will (a) take all actions within their power to ensure that no “anti-takeover” Law is or becomes applicable to the Stock Purchase; and (b) if any “anti-takeover” Law is or becomes applicable to the Stock Purchase, take all action within their power to ensure that the Stock Purchase may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Law on the Stock Purchase.

6.6 Access. During the Pre-Closing Period, Seller and the Company will, and will use reasonable best efforts to cause its Subsidiaries to, afford Purchaser and its Representatives reasonable access during normal business hours, upon reasonable advance notice, to the properties, books and records and personnel of the Company, including without limitation for purposes of due diligence and investigation for inventories, records of GMP / GLP / GCP, and clinical data and other material proprietary and personal necessary for the continuity of the Business, and to assist Purchaser in evaluating the Company’s governance and operational structure at the Closing in order to continue operating the Business following the Closing in substantially the same manner as it was operated prior to the Closing, except that Seller may restrict or otherwise prohibit access to any documents or information to the extent that (a) any applicable Law requires Seller to restrict or otherwise prohibit access to such documents or information; (b) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other privilege applicable to such documents or information; (c) access to a Contract to which Seller or any of its Subsidiaries is a party or otherwise bound would violate or cause a default pursuant to, or give any other Person the right terminate or accelerate the rights pursuant to, such Contract; (d) access would result in the disclosure of any Trade Secrets of any other Person; or (e) such documents or information are reasonably pertinent to any adverse Legal Proceeding between Seller and its Affiliates, on the one hand, and Purchaser and its Affiliates, on the other hand. Nothing in this Section 6.6 will be construed to require Seller, any of its Subsidiaries or any of their respective Representatives to prepare any reports, analyses, appraisals, opinions or other information. Any investigation conducted pursuant to the access contemplated by this Section 6.6 will be conducted in a manner that does not unreasonably interfere with the conduct of the business of Seller and its Subsidiaries or create a risk of damage or destruction to any property or assets of Seller or its Subsidiaries. Any access to the properties of Seller and its Subsidiaries will be subject to Seller’s reasonable security measures, health and safety measures, and insurance requirements and will not include the right to perform any “invasive” testing or soil, air or groundwater sampling, including any Phase II environmental investigations. Notwithstanding anything to the contrary in this Agreement, Seller may satisfy its obligations set forth in this Section 6.6 by electronic means if physical access is not reasonably feasible or would not be permitted under applicable Law as a result. The terms and conditions of the Confidentiality Agreement will apply to any information obtained by Purchaser or any of its Representatives in connection with any investigation conducted pursuant to the access contemplated by this Section 6.6. All requests for access pursuant to this Section 6.6 must be directed to Seller’s General Counsel or another person designated in writing by Seller.

6.7 Employee Matters.

(a) Access to Acquired Employees. During the Pre-Closing Period, Seller shall provide Purchaser with reasonable access to each of the Acquired Employees in cooperation with Seller upon reasonable prior notice and Purchaser shall be permitted, in its sole discretion, to make offers of employment to any such Acquired Employees in accordance with the terms of Section 6.7 that are conditioned upon the consummation of the Stock Purchase and are on terms substantially comparable in the aggregate to the terms of employment that are in effect as of the date of this Agreement. Other than with respect to each position where the applicable Acquired Employee has rejected an offer of employment from Purchaser, Purchaser shall not make offers of employment to any current employee, individual independent contractor, officer or member of the board of directors of Seller or any of its Affiliates other than the Acquired Employees. Notwithstanding anything herein to the contrary, neither Purchaser nor any of its Affiliates (including the Company) shall be obligated to cause the continuation of any employment relationship with any Acquired Employee for any specific period of time.

(b) Remaining Employees. Seller shall be solely responsible for terminating the employment of all employees that are not Acquired Employees (collectively, the “Remaining Employees”) or transferring the employment of all Remaining Employees to Seller prior to the Closing, and all liabilities associated with the termination or transfer of all Remaining Employees shall be borne exclusively by Seller.

(c) No Third Person Beneficiary Rights. Notwithstanding anything to the contrary set forth in this Agreement, neither this Section 6.7 nor any provisions of this Agreement relating to Company Benefit Plans or Seller Benefit Plans will be deemed to (i) guarantee employment for any period of time, or preclude the ability of Purchaser, the Company or any of their respective Affiliates to terminate any and all Acquired Employees that accept offers of employment with the Company, Purchaser or one or more of its Affiliates (each, a “Continuing Employee”) for any reason; (ii) subject to the limitations and requirements specifically set forth in this Section 6.7, require Purchaser, the Company or any of their respective Affiliates to maintain or continue any Company Benefit Plan, Seller Benefit Plan or Purchaser employee benefit plan, or prevent the amendment, modification, suspension or termination thereof after the Closing Date; (iii) create any third party beneficiary rights in any Person; or (iv) be treated as an amendment of, or undertaking to amend, any Company Benefit Plan, Seller Benefit Plan or Purchaser employee benefit plan.

6.8 Notification of Certain Matters. During the Pre-Closing Period, each Party will give prompt written notice to the other Parties upon becoming aware that any representation or warranty made by it in this Agreement has become untrue or inaccurate in any material respect, or of any failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement; provided, however, that unless a Party willfully fails to notify the other Parties of any such untruth, inaccuracy or failure, the failure to provide notice shall not constitute a breach of this Section 6.8 and shall constitute only a breach of the underlying representation, warranty, covenant or agreement, as the case may be. No such notification will affect or be deemed to modify any representation or warranty of either Party set forth in this Agreement or the conditions to the obligations of either Party to consummate the Stock Purchase or the remedies available to the Parties under this Agreement. The terms and conditions of the Confidentiality Agreement apply to any information provided to either Party pursuant to this Section 6.8.

6.9 Public Statements and Disclosure. The initial press release(s) concerning this Agreement and the Stock Purchase will be one or more press release(s) reasonably acceptable to Seller and Purchaser and will be issued promptly following the execution and delivery of this Agreement. Thereafter, Seller (unless the Seller Board has made a Seller Board Recommendation Change), on the one hand, and Purchaser, on the other hand, will use their respective reasonable best efforts to consult with one another before (a) participating in any media interviews; (b) engaging in any meetings or calls with analysts, institutional investors or other similar Persons; or (c) providing any statements that are public or are reasonably likely to become public, in each case to the extent relating to this Agreement or the Stock Purchase. Notwithstanding the foregoing, Seller and Purchaser will not be obligated to engage in such consultation with respect to communications that are (i) required by applicable Law; (ii) principally directed to employees, suppliers, customers, partners or vendors so long as such communications are consistent with previous press releases, public disclosures or public statements made jointly by the Parties (or individually if approved by the other Party); (iii) principally related to a Superior Proposal or Seller Board Recommendation Change; or (iv) with respect to any Legal Proceedings among the Parties or their respective Affiliates related to this Agreement or the Transaction Documents.

6.10 Transaction Litigation. During the Pre-Closing Period, Seller will provide Purchaser with prompt written notice of all Transaction Litigation against Seller or the Company (including by providing copies of all pleadings with respect thereto) and keep Purchaser reasonably informed with respect to the status thereof. Notwithstanding anything to the contrary in

Section 10.1, the notice contemplated by the prior sentence will only be delivered to counsel to Purchaser and may be delivered by email. Seller will (a) give Purchaser the opportunity to participate in the defense, settlement or prosecution of any such Transaction Litigation; (b) consult with Purchaser with respect to the defense, settlement and prosecution of any such Transaction Litigation; and (c) consider in good faith Purchaser’s advice with respect to any such Transaction Litigation. Seller may not compromise, settle or come to an arrangement regarding, or agree to compromise, settle or come to an arrangement regarding, any Transaction Litigation unless Purchaser has consented thereto in writing (which consent will not be unreasonably withheld, conditioned or delayed). For purposes of this Section 6.10, “participate” means that Purchaser will be kept apprised of proposed strategy and other significant decisions with respect to the Transaction Litigation by Seller (to the extent that the attorney-client privilege between Seller and its counsel is not undermined or otherwise affected), and Purchaser may offer comments or suggestions with respect to such Transaction Litigation but (without limiting any rights or remedies that Purchaser may otherwise have hereunder with respect to such Transaction Litigation) will not be afforded any decision-making power or other authority over such Transaction Litigation except for the settlement or compromise consent set forth above.

6.11 Certain Actions. During the Pre-Closing Period, unless Seller otherwise consents or as otherwise contemplated herein, Purchaser will not take or agree to take any action that would reasonably be expected to prevent the consummation of the Stock Purchase.

6.12 Director Resignations. At least five (5) Business Days in advance of the Closing, Seller shall deliver to Purchaser evidence reasonably satisfactory to Purchaser at the Closing of the resignation or removal of the directors of the Company, effective as of and contingent upon the Closing.

6.13 Wrong Pockets.

(a) If, on or after the Closing Date, Seller or any of its Affiliates receive, or become aware that Seller or any of its Affiliates own or possess, any assets, rights, properties, notices, monies or amounts that (1) as of either the date hereof or of the Closing Date, are used or held for use in the Business (and the treatment of which is not otherwise separately contemplated by the terms of this Agreement or the Transition Services Agreement), or (2) are otherwise properly due, deliverable or owing to Purchaser or the Company, then Seller shall, for no additional consideration, promptly sell, convey, transfer, assign and deliver, or cause to be sold, conveyed, transferred, assigned and delivered, such assets, rights, properties, notices, monies or amounts to Purchaser or its Affiliates as Purchaser may designate.

(b) If, on or after the Closing Date, Purchaser or any of its Affiliates receive, or become aware that Purchaser or any of its Affiliates (including the Company) own or possess, any assets, rights, properties, notices, monies or amounts that are properly due, deliverable or owing to Seller, Purchaser shall, for no additional consideration, promptly sell, convey, transfer, assign and deliver, or cause to be sold, conveyed, transferred, assigned and delivered, such assets, rights, properties, notices, monies or amounts to Seller or its Affiliates as Seller may designate.

(c) Purchaser and Seller shall cooperate with each other in connection with their obligations under this Section 6.13 and to facilitate the transition of collections as promptly as practicable after the Closing Date.

(d) Notwithstanding anything to the contrary contained in this Section 6.13, Purchaser and Seller acknowledge that any transfers made or to be made pursuant to this Section 6.13 are of legal title only. To the extent permitted by Law, Purchaser and Seller hereto agree to treat, and to cause their respective Affiliates to treat, for all Tax purposes, (x) any assets, rights, properties, notices, monies or amounts described in this Section 6.13 as having been transferred to its ultimate owner (or, if applicable, as having remained with its ultimate owner) in accordance with this Agreement as of the Closing and (y) any payments, goods and other benefits received by the transferor in respect of such funds, assets or property after Closing and prior to the transfer of legal title to its ultimate owner in accordance with this Agreement as having been received by such transferor as an agent or nominee for such ultimate owner.

6.14 Covenant Not to Sue for Infringement or Misappropriation. Seller shall not, and Seller shall cause its Affiliates not to, sue, bring claims or initiate other Legal Proceedings against the Company or Purchaser or any of their Affiliates and their respective representatives, sublicensees and customers based on any allegation of infringement or misappropriation of any Intellectual Property owned, controlled or licensed by (a) Seller or (b) Seller’s Affiliates as of the Closing Date, in each case existing as of the Closing Date as a result of the use or exploitation of the Company Intellectual Property or Specified Company Products by the Company, Purchaser or any of their Affiliates.

6.15 Insurance Coverage. Purchaser acknowledges and agrees that, from and after the Closing, the Company shall cease to be insured by, entitled to any benefits or coverage under or entitled to seek benefits or coverage from or under any of Seller’s and its Affiliates’ insurance policies and Purchaser will have to obtain replacement coverage. Seller shall retain all rights to control its and its Affiliates’ insurance policies and programs, including the right to exhaust, settle, release, commute, buy back, or otherwise resolve disputes with respect to any of its insurance policies and programs, regardless of whether any such policies or programs apply to any liability of the Company.

6.16 Pre-Closing Restructuring.

(a) Prior to the Closing, subject to paragraph (b) below, Seller shall use its reasonable best efforts to cause the transactions set forth on Schedule D to be consummated (the “Pre-Closing Restructuring”). Seller will provide Purchaser reasonable opportunity to review drafts of the agreements to be entered into in connection with the Pre-Closing Restructuring, and will consider in good faith any reasonable comments timely submitted by Purchaser with respect to such agreements.

(b) Notwithstanding anything to the contrary set forth in this Agreement, to the extent that any of the transactions contemplated by Schedule D requires any Consent from any third party, and notwithstanding the use by Seller and the Company of their reasonable best efforts to obtain such Consent (which efforts shall, for the avoidance of doubt, not require the payment of any material fees or expenses or the incurrence of any material liabilities of obligations), such Consent shall not have been obtained prior to the time the Closing would otherwise occur hereunder, then (i) the Closing may proceed without the completion of such transaction, (ii) at Purchaser’s request, the Parties shall put in place and effect a reasonable arrangement such that the Company would be placed in a substantially similar position as if such transaction had been consummated prior to the Closing, and (iii) from and after the Closing, Seller and the Company shall use their respective reasonable best efforts to promptly obtain any such third party Consent.

6.17 Clinical Trial Wind Down.

(a) PRECISION-1 Clinical Trial. As of the date of this Agreement, Seller and the Company have initiated the wind down of the PRECISION-1 Clinical Trial for the Specified Company Product, including, if applicable, establishing an Expanded Access Program, in accordance with applicable Laws (such wind-down activities, the “Wind-Down Activities”), and Seller shall be financially responsible for the full costs and expenses associated with the Wind-Down Activities until the earlier of (i) one (1) year from the Closing Date for the current Expanded Access Program, and (ii) upon completion of the Expanded Access Program in accordance with the current protocol (such costs and expenses, the “Wind-Down Costs”). To the extent the Company become responsible for or are required to participate in any Wind-Down Activities after the Closing in order for Seller to complete the Wind-Down Activities, the Company shall at Seller’s expense take such actions as Seller may reasonably direct from time to time (it being understood that the completion of the Wind-Down Activities shall be controlled at all times by Seller) and Seller shall promptly reimburse Purchaser and the Company for any reasonable and documented out of pocket Wind-Down Costs that either Purchaser or the Company may incur in connection therewith, but only if, prior to incurring such Wind-Down Costs, Seller has approved the incurrence of such Wind-Down Costs (such approval not to be unreasonably withheld, conditioned or delayed).

(b) Ongoing Clinical Programs. After the Closing Date, except for the Wind-Down Activities specified in Section 6.17(a), the Company will have the sole right to control all aspects of the Clinical Trials or Expanded Access Programs, as applicable, listed in Schedule E.

6.18 Tax Matters.

(a) Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, Purchaser and Seller shall each be responsible for and shall pay one-half of all applicable Transfer Taxes. The Party so required by applicable Law will file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, and each non-filing Party shall reimburse the filing Party for such non-filing Party’s share of such Transfer Taxes and, if required by applicable Law, shall join in the execution of any such Tax Returns and other documentation.

(b) No Adverse Actions. Except as otherwise required by applicable Law, neither Purchaser nor any of its Affiliates nor the Company nor any of their respective Subsidiaries shall make any Tax elections with respect to the Company, file any amended Tax Returns of the Company or take any other actions relating to Taxes or Tax Returns of the Company that could reasonably be expected to increase the liability of Seller for Taxes, whether pursuant to this Agreement or otherwise, without the prior written consent of Seller (not to be unreasonably withheld, conditioned or delayed).

(c) Cooperation. Each Party shall furnish or cause to be furnished such information and assistance relating to Taxes, including access to books and records, as is reasonably requested and reasonably necessary for any other Party’s Tax compliance or planning, provided, that notwithstanding the foregoing or any other provision herein to the contrary, in no event shall Purchaser or any of its Affiliates be entitled to review or otherwise have access to any Tax Return, or information related thereto, of Seller.

(d) Tax Returns.

(i) Seller shall prepare and file, or cause to be prepared and filed, when due all Seller Group Tax Returns.

(ii) Seller shall prepare and file, or cause to be prepared and filed, when due all Tax Returns required to be filed by the Company on or prior to the Closing Date, and all income Tax Returns of the Company for the income Tax periods ending on or prior to the Closing Date (“Pre-Closing Returns”) and shall pay all Taxes shown thereon. Seller shall deliver to Purchaser copies of all material Pre-Closing Returns (other than Seller Group Tax Returns) required to be filed by Seller no later than thirty (30) days prior to the due date (including extensions validly obtained) (or, for such Pre-Closing Returns required to be filed within thirty (30) days after the date hereof, at least five (5) days prior to filing) for Purchaser’s reasonable review and comment and shall incorporate Purchaser’s reasonable comments thereto.

(iii) Purchaser shall prepare and file, or cause to be prepared and filed, all Tax Returns of the Company other than Pre-Closing Returns, including with respect to any Straddle Periods. With respect to Tax Returns that are required to be prepared and filed by Purchaser after the Closing Date and which relate to Pre-Closing Tax Periods (including Straddle Periods) (“Purchaser Returns”), Purchaser shall deliver to Seller copies of such Purchaser Returns no later than thirty (30) days prior to the due date (including extensions validly obtained) or as soon as reasonably practicable if such Tax Returns cannot be delivered by such time for Seller’s reasonable review and comment, and shall incorporate Seller’s reasonable comments thereto. At least seven (7) days before the due date for any Purchaser Returns, Seller shall (i) in the case of any Tax Returns with respect to a taxable period ending on or prior to the Closing Date, pay over to Purchaser the amount of any Taxes shown as due on such Tax Returns and (ii) in the case of any Tax Returns with respect to Straddle Periods, pay over to Purchaser Seller’s allocable amount of any Taxes shown as due on such Tax Returns.

(e) Straddle Period Taxes. For purposes of this Agreement, in the case of a Straddle Period, any Taxes based on income, revenues, receipts or payroll shall be apportioned to that portion of the Straddle Period ending on the Closing Date based on the actual operations of the Company and treating the Closing Date as the last day of a taxable period (allocating exemptions, allowances, or deductions that are calculated on an annual or periodic basis between the Pre-Closing Tax Period and the portion of the Straddle Period after the Closing Date based on the number of days of the Straddle Period occurring in each such period), and all other Taxes shall be apportioned to that portion of the Straddle Period ending on the day immediately prior to the Closing Date by multiplying the Taxes payable for such Straddle Period by a fraction, the numerator of which is the number days in the Straddle Period ending on the Closing Date and the denominator of which is the total number of days in the Straddle Period.

(f) Protective Election. Notwithstanding anything herein to the contrary, Seller shall make a protective election under Treasury Regulations Section 1.1502-36(d)(6)(i)(A) for U.S. federal income tax purposes (and for purposes of any applicable state or local tax laws) to reduce the Tax basis in the stock of the Company in an amount sufficient to avoid any reduction in the aggregate of the Tax attributes, including but not limited to the Tax basis of the assets of the Company, pursuant to and to the extent permitted by Treasury Regulation Section 1.1502-36(d) (the “Section 1.1502-36 Election”). The Section 1.1502-36 Election shall be made in accordance with the rules and requirements set forth in Treasury Regulation Section 1.1502-36(e)(5). Seller shall provide to Purchaser reasonable supporting documentation verifying that the Section 1.1502-36 Election was properly and timely made and such other information reasonably requested by Purchaser, and Purchaser shall reasonably cooperate with Seller to make the Section 1.1502-36(e)(5) Election. None of Seller or any of its Affiliates shall take any action which could reasonably be expected to result in a revocation of the Section 1.1502-36 Election.

(g) Tax Controversies.

(i) Seller shall control, at Seller’s expense, all Tax audits, Tax disputes or administrative, judicial or other proceedings relating solely to Seller Group Tax Returns.

(ii) If any Party (or any Affiliate of any Party) receives notice of any Tax audits, Tax disputes or administrative, judicial or other proceedings with respect to Taxes of or with respect to the Company (each, a “Tax Controversy”), such Party shall provide written notice to the other Parties with reasonable promptness.

(iii) After the Closing Date, Seller shall, upon written notice to Purchaser, have the right to control, at Seller’s expense, any Tax Controversy that relates solely to taxable periods ending on or before the Closing Date; provided, however, that Purchaser shall have the right to participate in any such Tax Controversy, at Purchaser’s cost, and Seller shall not settle or otherwise enter into any agreement that represents a final determination of such Tax Controversy without the prior written consent of Purchaser, which shall not be unreasonably withheld, conditioned or delayed.

(iv) Purchaser shall have the right to control any Tax Controversy not described in Section 6.18(f)(i) or Section 6.18(f)(iii) (or that is described in Section 6.18(f)(iii), but which Seller does not elect to control), including with respect to Straddle Periods.

(v) This Section 6.18(f), and not Section 9.4, shall apply to the extent those two provisions are inconsistent or contradictory.

(h) Termination of Tax Sharing Agreements. All Tax sharing, Tax allocation and similar agreements and arrangements to which the Company is a party and pursuant to which the Company or Purchaser may have any obligations or responsibilities with respect to Taxes (other than any such agreements or arrangements entered into in the ordinary course of business the primary purposes of which is unrelated to Taxes), will be terminated prior to the Closing, and the Company will have no further obligations or responsibilities thereunder following the Closing.

(i) Refunds. Any Tax refunds that are received by the Company (or any Entity that is an Affiliate of the Company after the Closing Date) after the Closing that relate to a Pre-Closing Tax Period (including the portion of a Straddle Period that is a pre-Closing Tax period) of the Company, and the amount of any reductions in Taxes or credits for overpayment of Taxes in lieu of refunds of such Taxes, shall be for the benefit of Seller, except to the extent that such Tax refunds or credits (i) are included in the calculation of the Closing Net Working Capital or otherwise included in the Final Closing Adjustment Amount, (ii) are attributable to the carryback of a loss or other Tax attribute arising from a post-Closing Tax period (including the portion of a Straddle Period that is a post-Closing Tax periods), or (iii) arise from an adjustment that results in an increase in Taxes, or a reduction of Tax refunds or credits, in a post-Closing Tax period. Purchaser or the Company shall pay to Seller any such cash refund and credits for overpayment of Taxes in lieu of refunds of such Taxes (net of any Taxes thereon or reasonable third-party expenses incurred in connection therewith) promptly after receipt thereof. Notwithstanding anything in this Agreement to the contrary, in the event that any such refund or credit for overpayment of Taxes is subsequently determined by any Governmental Authority to be less than the amount paid by Purchaser to Seller, Seller shall promptly return any such disallowed amounts (plus any interest in respect of such disallowed refund or credit for overpayment of Taxes owed to a Governmental Authority) to Purchaser.

(j) Withholding. Notwithstanding any other provision in this Agreement, the Parties shall have the right to deduct and withhold any required Taxes from any payments to be made hereunder. To the extent that amounts are so withheld and paid to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been delivered and paid to Seller or any other recipient of payment in respect of which such deduction and withholding was made. Each Party shall use commercially reasonable efforts to provide written notice reasonably in advance of deducting and withholding any Taxes from any payments to be made hereunder, and to cooperate with the other Parties to mitigate any such deductions and withholdings, in each case other than with respect to any payments described in the following sentence. Notwithstanding anything to the contrary herein, any compensatory amounts subject to payroll reporting and withholding that are payable pursuant to or as contemplated by this Agreement shall be payable in accordance with the applicable payroll procedures of the Company.

6.19 Transition Services. Between the date hereof and the Closing Date, and thereafter following the Closing Date, Seller and Purchaser shall negotiate in good faith and use reasonable best efforts to enter into and execute an agreement providing for transition services (the “Transition Services Agreement”), on such other terms as may be mutually agreed by Seller and Purchaser. The Parties agree that the Transition Services Agreement shall provide that from and after the Closing, Seller shall make available to Purchaser for a period of not less than three (3) months but not more than six (6) months following the Closing Date, such services and resources (including the time of certain of its executive management and employees) that in each case Seller has access to and are within Seller’s control, as Purchaser may reasonably require in order to be able to conduct and operate the Business following the Closing in substantially the same or a similar manner as the manner in which it was operated prior to the Closing (other than with respect to Seller’s status as a publicly traded and listed company or for any legal services), including without limitation services for or relating to support in terms of existing clinical trials, ongoing restructure/transfer of manufacturing facility under appropriate terms and conditions and drug pricing compliance, and putting in place any arrangement described in Section 6.16(b) in the event that the Pre-Closing Restructuring shall not have been completed as set forth herein. (the “Transition Services”). To the extent the Transition Services Agreement is not executed prior to Closing, from and after the Closing for a period not to exceed six (6) months following the Closing Date, Seller shall use its commercially reasonable efforts to provide the Transition Services as reasonably determined by Seller, and provided that such Transition Services shall not be of such scope that they would materially interfere with the performance by employees of Seller of their ordinary responsibilities to Seller. The Transition Services will be provided by Seller at the expense of Purchaser (on an at cost basis) unless otherwise specified in the Transition Services Agreement. Seller agrees that it shall be obligated to provide the Transition Services pursuant to this Section 6.19 starting from the Closing until such time as the Parties enter into the Transition Services Agreement, and, following such time, shall provide such services pursuant to the terms of the Transition Services Agreement, subject to the terms hereof and thereof. Purchaser acknowledges and agrees that Seller is not in the business of providing services to Third Persons and that the Transition Services are intended only to be transitional in nature, and will be furnished by Seller for the time period set forth herein solely for the purpose of accommodating Purchaser in connection with the transactions contemplated by this Agreement. As such, Purchaser will (i) use reasonable best efforts to, prior to and in any event as promptly as practicable following the Closing Date, transition the Transition Services to its own internal organization or obtain alternate third-party sources to provide such services and reduce, limit and ultimately end its reliance on Transition Services as provided hereunder, and (ii) ensure that it has sufficient resources available to it at the end of the provision of any such Transition Services to perform the Transition Services (or have the Transition Services performed) without the involvement of Seller, its Affiliates or any of its or their employees or agents.

6.20 Non-Competition and Non-Solicitation.

(a) Seller understands and agrees that Purchaser and the Company have legitimate interests in protecting the goodwill of the Company and the Business, the relationships of the Company, Purchaser and their Affiliates with customers, distributors, resellers, suppliers, contractors and subcontractors, employees and other business partners of the Company, Purchaser and their Affiliates, and in maintaining the confidentiality of the Trade Secrets and other confidential information of the Company and the Business, and hereby agrees that the restrictions and covenants set forth in this Section 6.20 are appropriate to protect such interests and are narrowly construed to meet such goals without unduly causing Seller or any other member of the Seller Group any hardship. Seller further agrees that the limitations of time, geography, and scope of activity agreed to in this Section 6.20 are reasonable and necessary to protect the legitimate business interests of the Company, Purchaser and their Affiliates because, among other things: (i) the Company, Purchaser and their Affiliates are and will be engaged in a highly competitive industry; (ii) Seller and the other members of the Seller Group have had unique access to the confidential information of the Company and the Business including the plans and strategy (and, in particular, the competitive strategy) of the Company and the Business; (iii) Seller believes that the restrictions and covenants set forth in this Section 6.20 provide no more protection than is reasonably necessary to protect the legitimate interests of the Company, Purchaser and their Affiliates in the goodwill and confidential information of the Company and the Business; and (iv) Seller has no current intention of engaging (or permitting any other member of the Seller Group to engage) in the Business or any business or activity competitive with the Business conducted by the Company within the area and the time limits set forth in this Section 6.20.

(b) Without limiting any of the provisions of the Restrictive Covenant Agreements, Seller hereby agrees on its own behalf and on behalf of its Subsidiaries that during the period beginning on the Closing Date and ending on the fourth (4th) anniversary thereof (the “Restricted Period”), it will not, and will not permit any of its Subsidiaries to, directly or indirectly, anywhere in the Restricted Territory, research, develop, manufacture, commercialize or otherwise exploit another therapeutic product intended for the treatment of perivascular epithelioid cell tumor (PEComa); provided, however, that nothing in this Section 6.20(b) shall prohibit the members of the Seller Group from (i) collectively being a passive owner of less than 2% of the outstanding capital stock of a corporation of any class that is publicly traded, so long as no member of the Seller Group and no Representative of any member of the Seller Group has any direct or indirect management participation in or other direct or indirect control or influence with respect to the business of such corporation, or (ii) engaging in any of the activities set forth on Schedule B or any business related thereto.

(c) Seller hereby agrees on its own behalf and on behalf of its Subsidiaries that during the Restricted Period, it will not, and will not permit its Subsidiaries to, directly or indirectly, anywhere in the Restricted Territory, whether as a principal, agent, consultant, advisor, independent contractor, general partner, shareholder, member, proprietor, investor, joint venturer, lender or guarantor of any other Entity, or in any other capacity, contact, approach, or solicit, in each case, any Continuing Employee to terminate his or her employment with Purchaser or to commence an employment or consulting relationship with Seller or any other member of the Seller Group or any other Person; provided, however, that the foregoing shall not prohibit (i) the solicitation of any Person pursuant to a general solicitation not specifically directed at such Person or the Continuing Employees generally, or Continued Employee-initiated inquiries or applications submitted to Seller Group or is hired more them 6 months after terminating employment with the Purchaser.

(d) Seller acknowledges and agrees that in the event of a breach by it or any of its Subsidiaries of any of the provisions of this Section 6.20, monetary damages may be inadequate and Purchaser and the Company may have no adequate remedy at law. Accordingly, in the event of any such breach, Purchaser, the Company and their successors or assigns may, in addition to any other rights and remedies existing in their favor, enforce their rights and the applicable obligations of Seller hereunder by a Legal Proceeding for specific performance, injunctive and/or other relief, without any requirement of posting a bond or other security.

(e) If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 6.20 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability will have the power to reduce the scope, duration or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement will be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

6.21 Use of Name. Seller shall, within thirty (30) days after the Closing Date, (a) take all actions necessary to cease all use of the name “Aadi” or “Aadi Bioscience” and variations thereof, and (b) use reasonable best efforts to deliver to the Company all unused printed materials bearing any such name in the possession of Seller or its Affiliates, and will deliver to Purchaser reasonable evidence of its compliance with the foregoing, including a copy of any amendment to its organizational documents confirming the foregoing.

ARTICLE VII

CONDITIONS TO THE STOCK PURCHASE

7.1 Conditions to Each Party’s Obligations to Effect the Stock Purchase. The respective obligations of Purchaser and Seller to consummate the Stock Purchase are subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a) Requisite Stockholder Approval. Seller’s receipt of the Requisite Stockholder Approval at the Seller Stockholder Meeting;

(b) Regulatory Approval. All consents and approvals (if any) required under any Regulatory Laws applicable to the Stock Purchase shall have been obtained; and

(c) No Prohibitive Injunctions or Laws. No (i) temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court of competent jurisdiction will be in effect, (ii) legal or regulatory restraint or prohibition by any Governmental Authority of competent jurisdiction will be in effect, and (iii) Law will have been enacted, entered, enforced or applied to the Stock Purchase, that, in the case of each of the foregoing clauses (i), (ii) or (iii), prevents or materially impairs the consummation of the Stock Purchase.

7.2 Conditions to the Obligations of Purchaser. The obligations of Purchaser to consummate the Stock Purchase will be subject to the satisfaction or waiver (where permissible pursuant to applicable Law) at or prior to the Closing of each of the following conditions, any of which may be waived exclusively by Purchaser:

(a) Representations and Warranties.

(i) each of the Seller Standard Representations (A) was true and correct (without giving effect to any materiality, Seller Material Adverse Effect or Company Material Adverse Effect qualifications set forth therein) as of the date of this Agreement and (B) will be true and correct (without giving effect to any materiality, Seller Material Adverse Effect or Company Material Adverse Effect qualifications set forth therein) as of the date of this Agreement and at and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such Seller Standard Representation expressly speaks as of an earlier date, in which case such Seller Standard Representation shall have been true and correct (without giving effect to any materiality, Seller Material Adverse Effect or Company Material Adverse Effect qualifications set forth therein) as of such earlier date), except for such failures to be true and correct that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect or a Company Material Adverse Effect;

(ii) each of the Seller Fundamental Representations (A) was true and correct in all material respects (without giving effect to any materiality, Seller Material Adverse Effect or Company Material Adverse Effect qualifications set forth therein) as of the date of this Agreement and (B) will be true and correct in all material respects (without giving effect to any materiality, Seller Material Adverse Effect or Company Material Adverse Effect qualifications set forth therein) as of the date of this Agreement and at and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such Seller Fundamental Representation expressly speaks as of an earlier date, in which case such Seller Fundamental Representation shall have been true and correct in all material respects (without giving effect to any materiality, Seller Material Adverse Effect or Company Material Adverse Effect qualifications set forth therein) as of such earlier date); and

(iii) the representations and warranties set forth in Section 3.12(a) (Absence of Certain Changes) will be true and correct in all respects as of the Closing Date as if made on and as of the Closing Date;

(b) Seller and the Company will have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by them on or prior to the Closing Date;

(c) no Company Material Adverse Effect and no Seller Material Adverse Effect will have occurred since the date of this Agreement that is continuing;

(d) Purchaser shall have received a certificate executed on behalf of Seller by Seller’s Chief Executive Officer or Chief Financial Officer confirming that the conditions set forth in Section 7.2(a), Section 7.2(b), and Section 7.2(c) have been satisfied; and

(e) the Pre-Closing Restructuring shall have been completed (including all required Consents from third parties having been obtained), other than to the extent failure to be so completed would not have a material adverse effect on Purchaser and/or the Company’s ability to operate the Business, after taking into account the arrangements contemplated by (and subject to Purchaser’s compliance with) this Agreement, including Section 6.16(b), Section 6.19 and the Transition Services Agreement.

7.3 Conditions to Seller’s Obligations to Effect the Stock Purchase. The obligations of Seller to consummate the Stock Purchase are subject to the satisfaction or waiver (where permissible pursuant to applicable Law) at or prior to the Closing of each of the following conditions, any of which may be waived exclusively by Seller:

(a) Representations and Warranties. The representations and warranties of Purchaser set forth in this Agreement will be true and correct (without giving effect to any materiality or Purchaser Material Adverse Effect qualifications set forth therein) as of the Closing Date as if made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except for such failures (considered collectively) to be true and correct that would not have a Purchaser Material Adverse Effect;

(b) Performance of Obligations of Purchaser. Purchaser will have performed and complied in all material respects with all covenants and obligations in this Agreement required to be performed and complied with by Purchaser at or prior to the Closing; and

(c) Officer’s Certificate. Seller will have received a certificate of Purchaser, validly executed for and on behalf of Purchaser and in its name by a duly authorized officer thereof, certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

7.4 Frustration of Closing Conditions. None of the Parties may rely, either as a basis for not consummating the Stock Purchase or for terminating this Agreement and abandoning the Stock Purchase, on the failure of a condition set forth in Article II or this Article VII to be satisfied if such failure was caused primarily by such Party’s failure (or in the case of Seller, the failure of the Company) to act in good faith or to use the requisite efforts to cause the Closing to occur as required by this Agreement.

ARTICLE VIII

TERMINATION

8.1 Termination. This Agreement may be terminated, and the transactions contemplated by this Agreement may be abandoned, at any time prior to the Closing, only as follows (it being understood and agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a) by mutual written agreement of Purchaser and Seller;

(b) by either Purchaser or Seller if any (i) permanent injunction or other final judgment or order (that is not then under appeal) issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Stock Purchase is in effect, or any action has been taken by any Governmental Authority of competent jurisdiction, that, in each case, prevents or materially impairs the consummation of the Stock Purchase and has become final and non-appealable; or (ii) Law is enacted, entered, enforced or applied to the Stock Purchase that prevents or materially impairs the consummation of the Stock Purchase, except, that the right to terminate this Agreement pursuant to this Section 8.1(b) will not be available to any Party that has failed to use its reasonable best efforts to resist, appeal, obtain consent pursuant to, resolve or lift, as applicable, such injunction, judgment, order, restraint, prohibition, action or Law;

(c) by either Purchaser or Seller if the Closing shall not have occurred by 11:59 p.m. on June 30, 2025 (such time and date, as it may be extended pursuant to this Section 8.1(c) or Section 10.9(b)(iii), the “Termination Date”); provided, that, in the case of this Section 8.1(c), (i) if on the Termination Date the conditions described in Section 7.1(b) or Section 7.1(c) have not been satisfied or validly waived, but all other conditions to the Stock Purchase set forth in Article VII have been satisfied or validly waived, then the Termination Date shall automatically, without any further action required by any Party, be extended until September 30, 2025 (and all references to the Termination Date herein shall be as so extended); and (ii) it being understood that the right to terminate this Agreement pursuant to this Section 8.1(c) will not be available to (A) Seller if Purchaser has the valid right to terminate this Agreement pursuant to Section 8.1(e), (B) Purchaser if Seller has the valid right to terminate this Agreement pursuant to Section 8.1(g), or (C) any Party whose action or failure to act (which action or failure to act constitutes a breach by such Party of this Agreement), which in the case of Seller shall include any action or failure to act on the part of the Company, has been the primary cause of, or primarily resulted in the failure of the Closing to have occurred prior to the Termination Date (including by resulting in a failure of any condition to the Stock Purchase set forth in Article VII);

(d) by either Purchaser or Seller, if Seller fails to obtain the Requisite Stockholder Approval at the Seller Stockholder Meeting at which a vote is taken on the approval of this Agreement and the Stock Purchase; provided that the right to terminate this Agreement pursuant to this Section 8.1(d) will not be available to any Party whose action or failure to act (which action or failure to act constitutes a breach by such Party of this Agreement) has been the primary cause of, or primarily resulted in, the failure to obtain the Requisite Stockholder Approval at the Seller Stockholder Meeting;

(e) by Purchaser if Seller has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in the failure of a condition set forth in Section 7.1 or Section 7.2, except that if such breach or failure to perform is capable of being cured by the Termination Date, Purchaser will not be entitled to terminate this Agreement pursuant to this Section 8.1(e) prior to the delivery by Purchaser to Seller of written notice of such breach or failure to perform, delivered at least twenty (20) days prior to such termination, stating Purchaser’s intention to terminate this Agreement pursuant to this Section 8.1(e) and the basis for such termination, it being understood that Purchaser will not be entitled to terminate this Agreement if (i) such breach or failure to perform has been cured prior to termination or (ii) Purchaser is not then in breach in any material respect of any of its representations, warranties, covenants or other agreements contained in this Agreement;

(f) by Purchaser, prior to the receipt of the Requisite Stockholder Approval, if the Seller Board has effected a Seller Board Recommendation Change;

(g) by Seller if Purchaser has breached or failed to perform in any material respect any of its respective representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.1 or Section 7.3, except that if such breach or failure to perform is capable of being cured by the Termination Date, Seller will not be entitled to terminate this Agreement pursuant to this Section 8.1(g) prior to the delivery by Seller to Purchaser of written notice of such breach or failure to perform, delivered at least twenty (20) days prior to such termination, stating Seller’s intention to terminate this Agreement pursuant to this Section 8.1(g) and the basis for such termination, it being understood that Seller will not be entitled to terminate this Agreement if (i) such breach or failure to perform has been cured prior to termination or (ii) Seller is then in breach in any material respect of any of its representations, warranties, covenants or other agreements contained in this Agreement; or

(h) by Seller, at any time prior to the receipt of the Requisite Stockholder Approval, if: (i) Seller has received a Superior Proposal; (ii) the Seller Board has authorized Seller to enter into an Alternative Acquisition Agreement to consummate the Acquisition Transaction contemplated by such Superior Proposal; (iii) Seller has complied in all material respects with Section 5.3(d)(ii) of this Agreement with respect to such Superior Proposal; and (iv) Seller pays, or causes to be paid, to Purchaser the Seller Termination Fee in accordance with Section 8.3(b)(iii).

8.2 Manner and Notice of Termination; Effect of Termination.

(a) Manner of Termination. The Party terminating this Agreement pursuant to Section 8.1 (other than pursuant to Section 8.1(a)) must deliver prompt written notice thereof to the other Parties setting forth in reasonable detail the provision of Section 8.1 pursuant to which this Agreement is being terminated and the facts and circumstances forming the basis for such termination.

(b) Effect of Termination. Any valid termination of this Agreement pursuant to Section 8.1 will be effective immediately upon the mutual written agreement of Purchaser and Seller or the delivery of written notice of termination by the terminating Party to the other Parties. Following the termination of this Agreement pursuant to Section 8.1, this Agreement will be of no further force or effect without liability of any Party or its Representatives to the other Parties, as applicable, except, and subject in all respects to this Section 8.2, that Section 6.9, this Section 8.1(h), Section 8.3 and Article X will each survive the termination of this Agreement, in each case in accordance with their respective terms. Notwithstanding the previous sentence, but subject to Section 8.3, nothing in this Agreement will relieve any Party from any liability for any material and willful breach of this Agreement prior to the termination of this Agreement (which liability the Parties acknowledge and agree (i) will not be limited to reimbursement of expenses or out-of-pocket costs; and (ii) in the case of any damages sought by the non-breaching Party, will include the benefit of the bargain lost by the non-breaching Party, taking into consideration relevant matters, including opportunity costs and the time value of money). No termination of this Agreement will affect the rights or obligations of any Party pursuant to the Confidentiality Agreement, which will survive the termination of this Agreement in accordance with its terms.

8.3 Fees and Expenses.

(a) General. Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the Stock Purchase will be paid by the Party incurring such fees and expenses whether or not the Stock Purchase is consummated.

(b) Seller Payments.

(i) Future Transactions. If (A) this Agreement is terminated pursuant to Section 8.1(c) or Section 8.1(d); (B) at the time of such termination, the conditions set forth in Section 7.1(c) have been satisfied; (C) following the execution and delivery of this Agreement and prior to the termination of this Agreement pursuant to Section 8.1(c) or Section 8.1(d), as applicable, an Acquisition Proposal has been publicly announced or publicly disclosed and not withdrawn or otherwise abandoned at least five (5) Business Days prior to termination of this Agreement; and (D) within one (1) year of the termination of this Agreement pursuant to Section 8.1(c) or Section 8.1(d), as applicable, either an Acquisition Transaction is consummated or Seller or the Company enters into a definitive agreement providing for the consummation of an Acquisition Transaction and such Acquisition Transaction is subsequently consummated, then Seller will, concurrently with the consummation of such Acquisition Transaction, pay or cause to be paid to Purchaser or its designee an amount equal to the Seller Termination Fee by wire transfer of immediately available funds to the account designated in writing by Purchaser. For purposes of this Section 8.3(b)(i), all references to “fifteen percent (15%)” in the definition of “Acquisition Transaction” will be deemed to be references to “fifty percent (50%).”

(ii) Seller Board Recommendation Change. If this Agreement is terminated pursuant to Section 8.1(f), and such termination occurs within fifteen (15) Business Days after the Seller Board has effected a Seller Board Recommendation Change, then Seller shall, within two (2) Business Days following such termination, pay or cause to be paid to Purchaser or its designee the Seller Termination Fee by wire transfer of immediately available funds to the account designated in writing by Purchaser.

(iii) Superior Proposal Termination. If this Agreement is terminated pursuant to Section 8.1(h), then Seller shall, prior to or concurrently with such termination, pay or cause to be paid to Purchaser or its designee the Seller Termination Fee by wire transfer of immediately available funds to the account designated in writing by Purchaser.

(iv) Failure to Obtain Requisite Stockholder Approval. If (A) this Agreement is terminated pursuant to Section 8.1(d), and (B) prior to such termination, at the Seller Stockholder Meeting at which a vote is taken on the approval of this Agreement, the Stock Purchase and the Excluded Transactions, the Seller Stockholders shall have failed to approve the Excluded Transactions submitted to the Seller Stockholders for approval, then (x) in the case of any such termination by Seller, Seller shall, prior to or concurrently with such termination, pay or cause to be paid to Purchaser or its designee the Seller Termination Fee by wire transfer of immediately available funds to the account designated in writing by Purchaser, and (y) in the case of any such termination by Purchaser, Seller shall, within two (2) Business Days following such termination, pay or cause to be paid to Purchaser or its designee the Seller Termination Fee by wire transfer of immediately available funds to the account designated in writing by Purchaser.

(c) Single Payment Only; Liquidated Damages. The Parties acknowledge and agree that in no event will Seller be required to pay the Seller Termination Fee on more than one occasion, whether or not the Seller Termination Fee may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events. The Parties acknowledge and agree that (i) the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement; (ii) the damages resulting from the termination of this Agreement under circumstances where the Seller Termination Fee is payable are uncertain and incapable of accurate calculation; and (iii) without these agreements, the Parties would not enter into this Agreement. Therefore, the Seller Termination Fee if, as and when required to be paid pursuant to this Section 8.3 will not constitute a penalty but rather liquidated damages in a reasonable amount that will compensate the Party receiving such amount in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Stock Purchase. Accordingly, if Seller fails to pay in a timely manner the Seller Termination Fee then Seller shall pay to Purchaser interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made plus two percent (2%) per annum.

(d) Sole and Exclusive Remedy. If this Agreement is terminated pursuant to Section 8.1 under a circumstance where the Seller Termination Fee is payable to Purchaser pursuant to Section 8.3(b), Purchaser’s receipt of the Seller Termination Fee will be the sole and exclusive remedies of Purchaser and its Representatives against Seller, the Company and their respective Representatives in respect of this Agreement, the Transaction Documents, the transactions contemplated by this Agreement or the Transaction Documents, the termination of this Agreement, or the failure to consummate the Stock Purchase. Upon payment of the Seller Termination Fee by Seller under such circumstances, none of Seller, the Company nor any of their respective Representatives will have any further liability or obligation to Purchaser, any of its Representatives or any other Person relating to or arising out of this Agreement, the Transaction Documents, the transactions contemplated by this Agreement or the Transaction Documents, or for any matters forming the basis of such termination. Notwithstanding anything in this Section 8.3(d) to the contrary, nothing herein shall limit the liability of any Party for, or the remedies available to any Party in respect of, any intentional or willful breach of this Agreement.

ARTICLE IX

INDEMNIFICATION

9.1 Survival.

Except as otherwise provided below, all representations, warranties, covenants and other agreements contained in this Agreement or any of the other Transaction Documents, or any Schedule, Exhibit or certificate delivered in connection with this Agreement or any of the other Transaction Documents, shall survive the Closing as follows:

(a) all Seller Fundamental Representations of Seller shall survive the Closing for 30 days following expiration of the applicable statute of limitations;

(b) all Seller Standard Representations and all representations and warranties of Purchaser shall survive the Closing until the date that is 12 months following the Closing; and

(c) all covenants and other agreements of the Parties contained herein shall be performed for the duration of or during the period specified therein and shall survive (for purposes of indemnification hereunder) for the period of the applicable statute of limitations with respect thereto.

No Indemnified Party shall have the right to recover any amounts pursuant to Section 9.2(a) unless on or before the last day of any relevant survival period specified in this Section 9.1 (the applicable “Survival Date”), any Indemnified Party notifies Seller of a claim specifying the factual basis of that claim in reasonable detail (to the extent then known by such Indemnified Party); provided, however, that if, at any time prior to the applicable expiration date set forth in any of clauses (a) through (c) above, any Indemnified Party delivers a Claim Notice to Seller alleging the failure of any of the representations and warranties to be true and correct (or a breach of any covenant or other agreement) and asserting a claim for recovery under Section 9.2(a) or Section 7.3(a) (as applicable) based on such alleged failure to be true and correct or based on such alleged breach, then the claim asserted in such Claim Notice shall survive such applicable Survival Date until such time as such claim is fully and finally resolved in accordance with this Article IX.

9.2 Indemnification by Seller.

(a) Subject to the terms and conditions of this Article IX, Seller shall and hereby agrees to indemnify, defend, save and hold harmless from and against, and pay on behalf of and reimburse as and when incurred, Purchaser and its Subsidiaries (including the Company following the Closing), and their respective Related Persons, employees, agents, Representatives, successors and assigns (collectively, the “Indemnified Parties”) for, from and against any and all Losses directly or indirectly resulting from, arising out of, suffered, or incurred by any Indemnified Parties (regardless of whether or not such Losses relate to any Third-Party Claim) relating to:

(i) the failure of any Seller Standard Representation, or any representation in any certificate delivered by Seller pursuant to this Agreement, to be true and correct in all respects, whether as of the date of this Agreement or as of the Closing Date (as if made as of the Closing Date);

(ii) the failure of any Seller Fundamental Representation to be true and correct in all respects, whether as of the date of this Agreement or as of the Closing Date (as if made as of the Closing Date);

(iii) Seller’s breach of or failure to comply with any covenant or other agreement by Seller contained in this Agreement;

(iv) the Company’s breach of or failure to comply with any covenant or other agreement by the Company contained in this Agreement, to the extent such covenant or agreement was required to be performed prior to or at the Closing;

(v) all amounts that should have been (in accordance with this Agreement) but were not included in the Closing Company Transaction Expense Amount as finally calculated pursuant to Section 2.4 (provided that no indemnity shall be available hereunder in respect of any amounts arising from any facts or circumstances that were reasonably capable of having been calculated pursuant to Section 2.4);

(vi) all fees, costs, expenses and other amounts incurred or otherwise borne by the Company directly or indirectly to consummate the Pre-Closing Restructuring (other than any costs agreed to be borne by the Purchaser or the Company following the Closing pursuant to Section 6.16(b));

(vii) that certain Final Award from the ICC International Court of Arbitration (Case No. 27107/AB/XZG) dated September 26, 2024 between EOC Pharma (Hong Kong) Limited and Seller (including all Losses incurred arising in connection with the facts and circumstances underlying, or in consequence of, such Final Award and any litigation contemplated thereunder);

(viii) those matters set forth on Schedule 9.2(a)(viii); and

(ix) all Indemnified Taxes.

(b) No Double Recovery. For the avoidance of doubt, if any Indemnified Party is entitled to indemnification pursuant to pursuant to more than one clause of Section 9.2(a), and the remedies of such Indemnified Party hereunder are limited or circumscribed in the case of one or more of such applicable clauses of Section 9.2(a), but not pursuant to one or more other applicable clauses of Section 9.2(a), then the remedies of such Indemnified Party shall not be subject to any such limitations or circumscription; provided, however, that no Indemnified Party shall be entitled to recover its Losses more than once for the same breach, events, facts or circumstances.

9.3 Other Limitations on Liability.

(a) The exclusive remedies of Purchaser and the other Indemnified Parties for Losses suffered or incurred by them pursuant to Section 9.2(a)(i) or Section 9.2(a)(ii) shall be (x) the recovery of 50% of the amount of such Losses from Seller until the Indemnified Parties have recovered from Seller with respect to indemnification claims pursuant to Section 9.2(a)(i) and Section 9.2(a)(ii), collectively, an amount equal to 50% of the Retention Amount, and (y) resorting to the insurance coverage under the RWI Policy; provided, however, that nothing in this Article IX shall be deemed to limit or prohibit the rights of Purchaser and the other Indemnified Parties to bring any action for Fraud against Seller.

(b) Any indemnification recovery for Losses under this Article IX shall be net of the amount of any insurance proceeds actually received by the applicable Indemnified Party with respect to such Losses, reduced by the amount of any increase in premium or other expense incurred by such Indemnified Party in connection with or resulting from pursuing or obtaining such insurance proceeds. For the avoidance of doubt, no Indemnified Party shall have any obligation to maintain any such insurance, or to pursue or obtain any proceeds therefrom, whether with respect to any indemnifiable Losses or any matter, fact or circumstance that could reasonably result in indemnifiable Losses. Purchaser shall not agree to any amendment, modification, revision or waiver of any provision of the RWI Policy that would materially and adversely impact or affect Seller without Seller’s prior written consent.

(c) Notwithstanding any provision in this Agreement to the contrary, but without limiting any rights of Purchaser or the other Indemnified Parties under the RWI Policy, no Indemnified Party shall be entitled to be indemnified for any punitive damages hereunder except to the extent that such Indemnified Party shall be or have become obligated to pay such punitive damages to any other Person.

(d) Notwithstanding anything herein to the contrary, Seller shall not be liable to any Indemnified Party with respect to Losses: (i) relating to any Taxes directly relating to actions outside the ordinary course of business taken by Purchaser or any Indemnified Party (including the Company after the Closing) at any time on the Closing Date after the Closing or (ii) arising as a result of any election with respect to Taxes made after the Closing.

(e) Any indemnification recovery for Losses pursuant to Section 9.2(a)(i), Section 9.2(a)(ii) and Section 9.2(a)(viii), collectively, shall not exceed $5,000,000. Any indemnification recovery for Losses under this Article IX shall not exceed the total amounts paid to Seller as consideration hereunder.

9.4 Third-Party Claims.

(a) Promptly after an Indemnified Party receives written notice of, or otherwise discovers facts giving rise to a Legal Proceeding that has been or has been threatened to be brought, commenced or asserted by a third party against such Indemnified Party and that such Indemnified Party believes could reasonably be expected to give rise to an indemnification claim by such Indemnified Party under this Article IX (any such actual or possible Legal Proceeding by a third party being referred to as a “Third-Party Claim”), such Indemnified Party shall deliver to the Indemnifying Party a written notice (a “Third-Party Claim Notice”) stating: (i) in reasonable detail (to the extent then known to such Indemnified Party) the nature and basis of such Third-Party Claim, and the basis for indemnification hereunder; and (ii) the dollar amount of such Third-Party Claim, to the extent known, and including copies of all relevant notices and other significant documents and materials (including court papers) reasonably available to such Indemnified Party at such time evidencing such matter and the basis for indemnification hereunder; provided, however, that a failure to notify or delay in notifying the Indemnifying Party will not relieve the Indemnifying Party of its obligations pursuant to this Article IX with respect to such Third-Party Claim except to the extent that the Indemnifying Party is materially prejudiced as a result thereof.

(b) For any Third-Party Claim:

(i) Upon receipt of written notice of a Third-Party Claim, the Indemnifying Party will be entitled, by notice to the Indemnified Party delivered within fifteen (15) Business Days of the receipt of notice of such Third-Party Claim (or sooner if notice of the Third-Party Claim so requires), to assume and control the defense and settlement of such Third-Party Claim (at the sole cost and expense of the Indemnifying Party); provided, that the Indemnifying Party shall first irrevocably confirm in writing that the Third-Party Claim is within the scope of the Indemnifying Party’s obligation to indemnify the Indemnified Party and that the

Indemnifying Party shall be responsible for indemnifying the Indemnified Party for such Third-Party Claim in accordance with and subject to the terms of this Article IX. The Indemnifying Party shall allow the Indemnified Party a reasonable opportunity to participate in the defense of such Third-Party Claim with its own counsel and at its own expense, except that, if it is ultimately determined that the Indemnified Party is entitled to indemnification with respect to such Third-Party Claim, then the Indemnifying Party shall pay all reasonable costs and expenses of such counsel if the Indemnified Party has been advised by outside counsel that a reasonable likelihood of a conflict of interest exists between the Indemnifying Party and the Indemnified Party that cannot reasonably be waived. Notwithstanding anything in this Section 9.4 to the contrary, the Indemnifying Party shall not be entitled to assume the control of the defense of any claim that (v) involves any criminal or quasi-criminal Legal Proceeding or any Legal Proceeding by any Governmental Authority, (w) the Indemnified Party has been advised by outside counsel that a conflict of interest exists between the Indemnifying Party and the Indemnified Party that cannot reasonably be waived, (x) upon petition by the Indemnified Party, an appropriate court rules that the Indemnifying Party failed or is failing to vigorously defend or prosecute such Third-Party Claim, (y) the Indemnified Party reasonably believes the Losses related to such Third-Party Claim would exceed twice the maximum amount that the Indemnified Party could then be entitled to recover from the Indemnifying Party under the applicable provision of this Article IX, or (z) seeks injunctive relief, specific performance or other equitable relief against the Indemnified Party (or any of its Affiliates). If the Indemnifying Party does not assume the defense and control of any Third-Party Claim pursuant to this Section 9.4, fails to promptly notify the Indemnified Party in writing of its election to defend as provided in this Agreement and/or such Third-Party Claim involves a disqualifying claim specified above, the Indemnified Party shall be entitled to assume and control such defense, but the Indemnifying Party may nonetheless participate in the defense of such Third-Party Claim with its own counsel and at the sole cost and expense of the Indemnifying Party. If the Indemnifying Party assumes the defense and control of a Third-Party Claim, the Indemnified Party shall, and shall cause each of its Representatives to, reasonably cooperate with the Indemnifying Party in the defense of any Third-Party Claim, including by furnishing books and records, personnel and witnesses, as appropriate for any defense of such Third-Party Claim. If the Indemnifying Party has assumed the defense and control of a Third-Party Claim, it shall be authorized to consent to a settlement of, or the entry of any judgment arising from, any Third-Party Claim, in its reasonable discretion and with the prior written consent (such consent not to be unreasonably withheld, conditioned or delayed) of the Indemnified Party; provided, however, that such consent of the Indemnified Party will not be so required if such settlement or judgment: (i) does not (A) impose any equitable or other non-monetary remedies or obligations on the Indemnified Party but involves solely the payment of money damages for which the Indemnified Party will be indemnified by the Indemnifying Party hereunder and (B) involve a finding or admission of any violation of Law, and (ii) the Indemnifying Party shall obtain from the Person(s) asserting such Third-Party Claim, as a condition of any settlement, a complete and unconditional release (with no finding or admission of wrongdoing) of the Indemnified Party potentially affected by such Third-Party Claim. No Indemnified Party will consent to the entry of any judgment or enter into any settlement or compromise with respect to a Third-Party Claim without the prior written consent of the Indemnifying Party, with such consent not to be unreasonably withheld; provided, however, that, notwithstanding the foregoing, the Indemnified Party shall have the right to pay or settle any such claim if it irrevocably waives in a writing delivered to the Indemnifying Party any right to indemnity therefor under this Agreement.

Notwithstanding anything to the contrary herein, (i) the consent of any Party to any settlement or resolution of a Third-Party Claim shall not be used as evidence of the truth of the allegations in any Third-Party Claim or the merits of such Third-Party Claim, and (ii) the existence of any Third-Party Claim shall not create a presumption of any breach by a Party to this Agreement of any of its covenants set forth in this Agreement.

(c) The Indemnifying Party will use commercially reasonable efforts to keep the Indemnified Party reasonably apprised of the status of the defense of any Third-Party Claim the defense of which it is maintaining, and the Indemnified Party will cooperate in good faith, and cause its controlled Affiliates to cooperate in good faith, with the Indemnifying Party with respect to the defense of any such matter. Such cooperation shall include the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of records and information that are reasonably relevant to such Third-Party Claim, to the extent reasonably available to the Indemnified Party, and making employees available as reasonably requested by the Indemnifying Party to provide additional information and explanation of any material provided hereunder or otherwise relating to the Third-Party Claim.

9.5 Indemnification Procedures. With respect to any claim for indemnification under this Article IX:

(a) The Indemnified Party shall promptly notify Seller (the “Indemnifying Party”) in writing (any such notice being referred to as a “Claim Notice”): (i) the covenant or agreement alleged to have been breached, or other facts or circumstances entitling such Indemnified Party to such indemnification; (ii) a reasonably detailed description (to the extent then known to such Indemnified Party) of the facts and circumstances giving rise to the alleged breach of such covenant or other specific facts or circumstances entitling such Indemnified Party to such indemnification; and (iii) the aggregate dollar amount (which may be estimated or described) and, to the extent such information is available to such Indemnified Party, the individual items of Losses (which may be estimated or described) that are included in the aggregate amount of the Losses that have been incurred or are reasonably likely to be incurred by such Indemnified Party as a result of the inaccuracy or breach or other circumstance referred to in such notice (the aggregate amount of such estimate being referred to as the “Claimed Amount”).

(b) During the 60-day period commencing upon the receipt by the Indemnifying Party of a Claim Notice, the Indemnifying Party may deliver to the Indemnified Party that submitted the Claim Notice a written response (the “Response Notice”) in which the Indemnifying Party: (i) agrees that the full Claimed Amount is owed to such Indemnified Party; (ii) agrees that part (but not all) of the Claimed Amount is owed to such Indemnified Party; or (iii) asserts that no part of the Claimed Amount is owed to such Indemnified Party. Any part of the Claimed Amount that is not agreed by the Indemnifying Party in the Response Notice to be owed to such Indemnified Party shall be referred to as the “Contested Amount.” If the Indemnified Party and the Indemnifying Party are unable to resolve any dispute relating to any Contested Amount during the 30-day period commencing upon the receipt of the Response Notice by the Indemnified Party, then such dispute will be resolved in accordance with Section 10.11.

(c) If the Indemnified Party does not receive a response from the Indemnifying Party with respect to any Third-Party Claim set forth in a Claim Notice by the end of the sixty (60) day period referred to in Section 9.5(b), (i) the Indemnifying Party will be deemed to have irrevocably waived any right to object to such Third-Party Claim and to have agreed that Losses in the amount of the applicable Claimed Amount are indemnifiable hereunder and (ii) with respect to the subject Third-Party Claim, as promptly as practicable and within five (5) Business Days following expiration of such period, in accordance with Section 9.6, the Indemnifying Party will pay the Claimed Amount to the Indemnified Party. If not paid, the Indemnified Party may seek enforcement of the obligation of the Indemnifying Party with respect to the Third-Party Claim in any court available therefor in accordance with the terms of Section 10.10 and Section 10.11.

9.6 Payment.

(a) Once a Loss is agreed to by Seller or finally adjudicated to be payable to one or more Indemnified Parties pursuant to this Article IX, subject to the limitations set forth herein, Seller shall satisfy its indemnity obligation with respect to such Loss by paying directly to such Indemnified Party the amount of such Loss, in cash, within five (5) Business Days of such agreement or final adjudication, by wire transfer of immediately available funds.

9.7 Equitable Relief; Fraud. Notwithstanding any other provision of this Agreement to the contrary, this Article IX will be the sole and exclusive remedy of the Parties hereto from and after the Closing Date for any claims in respect of a breach of this Agreement, including claims of inaccuracy in or breach of any representation, warranty, covenant or agreement hereunder; provided, however, that the foregoing will not (a) be deemed a waiver by any party of any right to seek specific performance or injunctive relief pursuant to Section 10.9, (b) limit any right or remedy arising by reason of any claim of Fraud against the Party committing such Fraud or (c) limit any claims in respect of breaches of the Transaction Documents or any covenant or agreement hereunder to be performed after the Closing.

9.8 Tax Treatment of Indemnification Payments. Any payments made pursuant to this Article IX shall be treated as an adjustment to the Closing Purchase Price by the Parties for Tax purposes, unless otherwise required by Law.

ARTICLE X

GENERAL PROVISIONS

10.1 Notices.

(a) Addresses for Notice. All notices and other communications under this Agreement must be in writing and will be deemed to have been duly delivered and received using one or a combination of the following methods: (i) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; (iii) immediately upon delivery by hand; or (iv) on the date sent by email. In each case, the intended recipient is set forth below:

if to Purchaser (or after the Closing, the Company), to:

KAKEN INVESTMENTS INC.

1000 N. West Street, Suite 1400

Wilmington, Delaware 19801

Attn:	Masashi Suzudo

Mitsuru Watanuki

Yoshiki Sato

Email:	[Omitted]

[Omitted]

[Omitted]

with a copy (which will not constitute notice) to:

Mori Hamada & Matsumoto

16th Floor, Marunouchi Park Building

2-6-1 Marunouchi, Chiyoda-ku

Tokyo 100-8222, Japan

Attn:	Seiichi Okazaki

Takaya Sato

Email:	seiichi.okazaki@mhm-global.com

takaya.sato@mhm-global.com

McDermott Will & Emery LLP

2049 Century Park East, Suite 3200

Los Angeles, CA 90067-3206

Attn:	Matt Carter

David A. Lipkin

Email:	mcarter@mwe.com

dlipkin@mwe.com

if to Seller (or prior to the Closing, the Company), to:

Aadi Bioscience, Inc.

17383 Sunset Boulevard, Suite A250

Pacific Palisades, California 90272

Attn:	David Lennon

Steve Rodin

Email:	[Omitted]

[Omitted]

with a copy (which will not constitute notice) to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

12235 El Camino Real,

San Diego, CA 92130

Attn:	Dan Koeppen

Robert L. Wernli, Jr.

Ethan Lutske

Jack Hamilton

Email:	dkoeppen@wsgr.com

rwernli@wsgr.com

elutske@wsgr.com

jhamilton@wsgr.com

(b) Additional Procedures. Rejection or other refusal to accept, or the inability to deliver because of changed address or other details of which no notice is given, will be deemed to be receipt of any notice pursuant to this Section 10.1 as of the date of rejection, refusal or inability to deliver. Any notice received by the addressee on any Business Day after 5:00 p.m., addressee’s local time, or on any day that is not a Business Day will be deemed to have been received at 9:00 a.m., addressee’s local time, on the next Business Day. From time to time, any Party may provide notice to the other Parties of a change in its address or any of the other details specified in or pursuant to this Section 10.1 through a notice given in accordance with this Section 10.1, except that notice of any such change will not be deemed to have been received until, and will be deemed to have been received upon, the later of the date (i) specified in such notice; or (ii) that is five (5) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 10.1.

10.2 Amendment. Subject to applicable Law and the other provisions of this Agreement, this Agreement may be amended by the Parties by execution of an instrument in writing signed on behalf of each Party.

10.3 Extension; Waiver. Any Party may, to the extent legally allowed and except as otherwise set forth in this Agreement, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, as applicable; (b) waive any inaccuracies in the representations and warranties made to such Party in this Agreement; and (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions for the benefit of such Party contained in this Agreement. Any agreement by a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed by such Party. Any delay in exercising any right pursuant to this Agreement will not constitute a waiver of such right.

10.4 Assignment. No Party may assign either this Agreement or any of its rights, interests, or obligations under this Agreement without the prior written approval of the other Parties, except that Purchaser will have the right to assign all or any portion of their respective rights and obligations pursuant to this Agreement from and after the Closing Date (a) in connection with a merger or consolidation involving Purchaser or other disposition of all or substantially all of the assets of Purchaser or the Company; or (b) to any of its Affiliates. It is understood and agreed that, in each case, such assignment shall not impede or delay the consummation of the Stock Purchase or otherwise materially impede the rights of Seller pursuant to this Agreement. Subject to the preceding sentence, this Agreement will be binding upon and will inure to the benefit of the Parties and their respective successors and permitted assigns. No assignment by any Party will relieve such Party of any of its obligations under this Agreement.

10.5 Confidentiality. The Parties acknowledge that Purchaser and Seller have previously executed the Confidentiality Agreement, which will continue in full force and effect in accordance with its terms. Each of Purchaser and its Representatives will hold and treat all documents and information concerning Seller and its Subsidiaries (which after the Closing shall not be deemed for this purpose to include the Business) furnished or made available to Purchaser, or its Representatives in connection with the Stock Purchase in accordance with the Confidentiality Agreement. Seller and each of its Representatives will hold and treat all documents and information concerning the Business as if it were Confidential Information (as defined in the Confidentiality Agreement).

10.6 Entire Agreement. This Agreement, the other Transaction Documents and the documents and instruments and other agreements among the Parties as contemplated by or referred to in this Agreement, including the Confidentiality Agreement and the Seller Disclosure Letter constitute the entire agreement among the Parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter of this Agreement. Notwithstanding anything to the contrary in this Agreement, the Confidentiality Agreement will (a) not be superseded; (b) survive any termination of this Agreement; and (c) continue in full force and effect until the earlier to occur of (i) the Closing Date and (ii) date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated.

10.7 Third Party Beneficiaries. The Parties agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Parties in accordance with and subject to the terms of this Agreement. This Agreement is not intended to, and will not, confer upon any other Person any rights or remedies under this Agreement.

10.8 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

10.9 Remedies.

(a) Remedies Cumulative. Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred by this Agreement or by applicable Law on such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b) Specific Performance.

(i) Irreparable Damage. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the Parties do not perform the provisions of this Agreement (including any Party failing to take such actions that are required of it by this Agreement in order to consummate the Stock Purchase) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (A) the Parties will be entitled, in addition to any other remedy to which they are entitled at law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms of this Agreement (including specific performance to cause the other Parties to consummate the Stock Purchase, subject to the satisfaction or waiver of the conditions set forth in Article VII); (B) the provisions of Section 8.3 are not intended to and do not adequately compensate Seller, on the one hand, or Purchaser, on the other hand, for the harm that would result from a breach of this Agreement, and will not be construed to diminish or otherwise impair in any respect any Party’s right to an injunction, specific performance and other equitable relief; and (C) the right of specific enforcement is an integral part of the Stock Purchase and without that right, none of the Parties would have entered into this Agreement.

(ii) No Objections; Cooperation. The Parties agree not to raise any objections to (A) the granting of an injunction, specific performance or other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement by any of the Parties; and (B) the specific performance of the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants, obligations and agreements of the Parties pursuant to this Agreement. Any Party seeking an injunction or injunctions to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions of this Agreement will not be required to provide any bond or other security in connection with such injunction or enforcement, and each Party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security. Each Party agrees that it will use reasonable best efforts to cooperate with the other Parties in seeking and agreeing to an expedited schedule in any litigation seeking an injunction or order of specific performance to attempt to fully resolve any dispute between the Parties prior to the Termination Date.

(iii) Tolling of the Termination Date. Notwithstanding anything to the contrary in this Agreement, if prior to the Termination Date any Party initiates a Legal Proceeding to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms of this Agreement, then the Termination Date will be automatically extended by (A) the amount of time during which such Legal Proceeding is pending plus twenty (20) Business Days; or (B) such other time period established by the court presiding over such Legal Proceeding.

10.10 Governing Law. This Agreement, and all claims, causes of action (whether in contract, tort or statute) or other matter that may result from, arise out of, be in connection with or relating to this Agreement, or the negotiation, administration, performance, or enforcement of this Agreement, including any claim or cause of action resulting from, arising out of, in connection with, or relating to any representation or warranty made in or in connection with this Agreement (collectively, the “Relevant Matters”), shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware, without giving effect to any choice or conflict of laws provision, rule, or principle (whether of the State of Delaware or any other jurisdiction) that would result in the application of the laws of any other jurisdiction.

10.11 Consent to Jurisdiction. Each of the Parties (i) irrevocably consents to the service of the summons and complaint and any other process (whether inside or outside the territorial jurisdiction of the Chosen Courts) in any Legal Proceeding in connection with or relating to any Relevant Matters, for and on behalf of itself or any of its properties or assets, in accordance with Section 10.1 or in such other manner as may be permitted by applicable Law, but nothing in this Section 10.11 will affect the right of any Party to serve legal process in any other manner permitted by applicable Law; (ii) irrevocably and unconditionally consents and submits itself and its properties and assets in any Legal Proceeding in connection with or relating to any Relevant Matters to the exclusive general jurisdiction of the Chosen Courts; (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any Chosen Court; (iv) agrees that any Legal Proceeding in connection with or relating to any Relevant Matters will be brought, tried and determined only in the Chosen Courts; (v) waives any objection that it may now or hereafter have to the venue of any such Legal Proceeding in the Chosen Courts or that such Legal Proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (vi) agrees that it will not bring any Legal Proceeding in connection with or relating to any Relevant Matters in any court other than the Chosen Courts. The Parties agree that a final judgment in any Legal Proceeding in the Chosen Courts will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

10.12 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER RELEVANT MATTER IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING (WHETHER FOR BREACH OF CONTRACT, TORTIOUS CONDUCT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER RELEVANT MATTER. EACH PARTY ACKNOWLEDGES AND AGREES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (C) IT MAKES THIS WAIVER VOLUNTARILY; AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.12.

10.13 Counterparts. This Agreement and any amendments to this Agreement may be executed in one or more textually identical counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Any such counterpart, to the extent delivered by .pdf, .tif, .gif, .jpg or similar attachment to electronic mail or through an electronic signature service (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version delivered in person. No Party may raise the use of Electronic Delivery to deliver a signature, or the fact that any signature, agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense.

10.14 No Limitation. It is the intention of the Parties that, to the extent possible, unless provisions are mutually exclusive and effect cannot be given to both or all such provisions, (a) the representations, warranties, covenants and closing conditions in this Agreement will be construed to be cumulative; (b) each representation, warranty, covenant and closing condition in this Agreement will be given full, separate and independent effect; and (c) nothing set forth in any provision in this Agreement will (except to the extent expressly stated) in any way be deemed to limit the scope, applicability or effect of any other provision of this Agreement.

10.15 Conflict Waiver; Privilege.

(a) The Parties understand and agree that Seller and the Company has been represented by Wilson Sonsini Goodrich & Rosati, P.C. (“Wilson Sonsini”) in connection with the transactions contemplated by this Agreement.

(b) The Parties understand and agree that Seller shall be entitled to retain Wilson Sonsini as its counsel in any dispute between Purchaser, the Company or any of their Affiliates, on the one hand, and Seller, on the other, arising from or related to the transactions contemplated by this Agreement, notwithstanding such law firm’s prior or any potential ongoing representation of the Company, and notwithstanding that the interests of Seller, on the one hand, and Purchaser, the Company or any of their Affiliates, on the other, could be directly adverse to one another. Purchaser and each of its Affiliates (including the Company) covenant and agree to waive and not to assert any conflict of interest arising out of or relating to the representation, after the Closing Date, of Seller by Wilson Sonsini in any litigation, arbitration, mediation or other dispute resolution mechanism arising from or relating to the transactions contemplated by this Agreement.

(c) The parties understand and agree that notwithstanding anything in this Agreement, Seller shall have the right to retain and remove from the books and records of the Company all records and legal information that constitute or were part of communications from Wilson Sonsini to the Company or Seller, or that constitute or were part of communications between the Company or Seller and its outside legal counsel, in each case, to the extent that such communications relate solely to (i) the acquisition of Seller, the Company or the assets thereof, (ii) this Agreement, and (iii) the transactions contemplated by this Agreement, and solely to the extent that such records and legal information are subject to attorney-client privilege, attorney work product privilege or a reasonable expectation of client confidence (the “Privileged Transaction Records”). In addition, Seller has informed Purchaser, and Purchaser acknowledges, that it may be impractical to remove all Privileged Transaction Records from the records (including e-mails and other electronic files) of the Company. Accordingly, Purchaser agrees that it shall not, and shall cause each of its Affiliates (including, after Closing, the Company) not to, knowingly use any Privileged Transaction Records remaining in the records of the Company after Closing against Seller or its Affiliates in any disputes against Seller or its Affiliates in connection with this Agreement or the transactions contemplated thereby, unless the privileges described above are validly waived by Seller.

10.16 Guarantee. Guarantor hereby guarantees to Seller and the Company all obligations of Purchaser under Article II of this Agreement, and is entering into this Agreement solely for the purpose of providing such guarantee, and except to that limited extent is not a party to this Agreement.

[Signature page follows.]

The Parties are signing this Agreement on the date stated in the introductory clause.

KAKEN PHARMACEUTICAL CO., LTD.

By:	/s/ Hiroyuki Horiuchi
Name:	Hiroyuki Horiuchi
Title:	President and Representative
Director

KAKEN INVESTMENTS INC.

By:	/s/ Masahi Suzudo
Name:	Masashi Suzudo
Title:	President

AADI BIOSCIENCE, INC.

By:	/s/ David J. Lennon
Name:	David J. Lennon, Ph.D.
Title:	President and Chief Executive Officer

AADI SUBSIDIARY, INC.

By:	/s/ David J. Lennon
Name:	David J. Lennon, Ph.D.
Title:	President and Chief Executive Officer

[Signature Page to Stock Purchase Agreement]

Exhibit A

Exhibit B

Schedule A

Schedule B

Schedule C

Schedule D